As filed with the Securities and Exchange Commission on May 15, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NATIONAL COAL CORP.

(Exact name of registrant as specified in its charter)

Florida	1221	65-0601272
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

8915 George Williams Road

Knoxville, Tennessee 37923

(865) 690-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

T. Michael Love, Chief Financial Officer

National Coal Corp.

8915 George Williams Road

Knoxville, Tennessee 37923

(865) 690-6900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Charles W. Kite National Coal Corp. 8915 George Williams Road Knoxville, Tennessee 37923 (865) 690-6900	James J. Junewicz Daniel L. Horwood Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 701-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered		Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)		Amount Of Registration Fee
10.5% Senior Secured Notes due 2010	$55,000,000		100%	$55,000,000		$5,885
Guarantees of 10.5% Senior Secured Notes due 2010	N/A	(2)	N/A (2)	N/A	(2)	N/A	(2)
Total	$55,000,000		100%	$55,000,000		$5,885

(1)	Estimated solely for the purposes of calculating the registration fee.
(2)	No separate consideration will be received for the guarantees. Pursuant to Rule 457(n) of the Securities Act, there is no separate filing fee for the guarantees.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.	Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices

National Coal Corporation	Tennessee	41-2077382	8915 George Williams Road Knoxville, Tennessee 37923 (865)690-6900

NC Railroad, Inc.	Tennessee	75-3209218	8915 George Williams Road Knoxville, Tennessee 37923 (865)690-6900

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 15, 2005

Offer to Exchange

$55,000,000 10.5% Senior Secured Notes due 2010

Registered Under the Securities Act of 1933

For

All of the Outstanding

$55,000,000 10.5% Senior Secured Notes due 2010

of

NATIONAL COAL CORP.

As Fully and Unconditionally Guaranteed by

National Coal Corporation

And

NC Railroad, Inc.

The notes will be our senior secured obligations and will rank senior in right of payment to all of our and our subsidiary guarantors’ subordinated indebtedness and will rank equal in right of payment with all of our and our subsidiary guarantors’ existing and future senior indebtedness. The notes and the related guarantees will be secured by a lien on substantially all of our and the subsidiary guarantors’ existing and future property and assets, including a pledge of 100% of the stock or other equity interests of our existing and future subsidiaries. We will be permitted to enter into a credit facility providing up to $10.0 million in term loans and revolving credit. Pursuant to the terms of an intercreditor agreement, the security interest in those assets that secure the notes and the subsidiary guarantees will be subordinated to a first-priority lien on the same collateral that will secure any such future credit facility, and the notes would then have a second-priority lien on that collateral. Holders of the notes will have the right, under certain circumstances, to purchase the indebtedness outstanding under the credit facility at a price equal to 100% of its principal amount, plus accrued and unpaid interest and any other obligations due to the lenders.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2006, unless extended.

•	All outstanding old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new notes to be issued are substantially identical to your old notes, except that the new notes will not have transfer restrictions, and you will not have registration rights.

•	The exchange offer is subject only to the conditions that the exchange offer will not violate any applicable law or any interpretation of applicable law by the staff of the Securities and Exchange Commission.

•	There is no established trading market for the new notes, and we do not intend to apply for listing of the new notes on any securities exchange.

•	All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act of 1933. See “Plan of Distribution.”

For a discussion of important factors that you should consider before you participate in the exchange offer, see “ Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

IMPORTANT NOTICE TO READERS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information contained in this prospectus or in any report incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the respective report, as the case may be.

i

SUMMARY

This summary highlights material information contained in greater detail elsewhere in this registration statement. As a result, it does not contain all of the information that you should consider before investing in the notes. You should read the entire registration statement carefully, including the “Risk Factors” and “Forward-Looking Statements” sections. References to “National Coal”, “we”, “us” or “our” refer to National Coal Corp. or to National Coal Corp. and its subsidiaries, as the context requires.

National Coal

We mine, process and sell high quality bituminous steam coal from mines located in East Tennessee and Southeastern Kentucky. We own the coal mineral rights to approximately 74,600 acres of land and lease the rights to approximately 40,900 additional acres. We have expanded our operations considerably since commencing operations at a single surface mine in Tennessee in July 2003. As of December 31, 2005, our mining complexes included three underground mines, two surface mines, and one highwall mine. In addition, we have four preparation plants, two active and two inactive, and four unit train loading facilities, two active and two inactive, served by the CSX and Norfolk Southern (“NS”) railroads. We hold permits that allow us to open five new mines close to our current operations. As of December 31, 2005, we controlled approximately 38.5 million estimated recoverable tons. During the year ended December 31, 2005, we generated total revenues of $65.9 million and sold approximately 1,216,000 tons of coal. During the three months ended December 31, 2005, we generated total revenues of $20.2 million and sold approximately 366,000 tons of coal. We expect our production to increase significantly as we continue to expand operations.

Since our inception, our revenues have resulted primarily from the sale of coal to electric utility companies in the Southeastern United States. According to the U.S. Department of Energy, Energy Information Administration (“EIA”), in 2004 the Southeast region accounted for 23% of coal generated electricity in the United States. Also according to the EIA, the long-term outlook for coal demand in the Southeast is favorable, as coal generated electricity in our region is expected to grow at a rate of 2.0% per year according to the EIA. In addition, the Southeast region is projected by the EIA to account for 27% of the expansion of coal generated electricity in the United States over the next 20 years. For the year ended December 31, 2005, approximately 92% of our revenue was generated from coal sales to electric utility companies in the Southeastern United States and our largest customers were Georgia Power, South Carolina Public Authority (Santee Cooper) and East Kentucky Power, representing approximately 35%, 26% and 10% of our revenues, respectively.

In the year ended December 31, 2005, our mines produced approximately 1.2 million tons of coal. Approximately 54% of our production for 2005 was produced at underground mines and 46% was produced at our surface and highwall mine operations. We have taken advantage of a strong pricing environment to obtain long-term (greater than 12 months in duration) supply agreements with key customers at prices averaging over $50 per ton. We plan to continue to capitalize on the currently strong pricing environment by pursuing additional long-term contracts and selling coal on the spot market for the remainder of our production.

We are a Florida corporation and our executive offices are located at 8915 George Williams Road, Knoxville, Tennessee 37923.

Recent Developments

On May 13, 2006, we reported that first quarter 2006 revenue increased 59% to $20 million from $12.6 million in the prior-year period. Tons of coal shipped in the first quarter increased 65% to a record 372,109 tons, up from 366,450 tons during fourthquarter 2005 and from 226,218 tons in the prior-year period. Tons produced, including purchased coal from third party vendors, increased 96% to 424,844 tons, up from 362,798 reported last quarter and 217,063 in first quarter 2005. Net loss for the period increased to $7.7 million from $2.2 million in the first quarter of 2005.

In March 2006, one of the our two highwall miners was damaged by a rock collapse which will result in approximately three months of lost service. Repairs to the highwall miner are expected to total approximately $1.8 million and were recorded as a cost of sales in the first quarter 2006. Our insurance claim was denied and we intend to take legal action against the insurance provider.

The highwall miner is expected to be in place and operating at the start of the third quarter 2006. The lost production from the highwall miner had a significant impact on profitability due to a 34% loss of volume of lower cost coal (versus the fourth quarter 2005). National Coal supplemented tonnage requirements with coal purchased from outside vendors which added $1.9 million to cost of sales over the prior quarter and over $4 million versus first quarter 2005.

Further, on April 1, 2005, we changed our estimate of the useful lives of mining equipment from seven years to approximately three years. This change resulted in an increase of $1.5 million in net losses for first quarter 2006 as compared to first quarter 2005. General and administrative costs increased from first quarter 2005 by 7.4% to $2.05 million from $1.92 million.

In addition, on May 13, 2006, we announced the promotion of Bill Snodgrass to Chief Operating Officer, effective May 15, 2006. Snodgrass has served as our Operations Manager since we were founded in 2003. Snodgrass will replace Ken Hodak, who resigned to pursue another opportunity effective May 12, 2006.

Summary of the Exchange Offer

Issuer	National Coal Corp.

Old notes	$55,000,000 aggregate principal amount of 10.5% Senior Secured notes due 2010.

The old notes were issued in a transaction exempt from registration under the Securities Act. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights provisions relating to the old notes do not apply to the new notes.

New notes	We are offering to issue up to:

$55,000,000 aggregate principal amount of 10.5% Senior Secured notes due 2010 to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in transactions in reliance upon the exemptions from registration provided by Rule 144A under the Securities Act.

Tenders, Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2006, unless extended in our sole and absolute discretion.

By tendering your old notes, you represent that:

•	you are not an “affiliate,” as defined in Rule 405 under the Securities Act;

•	any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

•	at the time of commencement of the exchange offer, neither you nor, to your knowledge, anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes in violation of the Securities Act;

•	if you are not a participating broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act; and

•	if you are a broker-dealer, you will receive the new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion below under the heading “Plan of Distribution.”

Withdrawal; Non-Acceptance

You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on                  , 2006. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, which we sometimes refer to in this prospectus as DTC, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered old notes, see the discussion below under the headings “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old notes” and “The Exchange Offer—Withdrawal Rights.”

Conditions to the Exchange Offer

We are not required to accept for exchange or to issue new notes in exchange for any old notes and we may terminate or amend the exchange offer if any of the following events occur prior to our acceptance of the old notes:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	we do not receive all governmental approvals that we believe are necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

•	We may waive any of the above conditions in our reasonable discretion. All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. See the discussion below under the heading “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes

Unless you comply with the procedures described below under the heading “The Exchange Offer—Guaranteed Delivery Procedures,” you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

•	tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to Wells Fargo Bank, N.A., as exchange agent, at the address listed below under the heading “The Exchange Offer—Exchange Agent;” or

•	tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, Wells Fargo Bank, N.A., as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, see the discussion below under the heading “The Exchange Offer—Book-Entry Transfers.”

Guaranteed Delivery Procedures	If you are a registered holder of old notes and wish to tender your old notes in the exchange offer, but

•	the old notes are not immediately available;

•	time will not permit your old notes or other required documents to reach the exchange agent before the expiration or termination of the exchange offer; or

•	the procedure for book-entry transfer cannot be completed prior to the expiration or termination of the exchange offer;

•	then you may tender old notes by following the procedures described below under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.

Material United States Federal Income Tax Considerations

The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the heading “Certain United States Federal Income Tax Considerations” for more information regarding the United States federal income tax consequences of the exchange offer to you. You should consult your own tax advisor as to the tax consequences of the exchange to you.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent

Wells Fargo Bank, N.A. is serving as the exchange agent in connection with the exchange offer. You can find the address and telephone number of the exchange agent below under the heading “The Exchange Offer—Exchange Agent.”

Resales of the Registered Notes

Based on interpretations by the staff of the Securities and Exchange Commission, as set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not a broker or dealer that purchased old notes from us to resell them in reliance on Rule 144A under the Securities Act or any other available exemption under the Securities Act;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the new notes; and

•	you are not an affiliate of ours.

If you are an affiliate of ours or are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:

•	you cannot rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

•	you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale, or other transfer of the new notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.

Furthermore, any broker-dealer that acquired any of its old notes directly from us:

•	may not rely on the applicable interpretation of the staff of the Securities and Exchange Commission’s position contained in Exxon Capital Holdings Corp., Securities and Exchange Commission no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., Securities and Exchange Commission no-action letter (June 5, 1991) and Shearman & Sterling, Securities and Exchange Commission no-action letter (July 2, 1983); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Broker-Dealers

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by such broker-dealer as a result of market-making activities or other trading activities. See the discussion below under the heading “Plan of Distribution” for more information.

Registration Rights

When we issued the old notes in December 2005, we entered into a registration rights agreement with the initial purchasers of the old notes. Under the terms of the registration rights agreement, we agreed to file with the Securities and Exchange Commission and cause to become effective a registration statement relating to an offer to exchange the old notes for the new notes within 240 days.

A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Consequences of Not Exchanging Old Notes

If you do not exchange your old notes in the exchange offer, you will continue to be subject to the transfer restrictions described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not intend to register the old notes under the Securities Act. For more information regarding the consequences of not tendering your old notes see the discussion below under the heading “The Exchange Offer Consequences of Exchanging or Failing to Exchange Old Notes.”

SUMMARY DESCRIPTION OF THE NEW NOTES

The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

The new notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from December 29, 2005. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from December 29, 2005. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of interest on such old notes otherwise payable on any interest payment date which occurs on or after consummation of the exchange offer.

Summary of the Terms of the New Notes

For a more detailed description of the new notes, see the discussion below under the heading “Description of the New Notes.”

Issuer	National Coal Corp.

Notes Offered	$55,000,000 aggregate principal amount of 10.5% Senior Secured notes due 2010.

Maturity	December 15, 2010.

Interest Rate	10.5% per year.

Interest Payment Dates	Interest will accrue from the issue date of the notes. Interest will be paid semi-annually on June 15 and December 15 of each year, starting on June 15, 2006.

Guarantees	The notes will be unconditionally guaranteed on a senior secured basis by each of our existing and future domestic subsidiaries.

Collateral

The notes and the related guarantees will be secured by a lien on substantially all of our and the guarantors’ property and assets, including a pledge of 100% of the capital stock or other equity interests of our domestic subsidiaries. We will be permitted to enter into a credit facility providing up to $10.0 million in term loans and revolving credit. The security interest in those assets that secure the notes and the related guarantees will be subordinated to a first-priority lien on the same collateral that will secure any such future credit facility, and the notes would then have a second-priority lien on that collateral.

Optional Redemption

On or after December 15, 2008, we will have the right to redeem all or some of the notes at a redemption price that will decrease ratably from 105.250% of their principal amount to 100% of the principal amount on or after June 15, 2010, in each case plus accrued and unpaid interest. In addition, prior to December 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes originally issued at a price equal to 110.500% of their principal amount with the proceeds of certain equity offerings.

Ranking

The notes will be our senior secured obligations and will rank equally with our existing and future senior debt, and senior to our existing and future subordinated debt. The guarantees of each of our domestic restricted subsidiaries will be a senior secured obligation and will rank equally with existing and future senior debt of that guarantor, and senior to its existing and future subordinated debt. The notes and the related guarantees effectively will be subordinated to all indebtedness and other obligations under a new credit facility, which will be secured by a first-priority lien on the same collateral that will secure the notes.

Change of Control	If we undergo a change of control, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued and unpaid interest.

Asset Sale Proceeds

If we engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, repay the debt under our new revolving credit facility or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds. The purchase price of each Note so purchased will be 100% of its principal amount, plus accrued and unpaid interest.

Indenture Provisions	The indenture governing the notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	issue or sell capital stock of restricted subsidiaries;

•	engage in transactions with affiliates;

•	grant or assume liens; and

•	consolidate, merge or transfer all or substantially all of our assets.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes” for more details.

Risk Factors	See “Risk Factors” beginning on page [ ] for discussion of risk factors you should carefully consider before deciding to participate in the exchange offer.

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully consider the following risk factors and other information under the heading “Forward-Looking Statements,” which appears immediately following this section, before deciding whether to participate in the exchange offer. The risk factors set forth below generally are applicable to the old notes as well as the new notes.

Risks Related to the Exchange Offer

You may not be able to sell your old notes if you do not exchange them for new notes in the exchange offer.

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer as stated in the legend on the old notes. In general, you may not offer or sell the old notes unless they are:

•	registered under the Securities Act;

•	offered or sold pursuant to an exemption from the Securities Act and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently anticipate that we will register the old notes under the Securities Act. In addition, holders who do not tender their old notes, except for certain instances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferable new notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest.

The market for old notes may be significantly more limited after the exchange offer.

If old notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for old notes that remain outstanding may be significantly more limited. As a result, the liquidity of the old notes not tendered for exchange may be adversely affected. The extent of the market for old notes and the availability of price quotations will depend upon a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for old notes that are not exchanged in the exchange offer may be affected adversely as old notes exchanged pursuant to the exchange offer reduce the float. The reduced float also may make the trading price of the old notes that are not exchanged more volatile.

An active trading market may not develop for the new notes.

The new notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of markets that may develop for the new notes, your ability to sell the new notes or the price at which you would be able to sell the new notes. If such markets were to exist, the new notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities.

You must comply with certain procedural requirements in order to participate in the exchange offer.

Issuance of new notes in exchange for old notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of old notes desiring to tender such old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See the discussion below under the headings “The Exchange Offer—Resales of the New notes” and “Plan of Distribution” for more information.

Risks Related to the New Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have, and will continue to have substantial indebtedness. At December 31, 2005, we had approximately $55.0 million principal value of total senior debt. Our indebtedness could be increased by an additional $10.0 million under a future credit facility, which will have priority over senior debt with respect to security interests in the collateral. Our high level of indebtedness could have important consequences, including the following:

•	reducing our ability to obtain additional financing;

•	reducing our cash flow;

•	placing us at a competitive disadvantage compared to our competitors that may have proportionately less debt or greater financial resources;

•	hindering our flexibility in dealing with changes in our business and the industry; and

•	making us more vulnerable to economic downturns and adverse developments.

Despite existing debt levels, we may still be able to incur substantially more debt, which would increase the risks associated with our leverage.

We may be able to incur substantial amounts of additional debt in the future, including debt under a future credit facility, which will have priority over the notes with respect to security interests in the collateral, and debt resulting from the issuance of additional notes. Although the terms of the notes and a future credit facility will limit our ability to incur additional debt, these terms do not and will not prohibit us from incurring substantial amounts of additional debt for specific purposes or under specified circumstances. The incurrence of additional debt could adversely impact our ability to service payments on the notes.

We may not be able to generate the significant amount of cash needed to pay interest and principal amounts on our debt.

We rely primarily on our ability to generate cash in the future to service our debt. If we do not generate sufficient cash flows to meet our debt service and working capital requirements, we may need to seek additional financing. If we are unable to obtain financing on terms that are acceptable to us, we could be forced to sell our assets or those of our subsidiaries to make up for any shortfall in our payment obligations under unfavorable circumstances.

The indenture and any future credit facility will limit our ability to sell assets and also restrict use of the proceeds from any such sale. Therefore, even if forced to do so, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our debt obligations.

The collateral securing the notes may be insufficient or unavailable in the event of a default.

No appraisal of the value of the collateral securing the notes has been made in connection with this offering. The value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Further, the lenders under a future credit facility will have a first priority lien on the collateral, will control all decisions relating to the collateral, and will be entitled to be paid in full before any payment on the notes can be made from a sale of the collateral. By its nature, the collateral will be illiquid and may have no readily ascertainable market value.

Consequently, we may not be able to sell the collateral securing the notes in a short period of time, and even if we are able to do so, the proceeds obtained from these sales may not be sufficient to pay all amounts owing to the holders of the notes and to the lenders under any credit facility.

To the extent that third parties enjoy prior liens (including the lenders under a new credit facility with respect to its first-priority lien), such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral.

Additionally, the terms of the indenture allow us to issue additional notes provided that we meet a specified consolidated fixed charge coverage ratio. The indenture does not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Any additional notes issued pursuant to the indenture will rank equal to the notes sold in this offering and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. Releases of collateral from the liens securing the notes are also permitted under some circumstances. In the event some of the collateral is released, the remaining collateral may not be sufficient to satisfy all amounts owing in respect of the notes and the loans under the new revolving credit facility. See “Description of the Notes—Collateral.”

Defects in our title to the collateral for the notes could adversely affect the value of the collateral or the trustee’s ability to realize upon the collateral.

Most of the collateral for the notes will be comprised of our coal properties, including our mineral rights (whether on owned or leased properties) and our preparation plants and train loading facilities. We will have title insurance on our headquarters in place when the notes are issued, but we will likely not have title insurance on our other properties at that time. However, we have agreed to use our commercially reasonable efforts to obtain title reports, opinions and insurance with respect to certain properties that we are mining, or intend to mine in the foreseeable future, as soon as reasonably practicable after the date of the indenture. We may not be able to obtain such title reports, opinions and insurance before the consummation of the offering or at all, in which case no title insurance proceeds would be available in the event of any loss arising out of a challenge to our title to the collateral. Even if we are able to obtain the title reports, opinions and insurance, there may still be defects or exceptions that could impair the value of the collateral or trustee’s ability to realize upon the collateral.

The ability of the trustee to foreclose on the collateral may be limited.

Your right to foreclose upon and sell the collateral securing the notes could be restricted under the Bankruptcy Code, which could prevent the trustee from repossessing and disposing of the collateral upon the occurrence of an event of default if a bankruptcy case is commenced by or against us before the trustee repossesses and disposes of the collateral. Furthermore, the Bankruptcy Code may permit a debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral) so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Because the courts have not precisely defined the term “adequate protection” and have broad discretionary powers, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Moreover, potential liabilities to third parties may preclude the trustee from foreclosing on collateral. For example, secured creditors that foreclose on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the real property. Consequently, the trustee may decline to foreclose on our real property or exercise other remedies available if it does not receive indemnification to its satisfaction from the holders of the notes.

Finally, the trustee’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the trustee’s security interest in the collateral.

The indenture for the notes and any new credit facility will impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and may hamper our operations.

The indenture for the notes, and any new credit facility, will impose significant operating and financial restrictions on us. These restrictions restrict our ability to:

•	incur additional indebtedness;

•	repay indebtedness (including the notes) prior to stated maturities;

•	pay dividends on or redeem or repurchase our stock;

•	issue capital stock of subsidiaries;

•	make certain payments or investments;

•	create certain liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with stockholders and affiliates; and

•	otherwise conduct necessary corporate activities.

In addition, a future credit facility will require us to maintain specified financial ratios. If a default occurs, our lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. Acceleration of our other indebtedness could result in a default under the terms of the indenture governing the notes, and our assets may not be sufficient to satisfy our obligations under all of our indebtedness, including the notes.

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of a change of control, as defined in the indenture, we will be required to offer to purchase the notes at a price equal to 101% of the principal amount of the notes, together with any accrued and unpaid interest and penalty interest, if any, to the date of purchase. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

If a change of control occurs, we may not have available funds sufficient to meet our repurchase obligations. Our other agreements may preclude us from using available funds to pay you or from selling assets in order to do so. Accordingly, the holders of the notes may not receive the change of control purchase price for their notes. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will be an event of default under the indenture.

Our officers and directors own a substantial portion of our common stock, and their interests may not be aligned with your interests as a holder of the notes.

Our officers and directors own, as of December 31, 2005, 42.8% of our voting shares. As a result, they collectively are able to substantially influence stockholder decisions, such as electing our board of directors, selecting our management team, determining our corporate and management policies and making decisions relating to fundamental corporate actions. Their interests as stockholders may not be aligned with your interests as a holder of the notes. For example, they might favor raising capital through additional debt offerings, rather than equity offerings, because they might be concerned about the dilutive effect of equity offerings, while your interests might be better served if we engaged in equity financing.

Because the notes were issued with original issue discount, U.S. holders of notes will be required to include accrued original issue discount in gross income for U.S. federal income tax purposes before such amounts are received in cash.

The old notes were sold as part of a unit, with each unit comprising one $1,000 principal amount note and one warrant to purchase 31.5024 shares of our common stock. Because the issue price of each unit was allocated between the note and the warrant, the notes will be treated for U.S. federal income tax purposes as having been issued with original issue discount and will be subject to provisions in the Internal Revenue Code and the Treasury Regulations thereunder applicable to original issue discount. As a result, each “U.S. holder,” as defined under the heading “Certain United States Federal Income Tax Consequences,” of a note generally will be required to include original issue discount in gross income in advance of the receipt of cash attributable to such income. In addition, such holders will be required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. See “Certain United States Federal Income Tax Consequences.”

Risks Related to Our Business

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased profitability.

We estimate that as of December 31, 2005, we control approximately 80.8 million tons of proven and probable in-place reserves, including approximately 38.5 million tons of reserves that are recoverable at this time. We base our reserves estimates on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and aspects of which have been reviewed by outside firms. Our estimates of our proven and probable reserves and our recoverable reserves, as well as the Btu or sulfur content of our reserves, may be revised and updated to reflect the resolution of uncertainties and assumptions, the production of coal from the reserves and new drilling or other data received.

In January 2006, we engaged Marshall Miller & Associates, Inc., an independent mining engineering firm, to evaluate our reserves. Their evaluation efforts are ongoing and they have not yet submitted their final report. Future estimates of our reserves, including estimates prepared by Marshall Miller, could be materially different from current estimates. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

•	geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;

•	historical production from the area compared with production from other similar producing areas;

•	the assumed effects of regulation and taxes by governmental agencies; and

•	assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.

For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. As a result, the reserve estimates set forth in this report may differ materially from our actual reserves. Inaccuracies in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs, or decreased profitability.

Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable and to raise the capital necessary to fund our expansion.

Our recoverable reserves will decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of the coal deposits under our mineral rights. Furthermore, we may not be able to mine all of our coal deposits as efficiently as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities and acquiring properties containing economically recoverable coal deposits. In addition, we must also generate enough capital, either through our operations or through outside financing, to mine these additional reserves. Our current strategy includes increasing our coal deposits base through acquisitions of other mineral rights, leases, or producing properties and continuing to use our existing properties. Our ability to further expand our operations may be dependent on our ability to obtain sufficient working capital, either through cash flows generated from operations, or financing activities, or both. Mining coal in Central Appalachia can present special difficulties. Characteristics of the land and permitting process in Central Appalachia, where all of our mines are located, may adversely affect our mining operations, our costs and the ability of our customers to use the coal that we mine. The geological characteristics of Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting, licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect our mining operations and costs, and our customers’ abilities to use the coal we mine.

Our ability to implement our planned development and exploration projects is dependent on many factors, including the ability to receive various government permits.

Our planned development and exploration projects and acquisition activities may not result in the acquisition of significant additional coal deposits and we may not have continuing success developing additional mines. For example, we may not be successful in acquiring contiguous properties that will leverage our existing facilities. In addition, in order to develop our coal deposits, we must receive various governmental permits. Before a mining permit is issued on a particular parcel, interested parties are eligible to file petitions to declare the land unsuitable for mining. For example, on November 10, 2005, two environmental groups filed a petition to halt the expansion of surface mining activities on the New River Tract and surrounding areas. We cannot predict whether we will continue to receive the permits necessary for us to expand our operations.

Defects in title or loss of any leasehold interests in our properties could adversely affect our ability to mine these properties.

We conduct, or plan to conduct, a significant part of our mining operations on properties that we lease. A title defect or the loss of any lease could adversely affect our ability to mine the associated reserves. Title to most of our owned or leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. In some cases, we rely on title information or representations and warranties provided by our lessors or grantors. Our right to mine some of our reserves may be adversely affected if defects in title or boundaries exist or if a lease expires. Any challenge to our title could delay the exploration and development of the property and could ultimately result in the loss of some or all of our interest in the property and could increase our costs. In addition, if we mine on property that we do not own or lease, we could incur liability for such mining. Some leases have minimum production requirements or require us to commence mining in a specified term to retain the lease. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

Due to variability in coal prices and in our cost of producing coal, as well as certain provisions in our long term contracts, we may be unable to sell coal at a profit.

We typically sell our coal for a specified tonnage amount and at a negotiated price pursuant to short-term and long-term contracts. For the year ended December 31, 2005, 100% of the coal we produced was sold under long-term contracts. Price adjustment, “price reopener” and other similar provisions in long-term supply agreements may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Two of our long-term contracts, representing 36% of our sales in the year ended December 31, 2005 and which expire at the end of 2007 and 2008, contain provisions allowing the purchase price to be renegotiated or adjusted based on market prices at the time at periodic intervals. Any adjustment or renegotiation leading to a significantly lower contract price would result in decreased revenues and lower our gross margins. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts. Consequently, due to the risks mentioned above with respect to long-term supply agreements, we may not achieve the revenue or profit we expect to achieve from these sales commitments. In addition, we may not be able to successfully convert these sales commitments into long-term supply agreements.

The coal industry is highly cyclical, which subjects us to fluctuations in prices for our coal.

We are exposed to swings in the demand for coal, which has an impact on the prices for our coal. The demand for coal products and, thus, the financial condition and results of operations of companies in the coal industry, including us, are generally affected by macroeconomic fluctuations in the world economy and the domestic and international demand for energy. In recent years, the price of coal has been at historically high levels, but these price levels may not continue. Any material decrease in demand for coal could have a material adverse effect on our operations and profitability.

We depend heavily on a small number of large customers, the loss of any of which would adversely affect our operating results.

For the year ended December 31, 2005, we derived approximately 71% of our coal revenues from sales to our three largest customers. At December 31, 2005, we had coal supply agreements with these customers that expire at various times through 2008. When these agreements expire, we may not be successful at renegotiating them and these customers may not continue to purchase coal from us pursuant to long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

Significant competition from entities with greater resources could result in our failure.

We operate in a highly competitive industry with national and international energy resources companies. Some of our competitors have longer operating histories and substantially greater financial and other resources than we do. Our competitors’ use of their substantially greater resources could overwhelm our efforts to operate successfully and could cause our failure.

There is no assurance that our limited revenues will be sufficient to operate profitably, or that we will generate greater revenues in the future.

We were formed to create a regional coal producer in Tennessee. We had no revenues from inception until the third quarter 2003 when we began mining operations. We are not profitable and have a limited operating history. We must be regarded as a risky venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

Our coal sales for calendar 2005 were approximately $65.3 million. There is no assurance that we can achieve greater sales or generate profitable sales. We expect that many coal producers could produce and sell coal at cheaper prices per ton than our production cost rates, which could adversely affect our revenues and profits, if any. There is no assurance that we will ever operate profitably. There is no assurance that we will generate continued revenues or any profits, or that the market price of our common stock will be increased thereby.

If we need to sell or issue additional shares of common stock or assume additional debt to finance future growth, our shareholders’ ownership could be diluted or our earnings could be adversely impacted.

Our business strategy may include expansion through internal growth, or by acquiring complementary businesses, or by establishing strategic relationships with targeted customers. In order to do so or to fund our other activities, we may issue additional equity securities that could dilute our shareholders’ stock percentage ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our results of operations.

Our inability to diversify our operations may subject us to economic fluctuations within our industry.

Our limited financial resources reduce the likelihood that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one business area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Certain provisions in our Series A convertible preferred stock may impact our ability to obtain additional financing in the future.

In addition to cash flows generated from operations, we may need to raise capital in the future through the issuance of securities. In order to issue securities that rank senior to our Series A convertible preferred stock in terms of liquidation preference, redemption rights or dividend rights, we must obtain the affirmative consent of holders of at least 75% of the outstanding shares of our Series A convertible preferred stock. If we are unable to obtain the consent of these holders in connection with future financings, we may be unable to raise additional capital on acceptable terms, or at all.

The loss of key management personnel could adversely affect our business.

We are heavily dependent upon the skills, talents, and abilities of our executive officers and board of directors to implement our business plan. Given the intense competition for qualified management personnel in our industry, the loss of the services of any key management personnel may significantly and detrimentally affect our business and prospects. We may not be able to retain some or all of our key management personnel, and even if replaceable, it may be time consuming and costly to recruit qualified replacement personnel.

Our director and officer indemnification policies in conjunction with the provisions of Florida law could result in substantial un-recoupable expenditures and reduced remedies against directors and officers.

Florida Revised Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person’s promise to repay us such amounts, if it is ultimately determined that such person was not entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

Florida Revised Statutes exclude personal liability of our directors to us and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws. There is no assurance that we will find purchasers of our product at profitable prices. If we are unable to achieve supply contracts, or are unable to find buyers willing to purchase our coal at profitable prices, our revenues and operating profits could suffer.

The coal industry is intensely competitive, and our failure to compete effectively could reduce our revenue and margins, and delay or prevent our ability to service our debt.

We operate in a highly competitive industry with regional, national and international energy resources companies. We compete based primarily on price, and we believe that the principal factors that determine the price for which our coal can be sold are:

•	competition from energy sources other than coal;

•	coal quality;

•	efficiency in extracting and transporting coal; and

•	proximity to customers.

Some of our competitors have longer operating histories and substantially greater financial and other resources than we do. Our failure to compete effectively could reduce our revenues and margins, and delay or prevent our ability to make payments on our debt.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

Transportation costs represent a significant portion of the total cost of delivered coal and, as a result, play a critical role in a customer’s purchasing decision. Increases in transportation costs could make our coal less competitive as a source of energy or could make some of our operations less competitive than other sources of coal.

Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to its customers. While U.S. coal customers typically arrange and pay for transportation of coal from the mine to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations.

We face risks inherent to mining which could increase the cost of operating our business.

Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geologic conditions. Any of these factors could increase the cost of operating our business, which would lower or eliminate our margins.

A shortage of skilled labor in the mining industry could pose a risk to achieving optimal labor productivity and competitive costs, which could adversely affect our profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support our planned expansion opportunities, we intend to sponsor both in-house and vocational coal mining programs at the local level in order to train additional skilled laborers. In the event the shortage of experienced labor continues or worsens or we are unable to train the necessary amount of skilled laborers, there could be an adverse impact on our labor productivity and costs and our ability to expand production and therefore have a material adverse effect on our earnings. In addition, we have supplemented our direct workforce through the use of contract miners. If our contract miners are unable to perform their duties as expected, we may experience temporary disruptions in our production. For example, in October 2005, we terminated our agreement with one of our contract miners, and as a result we were required to purchase coal to satisfy our sales requirements. We do not expect that this will have a material effect on our results of operations for 2006. However, if difficulties with our contract miners arise in the future, there could be an adverse effect on our productivity and costs and our ability to expand production and therefore have a material adverse effect on our earnings.

The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce coal.

Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, legislation mandating specified benefits for retired coal miners affects our industry.

Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs.

The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations. In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to by 5% from 1990 levels over a five-year period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on U.S. greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. According to the EIA’s “Emissions of Greenhouse Gases in the United States 2001,” coal accounts for approximately one-third of carbon dioxide emissions in the United States, and efforts to control carbon dioxide emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. Further developments in connection with regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

If the coal industry experiences overcapacity in the future, our profitability could be impaired.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Similarly, an increase in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future.

Our operations could be adversely affected if we fail to maintain required bonds.

Federal and state laws require bonds or cash deposits to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. At December 31, 2005, $257,500 was on deposit with OSM for reclamation bonds related to our Patterson Mountain mining operations. In addition, we have approximately $6.14 million of cash invested in certificates of deposit, against which irrevocable bank letters of credit are written in favor of OSM and have posted a $700,000 letter of credit secured by our executive office building in favor of OSM. Reclamation bonds are typically renewable on a yearly basis if they are not posted with cash. Our failure to maintain, or inability to acquire, bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including the following:

•	lack of availability, higher expense or unfavorable market terms of new bonds;

•	restrictions on the availability of collateral for current and future third-party bond issuers under the terms of our indenture or new credit facility; and

•	the exercise by third-party bond issuers of their right to refuse to renew the bonds.

Terrorist threats and environmental zealotry may negatively affect our business, financial condition and results of operations.

Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Our business also may be affected by environmental activists who engage in activities intended to disrupt our business operations. In particular, environmental activists have conducted protests outside the homes of certain of our executives, including our Chief Executive Officer. We have spent approximately $600,000 during the year ended December 31, 2005 on security measures and related legal fees, largely as a result of the actions of some environmental activists. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

A substantial or extended decline in coal prices could reduce our revenues and the value of our coal reserves.

The prices we charge for coal depend upon factors beyond our control, including:

•	the supply of, and demand for, domestic and foreign coal;

•	the demand for electricity;

•	the proximity to, capacity of, and cost of transportation facilities;

•	domestic and foreign governmental regulations and taxes;

•	air emission standards for coal-fired power plants;

•	regulatory, administrative and court decisions;

•	the price and availability of alternative fuels, including the effects of technological developments; and

•	the effect of worldwide energy conservation measures.

Our results of operations are dependent upon the prices we charge for our coal as well as our ability to improve productivity and control costs. Decreased demand would cause spot prices to decline and require us to increase productivity and lower costs in order to maintain our margins. If we are not able to maintain our margins, our operating results could be adversely affected. Therefore, price declines may adversely affect operating results for future periods and our ability to generate cash flows necessary to improve productivity and invest in operations.

Our ability to collect payments from our customers could be impaired due to credit issues.

Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base may not be highly creditworthy. If deterioration of the creditworthiness of customers or trading counterparties occurs, our business could be adversely affected.

FORWARD-LOOKING STATEMENTS

This registration statement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical facts. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will” or words or phrases of similar meaning. They may relate to, among other things:

•	the worldwide demand for coal;

•	the price and available supply of coal;

•	the price and available supply of alternative fuel sources;

•	our coal reserves and our unproven deposits;

•	the costs to mine and transport coal;

•	the ability to obtain new mining permits;

•	the costs of reclamation of previously mined properties;

•	the expansion of coal production and production capacity of our existing and new mines;

•	our ability to bring new mining properties into operation on schedule;

•	industry competition and trends;

•	our use of proceeds;

•	our ability to continue to execute our growth strategies;

•	availability of qualified workers;

•	environmental requirements, including those affecting our customers’ usage of coal;

•	general economic conditions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

These forward-looking statements are not guarantees of future performance. Forward-looking statements, in many cases, including our statements about plans to expand production capacity, assume the completion of this offering. Forward-looking statements are based on management’s expectations that involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward-looking statements. These risks and uncertainties may include those discussed in “Risk Factors.” Other risks besides those listed in “Risk Factors” can adversely affect us. New risk factors can emerge from time to time. It is not possible for us to predict all of these risks, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in the forward-looking statements. Given these risks and uncertainties, we urge you to read this registration statement completely and with the understanding that actual future results may be materially different from what we plan or expect. We will not update these forward-looking statements even if our situation changes in the future unless required by law to do so.

USE OF PROCEEDS

We will not receive any cash proceeds from the completion of the exchange offer. We received $52 million from the sale of the old notes, after deducting expenses incurred in connection with the offering. We immediately used approximately $22,100,000 of the proceeds to repay existing indebtedness. The remaining proceeds will be used to collateralize reclamation bonds for new mining operations and for equipment acquisitions.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. When we refer to the term expiration date, we mean 5:00 p.m., New York City time,                     , 2006. We may, however, in our sole discretion, extend the period of time that the exchange offer is open. The term expiration date means the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $55 million principal amount of old notes are outstanding. We are sending this prospectus, together with the letter of transmittal, to all holders of old notes of whom we are aware. We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

The new notes will evidence the same continuing indebtedness as the old notes and the exchange will take place without novation.

Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “—Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

Your tender to us of old notes as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions detailed in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal, to LaSalle Bank National Association, as exchange agent, at the address set forth below under “—Exchange Agent” on or prior to the expiration date. In addition, either:

•	certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

•	a timely confirmation of a book-entry transfer, which we refer to in this prospectus as a “book-entry confirmation,” of old notes, if this procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer (described below) must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent’s message in place of the letter of transmittal, or the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution, as defined below.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, these guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program. We refer to those entities as eligible institutions. If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.

We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. If we exercise the foregoing right to waive a condition of the exchange offer for one security holder, we will waive such condition for all security holders. Our or the exchange agent’s interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration date, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide notification. With respect to each security holder, all conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer before we will issue new notes to such security holder.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, these old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.

If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering old notes, you represent to us that, among other things:

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving these new notes, whether or not that person is the holder; and

•	neither the holder nor the other person has any arrangement or understanding with any person, to participate in the distribution of the new notes.

In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in or does not intend to engage in a distribution of new notes.

If you are our “affiliate,” as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of new notes to be acquired pursuant to the exchange offer, you or that other person:

•	can not rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. See “Plan of Distribution.” The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will promptly accept after the expiration date all old notes properly tendered and will promptly issue the new notes after the expiration of the exchange offer. The conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. See “—Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral, confirmed in writing, or written notice to the exchange agent. The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, registered holders of new notes on the record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date that interest has been paid on the old notes. Holders of new notes will not receive any payment of accrued interest on old notes otherwise payable on any interest payment date, if the record date occurs on or after the consummation of the exchange offer.

In all cases, issuance of new notes for old notes that are accepted for exchange will only be made after timely receipt by the exchange agent of:

•	certificates for old notes or a timely book-entry confirmation of these old notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message in its place; and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures, described below the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established for the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile copy of the letter or an agent’s message in place of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under the heading “—Exchange Agent” on or prior to the expiration date, otherwise, the guaranteed delivery procedures described below must be followed.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, a tender may be effected if:

•	prior to the expiration date, the exchange agent received from an eligible institution a notice of guaranteed delivery, substantially in the form we provide, by telegram, telex, facsimile transmission, mail or hand delivery, setting forth your name and address, the amount of old notes tendered, stating that the tender is being made and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile of the letter or agent’s message in place of the letter, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by an eligible institution with the exchange agent, and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile of the letter or agent’s message in place of the letter, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of old notes at any time prior to the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth under the heading “—Exchange Agent.” This notice must specify:

•	the name of the person that tendered the old notes to be withdrawn;

•	the old notes to be withdrawn, including the principal amount of the old notes; and

•	where certificates for old notes have been transmitted, the name in which the old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions regarding the validity, form and eligibility, including time of receipt, of notices. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to the holder, or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with DTC for the old notes, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under the heading “—Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of the old notes:

•	the exchange offer violates any applicable law or applicable interpretation of the staff of the Securities and Exchange Commission;

•	an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer;

•	we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

•	there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

Conditions to the exchange offer must be satisfied or waived prior to the expiration date of the exchange offer.

The conditions stated above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right that we may assert at any time.

In addition, we will not accept for exchange any old notes tendered, and we will not issue any new notes if at the time of exchange any stop order is threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

We have appointed Wells Fargo Bank, N.A. as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By overnight courier, registered/certified mail and by hand:

Wells Fargo Bank, N.A.

[                        ]

[                        ]

[                        ]

Attention: Corporate Trust

Facsimile transmission:

Telecopier No.: [                ]

Attention: [                ]

Fax cover sheets should include a call back telephone number and request a call back, upon receipt.

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

The principal solicitation is being made by mail by Wells Fargo Bank, N.A., as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We estimate these expenses to be approximately $[            ] in the aggregate. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act.

Under existing interpretations of the Securities Act by the Securities and Exchange Commission’s staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to representations required to be made by each holder of new notes, as set forth below. However, any purchaser of new notes who is one of our “affiliates,” as defined in Rule 405 under the Securities Act, or who intends to participate in the exchange offer for the purpose of distributing the new notes:

•	will not be able to rely on the interpretation of the Securities and Exchange Commission’s staff;

•	will not be able to tender its old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless the sale or transfer is made pursuant to an exemption from the requirements. See “Plan of Distribution.”

We do not intend to seek our own interpretation regarding the exchange offer and we cannot assure you that the Securities and Exchange Commission’s staff would make a similar determination with respect to the new notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Resales of the New Notes

We are making the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff’s position, we cannot assure you that the staff of the Securities and Exchange Commission would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that new notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act. In order to receive new notes that are freely tradeable, a holder must acquire the new notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution, within the meaning of the Securities Act, of the new notes. Holders wishing to participate in the exchange offer must make the representations described above under the heading “—Procedures for Tendering Old notes” above.

Any holder of old notes:

•	who is our “affiliate,” as defined in Rule 405 under the Securities Act;

•	who did not acquire the new notes in the ordinary course of its business;

•	who is a broker-dealer that purchased old notes from us to resell them under Rule 144A of the Securities Act or any other available exemption under the Securities Act; or

•	who intends to participate in the exchange offer for the purpose of distributing, within the meaning of the Securities Act, new notes;

will be subject to separate restrictions. Each holder in any of the above categories:

•	will not be able to rely on the interpretations of the staff of the Securities Act in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of old notes, unless the sale is made under an exemption from such requirements.

In addition, if you are a broker-dealer holding old notes acquired for your own account, then you may be deemed a statutory “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of your new notes. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it acquired the old notes for its own account as a result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those new notes. The letter of transmittal states that, by making the above acknowledgment and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Based on the position taken by the staff of the Securities and Exchange Commission in the interpretive letters referred to above, we believe that “participating broker-dealers,” or broker-dealers that acquired old notes for their own accounts, as a result of market-making or other trading activities, may fulfill their prospectus delivery requirements with respect to the new notes received upon exchange of old notes, other than old notes that represent an unsold allotment from the original sale of the old notes, with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of the new notes. Accordingly, this prospectus, as it may be amended or supplemented, may be used by a participating broker-dealer during the period referred to below in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities. Subject to the provisions of the registration rights agreement, we have agreed that this prospectus may be used by a participating broker-dealer in connection with resales of the new notes. See “Plan of Distribution.” However, a participating broker-dealer that intends to use this prospectus in connection with the resale of new notes received in exchange for old notes pursuant to the exchange offer must notify us, or cause us to be notified, on or before the expiration date of the exchange offer, that it is a participating broker-dealer. This notice may be given in the space provided for that purpose in the letter of transmittal or may be delivered to the exchange agent at the address set forth under “—The Exchange Agent.” Any participating broker-dealer that is our “affiliate” may not rely on these interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each participating broker-dealer that tenders old notes pursuant to the exchange offer will be deemed to have agreed, by execution of the letter of transmittal, that upon receipt of notice from us of the occurrence of any event or the discovery of any fact that makes any statement contained in this prospectus untrue in any material respect or that causes this prospectus to omit to state a material fact necessary in order to make the statements contained in this prospectus, in light of the circumstances under which they were made, not misleading or of the occurrence of other events specified in the registration rights agreement, the participating broker-dealer will suspend the sale of new notes pursuant to this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer or we have given notice that the sale of the new notes may be resumed, as the case may be.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, debt and total capitalization derived from our audited consolidated financial statements at December 31, 2005. This table should be read in conjunction with the sections entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and our consolidated financial statements, related notes and other financial information appearing elsewhere in this prospectus.

As of December 31, 2005
(Dollars in Thousands)
Cash and Cash Equivalents	$25,435

Restricted Cash(1)	$6,625

Debt:
Bank Loans	$1,200
Senior Credit Facility	—
New Senior Secured Notes due 2010(2)	51,089
Notes Payable and Other	300
Installment Purchase Obligations	5,271

Total Debt	57,860

Stockholders’ Equity:
Series A Convertible Preferred Stock(3)	—
Common Stock(4)	1
Additional Paid-In Capital	37,168
Accumulated Deficit	(20,553)

Total Stockholders’ Equity	16,616

Total Capitalization	$74,476

(1)	Consists of certificates of deposit and reclamation bonds set aside for environmental remediation.
(2)	Represents the issuance of the old notes, net of estimated warrant value.
(3)	1,611 shares authorized, $0.0001 par value, 1,333.44 shares issued and outstanding.
(4)	80,000,000 shares authorized, $0.0001 par value, 13,977,217 shares issued and outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains our selected consolidated financial data for the period from inception (January 31, 2003) through December 31, 2003, the years ended December 31, 2004 and December 31, 2005 which have been derived from audited consolidated financial statements for the eleven-month period ended December 31, 2003 and the twelve-month periods ended December 31, 2004 and December 31, 2005. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this registration statement.

	Eleven Months Ended December 31,	Twelve Months Ended December 31,
	2003	2004	2005
Revenues:
Coal Sales	$1,013	$16,871	$65,258
Loading Services	—	—	—
Royalty Receipts and Other	178	128	615

Total Revenue	1,191	16,999	65,873

Expenses:
Cost of Sales and Selling Expenses	$1,738	$16,323	$51,115
General and Administrative	1,872	5,242	7,213
Depreciation, Depletion, Accretion and Amortization	617	2,473	10,108

Total Operating Expenses	4,227	24,038	68,436
Income (Loss) From Operations	(3,036)	(7,040)	(2,564)

Other Income (Expense):
Interest and Financing Fees	$(372)	$(3,349)	$(3,967)
Other, Net	75	(41)	(261)

Total Other Income (Expense)	(297)	(3,390)	(4,428)

Net Loss	$(3,333)	$(10,429)	$(6,791)

Other Financial Data:
Fixed Charge Coverage Ratio(2)	—	—	—
Net loss	(3,333)	(10,429)	(6,791)
Interest	372	3,349	3,967

Earnings before taxes and fixed charges	(2,961)	(7,080)	(2,824)
Fixed charges:
Interest	372	3,349	3,967
Rfd Dividends	0	18,894	1,125

Ratio of earnings to fixed charges	(8.1)	(.32)	(.55)

	At December 31,
	2003	2004	2005
Balance Sheet Data:
Cash and Cash Equivalents	$1	$352	$25,435
Restricted Cash(3)	258	4,527	6,625
Total Property, Plant and Equipment, Net(4)	2,346	35,909	50,902
Total Assets	2,831	44,551	90,407
Total Debt	4,682	19,724
Total Liabilities	5,757	25,949	73,791
Total Stockholders’ Equity	(2,927)	18,601	16,616

(2)	Earnings were insufficient to cover fixed charges in the periods presented by [ ], [ ], and [ ].
(3)	Consists of certificates of deposit and reclamation bonds set aside for environmental remediation.
(4)	Includes coal mineral rights, net of accumulated amortization and depletion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Consolidated Financial Statements of National Coal Corp. and the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity and cash flows of National Coal Corp. for the fiscal years ended December 31, 2005 and 2004 and for the eleven months ended December 31, 2003. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operation are forward-looking statements that involve risks and uncertainties and are based upon judgments concerning various factors that are beyond our control.

Overview

We mine, process and sell high quality bituminous steam coal from mines located in East Tennessee and Southeastern Kentucky. We own the coal mineral rights to approximately 74,600 acres of land and lease the coal mineral rights to approximately 40,900 additional acres. We have expanded our operations considerably since commencing operations at a single surface mine in Tennessee in July 2003. Currently, our mining complexes include three underground mines, two surface mines, and two highwall miners. In addition, we have four preparations plants, two active and two inactive, and four unit train loading facilities, two active and two inactive, served by the CSX and Norfolk & Southern (“NS”) railroads. We hold permits that allow us to open five new mines close to our current operations. As of December 31, 2005, we estimate that we controlled approximately 38.5 million tons of Proven (Measured) and Probable (Indicated) recoverable coal reserves. During the year ended December 31, 2005, we generated total revenues of $65.9 million and sold approximately 1,216,400 tons of coal. During the three months ended December 31, 2005, we generated total revenues of $20.2 million and sold approximately 366,000 tons of coal.

Since our inception, our revenues have resulted primarily from the sale of coal to electric utility companies in the Southeastern United States. According to the EIA, in 2004 the Southeast region accounted for 23% of coal-generated electricity production in the United States, more than any other U.S. region. We believe that the long-term outlook for coal demand in the Southeast is favorable, as coal-generated electricity production in our region is expected to grow at a rate of 2.0% per year according to the EIA. In addition, the Southeast region is projected by the EIA to account for 27% of the expansion of coal-generated electricity production in the United States over the next 20 years. For the year ended December 31, 2005, approximately 86% of our revenue was generated from coal sales to electric utility companies in the Southeastern United States and our largest customers were Georgia Power, South Carolina Public Authority (Santee Cooper) and East Kentucky Power, representing approximately 35%, 26% and 10% of our revenues, respectively.

Substantially all of our revenues come from the sale of coal we produce. We also sell coal that we purchase from third party coal producers on a case by case basis. Additionally, when capacity is available, we charge third party coal producers a negotiated price per ton for their use of our rail load-out facilities. These rail load-out facilities allow easy, direct access to load previously mined coal onto rail cars for shipment to customers.

Our revenues depend largely on the price at which we are able to sell our coal. We believe that the current pricing environment in the United States is strong. Any decrease in coal prices due to, among other things, the demand for electricity and the price and availability of alternative fuels for electricity generation, and the supply of domestic and foreign coal, could adversely affect our revenues and our ability to generate cash flows in the future.

Our long-term sales agreements generally require our customers to buy coal from us at prices averaging over $50 per ton, subject to customary quality adjustment provisions. Two of our contracts, pursuant to which we sold 36% of our coal in the twelve months ended December 31, 2005, and which expire in 2007 and 2008, provide for adjustment of coal purchase prices based on market conditions. We plan to continue to capitalize on the currently strong pricing environment by pursuing additional long-term contracts and selling coal on the spot market for the remainder of our uncommitted planned production.

Our revenues also depend on our coal production capacity. We intend to further expand our production from our current reserves and increase production by opening new mines. In Tennessee, we plan on making $7 million of major improvements to our infrastructure through the purchase of a 42-mile short line railroad and the modernization of a large preparation plant and rail loadout facility. In February 2006, we purchased a short line railroad for approximately $2 million which will connect our owned reserves to the Norfolk-Southern Railroad at Oneida, Tennessee. We will spend an additional $1 – 1.5 million to refurbish the line and make it operational. We also acquired the Baldwin preparation plant and rail loadout facility in 2005 in return for the assumption of certain reclamation liabilities and will spend $3 million to update the plant. These investments will provide the capability to efficiently mine our owned reserves and transport that coal, which is expected to be at a lower operating cost per ton than our existing operation, to our Southeast U.S. utility customers at an advantageous rate.

Our results of operations depend on the cost of coal production. Our primary expenses are wages and benefits, repair and maintenance expenditures, diesel fuel purchases, blasting supplies, coal transportation costs, cost of purchased coal, freight and handling costs and taxes incurred in selling coal. We expect that our exploration costs in the next few years will be relatively significant but that our exploration costs will decline as a percentage of revenues. Because of rising fuel costs, our transportation costs have increased significantly. Given that the coal mining business is capital intensive, we expect our depreciation expenses to increase in 2006 and beyond as we increase our capital expenditures for mining and other equipment needed to expand our business.

The coal industry has been highly competitive with very low margins during the past several years. Recently, the surge in price for natural gas has made coal more competitive with that alternative energy source, which has enabled coal-fired power plants to be price competitive with natural gas-fired power plants. We believe this has caused increased demand for coal and has resulted in higher prices and improved margins for our product. However, the price of coal is very volatile, and there can be no assurances that the price of coal will maintain current levels. To reduce our exposure to fluctuations in the price of coal, we intend to maintain long-term contracts with respect to a majority of our coal production. For additional information regarding some of the risks and uncertainties that affect us and our industry, see “Risk Factors.”

Our historical operations prior to April 30, 2003 reflect only the operations of National Coal Corporation, a Tennessee corporation. Prior to April 30, 2003, National Coal Corp., a Florida corporation formerly known as Southern Group International, Inc., was a “blank check” company, which is a company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. On April 30, 2003, National Coal Corp. consummated a reorganization in which all of the outstanding shares of National Coal Corporation, a privately-held Tennessee corporation, were exchanged for 8,549,975 shares of National Coal Corp., a Florida corporation. National Coal Corporation was formed in January 2003, and from inception through June 30, 2003, National Coal Corporation was in the exploration stage with no operating revenue. During the third quarter of 2003, we commenced coal mining operations and, accordingly, are no longer in the exploration stage. As a result of the reorganization of the group and the commencement of operating activities, our results for the eleven months from inception (January 30, 2003) to December 31, 2003 are not comparable to those for the twelve months ended December 31, 2005 and 2004.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to computing depreciation, depletion, amortization, accretion, the basis of reclamation and workers compensation liabilities, asset impairment, valuing non-cash transactions, and recovery of receivables. Estimates are then based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe our most critical accounting policies include revenue recognition, the corresponding accounts receivable and the methods of estimating depletion and reclamation expense of actual mining operations in relation to estimated total mineable tonnage on our properties. We believe the following accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

Revenue Recognition. Under SEC Staff Accounting Bulletin No. 104, Revenue Recognition, we recognize revenue when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller’s price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. In the case of coal we mine and sell, we negotiate a specific sales contract with each customer, which includes a fixed price per ton, a delivery schedule, and terms for payment. We recognize revenue from sales made pursuant to these contracts at the time the coal is loaded onto rail cars at our load-out facilities.

Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Customers are primarily investment grade companies and quasi-governmental agencies. As a result, we have not experienced any instances of non-payment and do not currently maintain an allowance for doubtful accounts. Management monitors customers closely and will record an allowance if trade account balances become potentially uncollectible.

Asset Retirement Obligation. The Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine properties be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. Reclamation activities that are performed outside of the normal mining process are accounted for as asset retirement obligations in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 143, Accounting for Asset Retirement Obligations. We record our reclamation obligations on a mine-by-mine basis based upon current permit requirements and estimated reclamation obligations for such mines as determined by the Office of Surface Mining (“OSM”) and/or the Kentucky Department for Natural Resources when we post a predetermined amount of reclamation bonds prior to commencing mining operations. OSM’s and/or the Kentucky Department for Natural Resources’ estimates of disturbed acreage are determined based on approved mining plans and related engineering data. Cost estimates are based upon estimates approved by OSM based on historical costs. In accordance with SFAS No. 143, we determine the fair value of our asset retirement obligations using a discounted cash flow methodology based on a discount rate related to the rates of US treasury bonds with maturities similar to the expected life of a mine, adjusted for our credit standing.

On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes granted by state authorities, additional costs resulting from accelerated mine closures, and revisions to cost estimates and productivity assumptions, to reflect current experience. At December 31, 2005, we had recorded asset retirement obligation liabilities of approximately $6.7 million. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2005, we estimate that the aggregate undiscounted cost of final mine closure and reclamation is approximately $12,268,000. Our recorded liability represents the estimated future cost of final mine closure and reclamation discounted at our credit adjusted risk-free rate.

Stock-Based Compensation. We account for stock-based compensation using Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Under APB No. 25, compensation expense is recognized for stock options with an exercise price that is less than the market price on the grant date of the option. For stock options granted employees or directors with exercise prices at or above the market value of the stock on the grant date, we have adopted the Financial Accounting Standards Board (“FASB”) disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Except for the issuance of 1,237,500 options granted to directors and officers in March 2004, we have not recorded any compensation costs for these types of option grants.

We currently use a standard option pricing model to measure the fair value of stock options granted to employees. In December 2004, the FASB issued Statement No. 123 (revised 2005), Share-Based Payments, (“SFAS No. 123(R)”) which amends FASB Statement Nos. 123 and 95. SFAS No. 123(R) requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value and is effective for interim or annual periods beginning after December 15, 2005. We adopted this standard effective January 1, 2006 and have elected the modified prospective application transition method. Under the modified prospective application transition method, awards that are granted, modified, repurchased, or cancelled after the date of adoption should be measured and accounted for in accordance with the provisions of SFAS No. 123(R). Awards granted prior to the effective date should continue to be accounted for in accordance with the provisions of SFAS No. 123 with the exception that compensation expense related to unvested options must be recognized in the income statement based on the fair value of the options on the date of grant. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. We expect that adoption of the standard will reduce fiscal 2006 net income.

Beneficial Conversion Feature of Debt and Preferred Stock. In accordance with Emerging Issues Task Force No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, we recognize the value of conversion rights attached to convertible debt and equity instruments. These rights give the instrument holder the immediate ability to convert debt or preferred equity into common stock at a price per share that is less than the trading price of the common stock to the public. The beneficial value is calculated based on the market price of the stock at the commitment date in excess of the conversion rate of the debt and related accruing interest or preferred stock and is recorded as a discount to the related debt or constructive dividend to preferred stockholders and an addition to additional paid-in capital. The debt discount is amortized and recorded as interest expense over the remaining outstanding period of related debt.

Mineral Reserves. We amortize our acquisition costs, development costs, capitalized asset retirement costs and some plant and equipment using the units-of-production method and estimates of recoverable proven and probably reserves. We review these estimates on a regular basis and adjust them to reflect our current mining plans. The rate at which we record depletion also depends on the estimates of our reserves. If the estimates of recoverable proven and probable reserves decline, the rate at which we record depletion increases. Such a decline in reserves may result from geological conditions, coal quality, effects of governmental, environmental and tax regulations, and assumptions about future prices and future operating costs.

Recent Accounting Pronouncements

In November 2004, the FASB issued Statement No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which revised ARB No. 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. Management believes this Statement will have no impact on our financial statements once adopted.

In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on our financial statements once adopted.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. A conditional asset retirement obligation is defined as a legal obligation to perform asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Our adoption of FIN 47 will not result in a change to current practice.

At its March 30, 2005 meeting, the Financial Accounting Standards Board (“FASB”) ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. Issue No. 04-6 requires that the costs of removing overburden and waste materials to access mineral deposits during the production phase of a mine, commonly referred to as stripping costs, be included in the costs of the inventory produced. EITF Issue No. 04-6 is effective for the first fiscal period in fiscal years beginning after December 15, 2005, with early adoption permitted. We have adopted the Issue effective January 1, 2006. Management believes this EITF will have no impact on our financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects or the cumulative effect of change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. Management believes this statement will have no impact on our financial statements.

Results of Operations

The following table presents consolidated statement of operations data for each of the periods indicated as a percentage of revenues.

	Twelve Months Ended December 31		Eleven Months Ended December 31, 2003
	2005	2004
Revenues	100.0%	100.0%	100.0%

Operating expenses:
Cost of sales	77.6	96.0	146.0
Depreciation, depletion and amortization	15.3	14.6	51.8
General and administrative	11.0	30.8	157.2

Total operating expenses	103.9	141.4	354.9

Operating loss	(3.9)	(41.4)	(254.9)

Other income (expense):
Interest expense	(6.0)	(19.7)	(31.3)
Other income (expense), net	(0.4)	(0.2)	6.3

Net loss	(10.3)%	(61.4)%	(279.9)%

Comparison of Twelve Months Ended December 31, 2005 and December 31, 2004

Revenues

	Twelve Months Ended December 31		Percent Change
	2005	2005
Coal sales	$65,258,071	$16,871,346	286.8%
Other revenue	614,563	127,566	381.8%

Total revenues	$65,872,634	$16,998,912	287.5%

For the twelve months ended December 31, 2005, our revenues were derived from coal sales to fifteen customers, eight of which were utilities, six of which were industrial customers and one of which was a coal reseller. Our five largest customers represent 84% of our total revenue. For the twelve months ended December 31, 2004, we had a total of twelve customers, two of which were utilities that accounted for approximately 77% of our revenue. The 286.8% increase in coal sales during the year ended December 31, 2005 is primarily attributable to a 244% increase in production volume, the addition of 3 new customers and a 15% increase in average sales prices. The significant increase in production volume over 2004 is primarily the result of experiencing four full quarters of operations in 2005 as compared to a single quarter in 2004 along with the closure of two lower volume mines and commencement of operations at two higher volume mines, one of which was a highwall mine.

During the two year period ended December 31, 2005, the market for Central Appalachian coal experienced an increase in demand and strong pricing. During the year ended December 31, 2004, 28% of our sales were below $40 per ton, 25.2% were between $40 and $50 per ton and 53.2% was sold above $50 per ton. All sales under contract during 2005 were made at an average price above $50 per ton. All average prices include premiums and penalties for coal quality variances from contractual requirements.

The increase in other revenue is due to the receipt of tippling fees of $250,610 from a coal company with property located adjacent to ours and a negotiated termination of a sales contract of $350,000. At December 31, 2005, the sales contract had thirteen months remaining and required the delivery of 130,000 tons of coal through 2006. These increases were offset by the elimination of $103,403 in royalty revenue during 2004.

Operating Expenses

	Twelve Months Ended December 31		Percent Change
	2005	2004
Cost of sales	$51,115,116	$16,322,632	213.2%
General and administrative expenses	$7,213,346	$5,242,437	37.6%
Depreciation, depletion, accretion and amortization expense	$10,107,723	$2,473,369	308.7%

Total operating expenses	$68,436,185	$24,038,438	184.7%

Cost of sales

Cost of sales consists primarily of salary, benefits, and other compensation costs paid directly to miners, and direct costs paid to third party vendors whose goods and services were directly used in the process of producing coal inventory. Third party vendor costs include equipment leases and maintenance costs, blasting costs, fuel costs, parts and supplies, coal purchases, and transportation costs. The increase in cost of sales in the year ended December 31, 2005 as compared to the year ended December 31, 2004 is primarily due to a 241% increase in mined and purchased coal.

As the production of coal tons increases the cost per ton is decreasing. Our cost of sales as a percentage of total revenue has improved 19.2% from 96.0% to 77.6% in the year ended December 31, 2004 and the year ended December 31, 2005, respectively.

General and administrative expenses

General and administrative expenses primarily include non-operations salary, benefits and related expenses; consulting expenses; legal and professional fees; insurance expenses; and travel and travel related expenses. The change in general and administrative expenses was primarily attributable to changes in six major components: 1) $710,335 increase in payroll, primarily due to an increase in corporate personnel in 2005 and incurring a full year of expense on eleven corporate employees hired in 2004, 2) $329,075 increase in professional fees, primarily legal fees, 3) $367,000 increase in security costs related to securing our mine sites and corporate offices against various threats, 4) the addition of $187,500 in directors fees due to the addition of independent directors, 5) $150,000 forfeited deposit on a real estate transaction, and 6) a $118,000 increase in consultants, primarily financial consultants.

As a percentage of revenues, general and administrative expenses have decreased from 30.8% to 11.0% for the years ended December 31, 2004 and 2005, respectively.

Depreciation, depletion, accretion and amortization expense

The increase in depreciation, depletion, accretion and amortization expense in the twelve month period ended December 31, 2005 compared to the twelve month period ended December 31, 2004 is primarily attributable to a 493.3% increase in depreciation. This change was due to the acquisition of $19.3 million of fixed assets, primarily mining equipment, and a change in the estimated useful lives of our mining equipment. On April 1, 2005, we changed our policy for the depreciable life of mining equipment to three to five years from seven years. Subsequently, most of our equipment was estimated to have a three year useful life. This had the impact of increasing depreciation on mining equipment by approximately $3.6 million during 2005. This adjustment was treated as a change in accounting estimate and depreciation expense was adjusted on a prospective basis.

Other Income (Expense)

Percent Change

	Twelve Months Ended December 31		Percent Change
	2005	2004
Interest expense and financing fees	(3,966,715)	(3,348,922)	18.4%
Other income (expense), net	$(260,905)	$(40,682)	541.3%

Total other income (expense)	(4,227,620)	$(3,389,604)	24.7%

The increase in other income (expense), net, in the year ended December 31, 2005 compared to the year ended December 31, 2004 is primarily attributable to an increase in interest expense of $617,793 and an increase in other expense of $220,223. The increase in interest expense is due to added borrowings for asset acquisitions made during calendar 2005 of approximately $16.8 million offset by the $1.7 million interest expense recognized in 2004 as a result of the beneficial conversion feature of $3.0 million of preferred shares issued in August 2004. The added borrowings do not include the $55,000,000 10.5% Senior Secured Notes due 2010, which were issued on December 29, 2005.

Comparison of Twelve Months Ended December 31, 2004 and Eleven Months Ended December 31, 2003

Revenues

	Eleven Months Ended December 31, 2004	Eleven Months Ended December 31, 2003	Percent Change
Coal sales	$16,871,346	$1,012,520	1566.3%
Royalties receipts	103,403	178,123	(72.3%)
Other revenue	24,163	—	—

Total revenues	$16,998,912	$1,190,643	1327.7%

We commenced mining coal in July 2003, and therefore had limited coal sales during the eleven months ended December 31, 2003. As such, it is not meaningful to compare sales between the eleven months ended December 31, 2003 and the twelve months ended December 31, 2004. During the twelve months ended December 31, 2004, we generated all of our coal sales from fourteen customers, six of which were electric utilities (73.1% of sales, with our top two representing 54.6% of total coal sales), six of which were industrial companies (26.3% of sales), and two of which were coal resellers. All of our sales in 2003 and in the first nine months of 2004 were made pursuant to short term contracts with our electric utility and industrial customers. Sales to coal resellers were made on a spot basis. Most of our coal sales in the fourth quarter 2004 were derived from long-term contracts. At December 31, 2004, we had six contracts of one year or longer, pursuant to which we estimate delivering an aggregate of 984,000 tons of coal in calendar 2005. The royalty receipts for the eleven months ended December 31, 2003 and for the twelve months ended December 31, 2004 were the result of the recognition of deferred revenue relating to our sale in August 2003 of $250,000 of royalty rights relating to coal mined on the Smoky Mountain portion of our New River Tract property. We will not recognize any more royalty revenue pursuant to this transaction. Other revenue for the twelve months ended December 31, 2004 was the result of tippling fees charged to third party operators which leased one of our tipple facilities.

Operating Expenses

	Twelve Months Ended December 31, 2004	Eleven Months Ended December 31, 2003	Percent Change
Cost of sales	$16,322,632	$1,737,937	839.2%
General and administrative expenses	$5,242,437	$1,871,414	180.1%
Depreciation, depletion, accretion, and amortization expense	$2,473,369	$617,155	300.8%

Total operating expenses	$24,038,438	$4,226,506	438.8%

Cost of Sales

For the twelve month period ended December 31, 2004, these expenses consisted primarily of salary, benefits, workers’ compensation and other compensation costs directly attributable to the employment of miners of approximately $4.33 million, and direct costs paid to third party vendors whose goods and services were directly used in the process of producing coal inventory, which included coal purchases of approximately $2.31 million, $477,000 paid to a contract mining entity, equipment leases and maintenance expenses of $1.13 million, blasting expenses of $448,000, fuel costs of $878,000, parts and supplies of $1.40 million, hauling costs of $1.50 million, and royalties and taxes of approximately $911,000. The gross profit margin for calendar 2004 was approximately 5% which is generally below the operating margins of our competitors. This below average operating margin is mainly attributable to the ramp up phase of our mining operations as we went from operating one mine in 2003 to operating six mines in 2004.

There was no cost of sales prior to the second quarter 2003. For the eleven months ended December 31, 2003, our total cost of sales and selling expenses consisted primarily of salary, benefits and other compensation costs directly attributable to the employment of miners of approximately $441,000, direct costs paid to third party vendors whose goods and services were directly used in the process of producing coal inventory, which included equipment leases and maintenance expenses of approximately $470,000, blasting expenses of $159,000, fuel costs of $191,000, parts and supplies of $227,000, hauling costs of $66,000, and royalties and taxes of approximately $96,000.

General and administrative expenses

General and administrative expenses primarily include salary, benefits and related expenses; consulting expenses; legal and professional fees; insurance expenses; and travel and travel related expenses. The increase in general and administrative expenses in the twelve month period ended December 31, 2004 compared to the eleven month period ended December 31, 2003 is primarily attributable to an increase in salaries, benefits and related expenses of $2.08 million, an increase of $903,000 related to the non-cash recognition of compensation expense related to the issuance of options with strike prices below market, an increase in insurance fees of $866,000 partially offset by a decrease in consulting fees of $456,000. This occurred as we transitioned from our initial start-up phase, which began in the calendar third quarter 2003, during which we used consultants, to on-going operations conducted by employees in 2004.

Depreciation, depletion, accretion and amortization expense

The increase in depreciation, depletion, accretion and amortization expense in the twelve month period ended December 31, 2004 compared to the eleven month period ended December 31, 2003 is primarily attributable to the acquisition of fixed assets which resulted in an increase of approximately $1.28 million in depreciation expenses, an increase of $504,000 in adjustments and revisions from annual re-costing of our asset retirement obligations as well as an increase in the recognition of estimated depletion expenses of $115,000.

Other Income (Expense)

	Twelve Months Ended December 31, 2004	Eleven Months Ended December 31, 2003	Percent Change
Other income (expense), net	$(40,682)	$75,437	(147.3%)
Interest expense and financing fees	(3,348,922)	(372,458)	799.1%
Total other income (expense)	$(3,389,604)	$(297,021)	1,041.2%

The increase in other income (expense), net, in the twelve month period ended December 31, 2004 compared to the eleven month period ended December 31, 2003 is primarily attributable to an increase in interest expense of approximately $2,518,000 related to $1,700,000 of interest expense recorded pursuant to the beneficial conversion feature of the $3.0 million convertible debentures issued in August 2004, and added borrowings for asset acquisitions made during calendar 2004, an increase of finance fees of $458,000 related to the April debt offering and fees paid for a second amendment to our senior credit facility, and an increase in property taxes of approximately $33,000.

Related Transactions

See “Certain Relationships and Related Transactions” included elsewhere in this report for a full description of transactions to which we were or will be a party, in which the transaction involved exceeds a material amount, and in which any director, executive officer, shareholder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Liquidity and Capital Resources

As of December 31, 2005, we had cash and cash equivalents of approximately $25.4 million and positive working capital of approximately $18.3 million. We expect to expend a significant portion of our cash during fiscal 2006 as we continue to expand our coal mining operations. Subject to our performance, which if adversely affected could reduce available funds, we expect to be able to meet our liquidity requirements for the foreseeable future through current cash reserves, cash provided by operations and liquidity available through any future revolving credit facility. However, in order to continue to expand our operations, or in the case that we determine it is necessary to expand our operations through acquisition of additional assets and/or mining operations, it may be necessary for us to obtain additional financing in the future. We cannot assure you that additional financing will be available when needed or that if available, such financing will include terms as favorable as current financings. If such financing is not available when required or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

Debt Obligations

The following table summarizes our debt obligations, excluding capital leases, at December 31:

	2005	2004
10.5% Notes, due 2010	$55,000,000	—
Bank note (prime + 1%), due 2007	1,200,018	—
Equipment note (non-interest bearing), due 2006	280,000	—
Installment purchase obligations, due 2008	5,270,611	—
Credit facility (prime + 5.75%) due 2006	—	15,000,000
7.25% bank loan, due 2006	—	532,908
Other	19,931	—

Less unamortized discounts	(3,910,160)	—
	57,860,400	15,532,908
Less current portion of long-term debt	(3,319,175)	(329,511)

Long-term debt	$54,541,225	$15,203,397

10.5% Senior Secured Notes Due 2010

On December 29, 2005, the Company issued $55,000,000 in aggregate principal amount of 10.5% Senior Secured Notes due 2010 (the “Senior Notes”) and 55,000 warrants to purchase a total of 1,732,632 shares of the Company’s common stock (the “Warrants”). The Senior Notes and Warrants were sold in Units (the “Units”) consisting of one $1,000 principal amount Note and one Warrant, which entitled the holder to purchase 31.5024 shares of Company common stock at an exercise price of $8.50 per share, subject to adjustment. The warrants are subject to mandatory conversion if the price the Company’s common stock remains above $12.50 for more than thirty days. The Units were sold in a private placement exempt from the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”). The Senior Notes are fully and unconditionally guaranteed on a senior secured basis by all of our wholly-owned subsidiaries and were offered and sold within the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

The Senior Notes were issued pursuant to an indenture with Wells Fargo Bank National Association, as trustee. Interest on the Senior Notes accrues from the date of issuance or the most recent interest payment date, and is payable in cash semi-annually in arrears on June 15th and September 15th of each year, commencing on June 15, 2006. The warrants are exercisable on or after December 29, 2006 or earlier if the warrants are exchanged for registered warrants which are detached from the Notes and the warrants will expire on December 15, 2010. All of the securities in this offering were initially purchased by Jefferies & Company, Inc.

The Senior Notes and the related guarantees are secured by a lien on substantially all of our and the guarantors’ property and assets, including a pledge of 100% of the capital stock or other equity interests of our domestic subsidiaries. The Senior Notes will mature on December 15, 2010. The Senior Notes will be our senior secured obligations, and will rank equally with our existing and future senior debt and senior to our existing and future subordinated debt. The Notes provide for us to obtain a $10 million revolving line of credit which will hold a first priority secured lien senior to the Notes.

Before December 15, 2008, we may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of a public or private equity offering at 110.500% of the principal amount of the Senior Notes, plus any accrued and unpaid interest, if at least 65% of the aggregate principal amount of the notes remains outstanding after such redemption and the redemption occurs within 90 days of the date of the closing of such equity offering.

In addition, the Senior Notes are redeemable, at our option, in whole or in part, at any time on or after December 15, 2008, in each case at the redemption prices described in the table below, together with any accrued and unpaid interest to the date of the redemption.

Time Period	Percentage
December 15, 2008—December 14, 2009	105.250%
December 15, 2009—June 14, 2010	102.625%
June 15, 2010 and thereafter	100.000%

The indenture governing the Senior Notes will, among other things and subject to certain exceptions, limit our ability and the ability of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	issue or sell capital stock of restricted subsidiaries;

•	engage in transactions with affiliates;

•	grant or assume liens; or

•	consolidate, merge or transfer all or substantially all of our assets.

Our failure to make required payments of interest and principal and to comply with other covenants may result in the acceleration of the principal of the Senior Notes.

We have agreed, pursuant to a registration rights agreement with the initial purchaser, to use our commercially reasonable efforts to register with the SEC a new issue of notes having substantially identical terms as the Senior Notes in order to exchange freely tradable notes for the Senior Notes. The Warrants and Warrant Shares have not been registered with the SEC and are subject to transfer restrictions. Under the terms of the registration rights agreement relating to the Warrants, we have agreed to file a shelf registration statement with the SEC covering the resale of the Warrants and the Warrant Shares, and to use our commercially reasonable efforts to cause that resale registration statement to be declared effective within 240 days after the sale date.

We immediately used approximately $22,100,000 of the proceeds of the Senior Note offering to repay existing indebtedness. The remaining proceeds will be used to collateralize reclamation bonds for new mining operations and for equipment acquisitions.

Equipment Notes

In November 2005, we purchased mining equipment for use in our Kentucky operations from two former contract mining companies for approximately $1,775,000. We financed the purchase with a $400,000, four month, non-interest bearing note to one of the mining companies and a $1,300,000, twenty-four month note with a bank at the prime rate plus 1%. Both notes are secured by the purchased equipment. The $400,000 was repaid early in January 2006 at a $20,000 discount from the then outstanding obligation of $300,000.

During the final quarter of 2005, we entered into capital lease agreements of approximately $2,400,000 with equipment suppliers for certain mining equipment. These leases are for periods of six to thirty-six months and provide for the transfer of ownership of the equipment to the Company at the end of the lease term.

Installment Purchase Obligations

In August 2005, our wholly-owned subsidiary, National Coal Corporation, entered into installment sale contracts with an equipment manufacturer, effective in July 2005, pursuant to which National Coal Corporation purchased, and financed or refinanced, certain equipment used in its coal mining operations. Pursuant to the installment sale contracts, we financed or refinanced approximately $7.3 million in equipment at the following rates with respect to the following amounts:

Annual Percentage Rate	Financed Amount
5.22%	$879,010
6.11%	4,967,673
7.65%	870,967

Total	$6,717,650

The total $6,717,650 principal balance of these contracts includes refinancing obligations previously under capital leases of approximately $2,937,000 at June 30, 2005 representing gross assets of approximately $4,372,000. This resulted in the recognition of a gain of approximately $328,000. The remaining $3,781,000 is related to the purchase of equipment formerly under operating lease and new equipment. The installment sale contracts require monthly payments of principal and interest through January 14, 2008. The obligations under the installment sale contracts are secured by the equipment purchased.

In April 2005, we entered into new installment sales contracts with an equipment manufacturer pursuant to which we refinanced equipment with an aggregate principal value of approximately $2,729,000 formerly acquired under various capital leases. These installment sales contracts require payments over 36 months at fixed interest rates ranging from 7.03% to 7.5%.

•	Senior Secured Credit Facility

On November 26, 2004, our wholly-owned subsidiary, National Coal Corporation, in connection with our acquisition of assets from Appalachian Fuels, LLC entered into a credit agreement with D. B. Zwirn Special Opportunities Fund, L.P., as Lender and administrative agent for the Lenders. The credit agreement provided for an initial credit facility of $15 million with a subsequent credit facility not to exceed $6 million. We exercised our right to borrow $15 million on November 29, 2004, the proceeds of which were used to pay the remaining $12,250,000 of acquisition costs related to the acquisition of assets of Appalachian Fuels, LLC, pay transaction costs with respect to the closing of the credit facility and asset purchase, and fund working capital. We borrowed an additional $1.4 million in January 2005 to fund our acquisition of mining equipment. Borrowings under the credit agreement bear interest at the prime rate, plus 5.75%. The obligation under the credit agreement was secured by substantially all of our assets and those of our subsidiaries. At December 29, 2005, we repaid and terminated this credit facility resulting in the write-off of approximately $407,000 of deferred financing costs.

•	Bank Loan

In July 2004, we borrowed approximately $663,300 on a 24-month term with an interest rate of 7.25% from a local bank. Proceeds from the loan were used to purchase mining and other vehicles. The remaining principal balance of the loan was repaid on December 29, 2005

Cash Flows

We currently satisfy our working capital requirements primarily through cash flows generated from operations and sales of debt and equity securities. For the twelve months ended December 31, 2005, we had a net increase in cash of approximately $25.1 million. Cash flows from operating, financing and investing activities for the twelve months ended December 31, 2005 and 2004 and the eleven months ended December 31, 2003 are summarized in the following table:

	Twelve Months Ended December 31, 2005	Twelve Months Ended December 31, 2004	Eleven Months Ended December 31, 2003
Operating activities	$4,962	($4,342)	($1,541)
Investing activities:	(21,505)	(33,466)	(1,991)
Financing activities	41,675	38,111	3,533
Net increase (decrease) in cash	$25,132	303	222

Operating Activities

The net cash provided by operating activities of approximately $5 million during the twelve months ended December 31, 2005 was primarily the result of an improving net loss. When the impact of depreciation is removed from the net loss, there is an improvement of $11.3 million. The improvement in net loss is due to a significant increase in coal sales and resulting improvements in the percentage of cost of sales and general and administrative expenses. Although many operating costs are variable, gross margin percentage improves as volume increases due to utilization of fixed costs. Additionally, general and administrative costs are not variable and growth in those costs is slowing significantly relative to the increase in coal volumes as the securing of the management team and related corporate costs is completed.

The net cash used in operating activities of approximately $4.34 million during the twelve months ended December 31, 2004 was primarily the result of the net loss of approximately $10.43 million and an increase in receivables of approximately $1.90 million, inventory of approximately $119,000, deferred revenue of approximately $179,000, payments for reclamation obligations of approximately $87,100 and prepaid and other of approximately $233,500 as we increased coal production during the year, partially offset by an increase in accounts payable and accrued liabilities of approximately $3.30 million and non-cash expenses of approximately $5.20 million. The non-cash expenses recorded during the period included $1,700,000 of interest expense related to the beneficial conversion feature of the $3.0 million convertible debentures issued in August 2004, $903,000 of non-cash compensation expense related to the issuance of stock options with an exercise price below the closing price of our common stock on the date of grant, $227,000 of non-cash compensation expense for the issuance of common stock in consideration of salary, $165,000 of non-cash interest expense for the issuance of common stock in lieu of interest payments, and $49,000 of non-cash consulting expense for the Black-Scholes pricing model valuation of warrants issued as consideration for consulting services rendered.

The net cash used in operating activities of approximately $1.54 million during the eleven months ended December 31, 2003 was primarily the result of the net loss of approximately $3.33 million and increases in receivables of approximately $19,000, inventory of approximately $146,000, deferred revenue of approximately $179,000 and prepaid and other of approximately $15,000 as we increased coal production during the year, partially offset by an increase in accounts payable and accrued liabilities of approximately $829,000 and non-cash expenses of approximately $962,000, of which $191,000 was non-cash compensation to a related party, and $153,500 was non-cash compensation expense for the issuance of common stock for services.

Investing Activities

Cash used in investing activities of $21.5 million was primarily related to capital expenditures of $19.3 million and an increase in cash collateral supporting reclamation bonds of $2.1 million. The capital expenditures were used to open two new mines, including a highwall mine, and to acquire additional equipment for existing mines.

The approximately $33.4 million of cash used in investing activities during the twelve months ended December 31, 2004 was due primarily to the purchase of approximately $17.7 million of property, plant and equipment, $10.9 million for the purchase of coal and mineral assets, $4.3 million deposited with a bank as collateral for OSM reclamation requirements, $150,000 in deposits for a potential purchase of mining rights, and $392,000 of prepaid royalty in advance of royalties to be paid on property we lease and expect to mine within a few years.

For the eleven months ended December 31, 2003, $2.0 million of cash used in investing activities resulted primarily from $1.3 million for the acquisition of coal and mineral rights, $448,000 for the acquisition of mining equipment offset by the receipt of $23,000 from the sale of equipment, and $257,500 paid to OSM for reclamation bonds used for surface mine TN #2.

Financing Activities

The net cash provided by financing activities of approximately $41.7 million during the twelve months ended December 31, 2005 was primarily the result of $55.0 million raised from the issuance of Senior Secured Notes, offset by the repayment of $22.1 million including our previous Senior Credit Facility and certain other notes and leases. Additionally, approximately $5.1 million was through the issuance of a note payable and approximately $3.8 million from capital leases.

The net cash provided by financing activities of approximately $38.11 million during the twelve months ended December 31, 2004 was primarily the result of $24.5 million raised from sales of debt securities net of $1.0 million in fees, and $17.7 million raised from the sale of common stock and Series A convertible preferred stock net of $1.0 million in fees, offset primarily by $3.05 million paid to debt holders, $950,000 paid pursuant to capital leases and a bank loan, $560,000 paid on related party debt and $281,000 paid as a dividend to holders of our Series A preferred stock. The net cash provided by financing activities of approximately $3.53 million during the eleven months ended December 31, 2003 was primarily the result of $3.25 million raised from sales of debt from outside parties net of approximately $412,000 financing fees, $560,000 from related party debt, and $287,500 from the sale of equity securities, partially offset by payments of approximately $543,600 on notes payable and capital leases.

Off-Balance Sheet Arrangements

At December 31, 2005, 2004 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, variable interest or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations

The following summarizes our contractual obligations at December 31, 2005 and the effects such obligations are expected to have on liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years

Notes payable	$61,770,560	$3,343,132	$3,447,428	$55,000,000	$—
Operating leases	354,992	263,155	91,837	—	—
Capital leases	2,570,122	1,251,500	1,318,622	—	—

Total contractual obligations	$64,695,674	$4,857,787	$4,857,887	$55,000,000	$—

In November 2004, pursuant to our signed asset purchase agreement with Appalachian Fuels, LLC, we agreed to replace $6.1 million of their reclamation bonds on the Straight Creek, KY mining operations upon the transfer to us of all of the mining permits listed in the asset purchase agreement. These mining permits were transferred to us and the bonds replaced in January 2006.

We rent mining equipment pursuant to operating lease agreements, and made lease payments totaling $1,213,000 and $516,000 during the twelve months ended December 31, 2005 and 2004, respectively.

In September 2004, we purchased an office building in Knoxville, Tennessee for $690,000, which is the new location of our corporate operations. The building has been pledged to satisfy certain OSM bonding requirements.

During the year ending December 31, 2005, we paid dividends to the holders of our Series A convertible preferred stock in the aggregate amount of $1,124,650 in semi-annual payments on June 30 and December 31.

In March 2005, we borrowed $5.14 million to purchase mining equipment. The notes issued had an original maturity of August 10, 2005, which was subsequently extended, were secured by the mining equipment purchased, and had a rate of interest of eighteen percent (18%) per annum calculated from the 61st day until maturity. We paid an origination fee of approximately $200,000 upon the execution of the loan documents. The lenders were also issued 5-year common stock purchase warrants to purchase up to 140,000 shares of our common stock at an exercise price per share of $8.50. Crestview Capital Master, LLC participated in this transaction. The notes were repaid on December 29, 2005 with an additional fee of 3% or approximately $154,000.

During the final quarter of 2005, we entered into capital lease agreements of approximately $2.4 million with equipment suppliers for certain mining equipment. These leases are for periods of six to thirty-six months and provide for the transfer of ownership of the equipment to us at the end of the lease term. Management anticipates that these leases will be renegotiated with a finance company later in 2006.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk.

Market Risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risks

Our interest expense is sensitive to changes in the general level of interest rates in the U.S. At December 31, 2005, we had $61.7 million aggregate principal amount of debt under fixed rate instruments and $1.2 million of debt under variable rate instruments, with equipment financing making up 100% of the variable rate instruments. At December 31, 2004, we had $0 aggregate principal amount of debt under fixed rate instruments and $19.7 million of debt under variable rate instruments, with our Senior Credit Facility making up $15 million of the variable rate instruments.

Under the terms of our equipment financing agreements, the interest rate on borrowings there under was determined based on the prime rate. Based on the variable rate debt outstanding as of December 31, 2005, a 100 basis point increase in interest rates would increase annual interest expense by approximately $12,000. Based on the variable rate debt outstanding as of December 31, 2004, a 100 basis point increase in interest rates would increase annual interest expense by approximately $197,000.

Commodity Risks

We are subject to commodity price risk based on the fluctuating market price of coal. We manage this risk through securing long-term coal supply agreements rather than through use of derivative instruments. In the future, as existing long-term contracts expire or become subject to repricing, our coal sales will be made at then-current market prices. As a result, our revenues and net income will be significantly affected by fluctuations in the price of coal.

Coal prices are influenced by a number of factors and vary dramatically by region. The two principal components of the delivered price of coal are the price of coal at the mine, which is influenced by coal quality, and the cost of transporting coal from the mine to the point of use. Electricity generators purchase coal on the basis of its delivered cost per million Btu. The price of coal is generally in parity with oil and natural gas prices. As macroeconomic factors affect these commodity prices, the price of coal will similarly be impacted.

The cost of operating a mine is influenced by geological characteristics such as seam thickness, overburden ratios and depth of underground reserves. It is generally cheaper to mine coal seams that are thick and located close to the surface than to mine thin underground seams. Typically, coal mining operations will begin at the part of the coal seam that is easiest and most economical to mine. In the coal industry, this surface mining characteristic is referred to as low ratio. As the seam is mined, it becomes more difficult and expensive to mine because the seam either becomes thinner or extends more deeply into the earth, requiring removal of more overburden. Underground mining is generally more expensive than surface mining as a result of high capital costs including costs for modern mining equipment and construction of extensive ventilation systems and higher labor costs, including costs for labor benefits and health care.

In addition to the cost of mine operations, the price of coal at the mine is also a function of quality characteristics such as heat value and sulfur, ash and moisture content. Metallurgical coal has higher carbon and lower ash content and is usually priced $4 to $10 per ton higher than steam coal produced in the same regions. Coal used for domestic consumption is generally sold free on board at a loading point, and the purchaser normally pays the transportation costs. Export coal is usually sold at an export terminal, and the seller is responsible for shipment to the export coal loading facility while the purchaser pays the ocean freight. Most electric power generators arrange long-term shipping contracts with rail or barge companies to assure stable delivery costs. Transportation cost can be a large component of the purchaser’s cost. Although the customer pays the freight, transportation cost is still important to coal mining companies because the customer may choose a supplier largely based on the cost of transportation. Trucks and overland conveyors haul coal over shorter distances, while lake carriers and ocean vessels move coal to export markets. Some domestic coal is shipped over the Great Lakes. Railroads move more coal than any other product, and in 1999, coal accounted for 22% of total U.S. rail freight revenue and more than 44% of total freight tonnage. Railroads typically handle approximately 60% of U.S. coal production, with CSX and Norfolk Southern the dominant carriers in the eastern United States.

Some products used in mining activities, such as diesel fuel, are subject to price volatility. We use short-term fuel contracts to manage the volatility related to this exposure.

Foreign Currency

All of our transactions are denominated in U.S. dollars, and as a result, we do not have material exposure to currency exchange rate risk.

BUSINESS

Corporate Overview

We mine, process and sell high quality bituminous steam coal from mines located in East Tennessee and Southeastern Kentucky. We own the coal mineral rights to approximately 74,600 acres of land and lease the rights to approximately 40,900 additional acres. We have expanded our operations considerably since commencing operations at a single surface mine in Tennessee in July 2003. As of December 31, 2005, our mining complexes included three underground mines, two surface mines, and one highwall mine. In addition, we have four preparation plants, two active and two inactive, and four unit train loading facilities, two active and two inactive, served by the CSX and Norfolk Southern (“NS”) railroads. We hold permits that allow us to open five new mines close to our current operations. As of December 31, 2005, we controlled approximately 38.5 million estimated recoverable tons. During the year ended December 31, 2005, we generated total revenues of $65.9 million and sold approximately 1,216,000 tons of coal. During the three months ended December 31, 2005, we generated total revenues of $20.2 million and sold approximately 366,000 tons of coal. We expect our production to increase significantly as we continue to expand operations.

Since our inception, our revenues have resulted primarily from the sale of coal to electric utility companies in the Southeastern United States. According to the U.S. Department of Energy, Energy Information Administration (“EIA”), in 2004 the Southeast region accounted for 23% of coal generated electricity in the United States. Also according to the EIA, the long-term outlook for coal demand in the Southeast is favorable, as coal generated electricity in our region is expected to grow at a rate of 2.0% per year according to the EIA. In addition, the Southeast region is projected by the EIA to account for 27% of the expansion of coal generated electricity in the United States over the next 20 years. For the year ended December 31, 2005, approximately 92% of our revenue was generated from coal sales to electric utility companies in the Southeastern United States and our largest customers were Georgia Power, South Carolina Public Authority (Santee Cooper) and East Kentucky Power, representing approximately 35%, 26% and 10% of our revenues, respectively.

In the year ended December 31, 2005, our mines produced approximately 1.2 million tons of coal. Approximately 54% of our production for 2005 was produced at underground mines and 46% was produced at our surface and highwall mine operations. We have taken advantage of a strong pricing environment to obtain long-term (greater than 12 months in duration) supply agreements with key customers at prices averaging over $50 per ton. We plan to continue to capitalize on the currently strong pricing environment by pursuing additional long-term contracts and selling coal on the spot market for the remainder of our production.

Business Strategy

Focus on safety and environmental stewardship. We are committed to establishing a reputation as the operator of the safest and most environmentally responsible mines in the country. Our ability to minimize lost-time injuries will improve our cost structure, foster strong governmental and community relationships and enhance our financial performance. We believe that environmental regulations will continue to become more restrictive, and that our commitment to environmental excellence will enhance our ability to comply with regulations.

Increase production and develop reserves. We have expanded our sales from 357,000 tons in 2004 to 1,216,000 tons in 2005. We plan to continue to significantly expand coal production in 2006 by continuing to increase production. We hold permits allowing us to open five additional mines on our properties. We also have applied for permits to open and operate seven additional mines. At December 31, 2005, we controlled approximately 38.5 million estimated recoverable tons, and we believe that we have substantial unproven deposits which we plan to develop.

Improve production efficiencies. We plan to continue to improve our operating efficiencies through greater economies of scale and significant capital improvements. As we expand production in our existing mines and begin production in new mines, we plan to increasingly leverage our fixed cost infrastructure and reduce our per ton production costs. In addition, to expand our production and achieve new efficiencies, we intend to spend approximately $7.0 million to modernize and activate a large preparation plant and rail loadout facility that will enable us to greatly expand our processing capacity in the southern portion of our Tennessee reserves. In February 2006, we purchased a forty-two mile railroad line through a wholly-owned subsidiary that will connect more of our facilities to the Norfolk-Southern railroad in Oneida, TN, thereby reducing our internal transportation costs from this area. This railroad will also significantly increase our shipping capacity.

Continue to develop strong customer relationships. Since we commenced operations in July 2003, we have worked hard to develop a reputation for reliability, consistent quality and customer service, as evidenced by the long-term contracts we have entered into with Santee Cooper, Georgia Power and Duke Energy. We intend to continue to develop our strong relationships with our existing customer base and new customers in order to enhance our market position and secure favorable long-term contracts based on our planned production.

Continue to acquire contiguous reserves. Our mining properties in Tennessee and Kentucky are located in close proximity to one another and are well served by adjacent railroad and interstate highway access. In addition, we believe that opportunities may exist to acquire nearby mines to further leverage our railroad access and preparation plant facilities.

History

Our operations prior to April 30, 2003 reflect only the operations of National Coal Corporation, a Tennessee corporation. Prior to April 30, 2003, National Coal Corp., a Florida corporation, formerly known as Southern Group International, Inc., was a “blank check” company, which is a company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. On April 30, 2003, National Coal Corporation consummated a reorganization in which all of the outstanding shares of National Coal Corporation, a privately-held Tennessee corporation, were exchanged for 8,549,975 shares of Southern Group, Inc., which subsequently changed its name to National Coal Corp., a Florida corporation. National Coal Corporation was formed in January 2003, and from inception through June 30, 2003, National Coal Corporation was in the exploration stage with no operating revenue. During the third quarter of 2003, we commenced coal mining operations and were no longer in the exploration stage. As a result of the reorganization of the group and the commencement of operating activities, our results for the eleven months from inception (January 30, 2003) to December 31, 2003 are not comparable to those for the twelve months ended December 31, 2005 and 2004.

Mining Operations

At December 31, 2005, we were mining coal from two surface mines, three underground mines and one highwall mine located in Tennessee and Kentucky.

Tennessee Mines

Surface Mine TN No. 7. We acquired this surface mine in October 2004 as part of an acquisition of mining permits and mineral rights from Robert Clear Coal Corporation. This mine is located on the Ketchen Tract. This mine uses a front end loader and dozer method of surface mining multiple seams of coal and is located near Elk Valley in East Tennessee. Production started in the fourth quarter of 2004.

Typically, coal from this mine is either trucked directly to our customers or to our Turley rail loadout facility, which is located on the Norfolk-Southern railroad. This loadout facility was an asset acquired from US Coal, Inc. in April 2004. From the date of acquisition until December 31, 2005, we produced approximately 283,004 tons of coal from this mine.

There are an estimated 1,200 mineable acres located in the permitted area. There are three major seams and multiple minor seams within the permitted area that are suitable for mining. The property’s average seam height is 32 inches. The average quality of all mineable seams for this mine is 12,000 Btu per pound and sulfur content is approximately 2.0 pounds per million Btu.

Deep Mine TN No. 1. In August 2004, we began mining operations at Mine TN No. 1 pursuant to a lease agreement with Lexington Coal, LLC. Mine TN No. 1 is located near Devonia, Tennessee, on part of our New River Tract, and the lease agreement with Lexington Coal was part of the acquisition of those mineral rights. Mine TN No. 1 is an underground mine operating in the Pee Wee coal seam and utilizes continuous mining equipment. Coal produced from this location was typically trucked to our preparation plant in Smoky Junction, TN and then trucked to our rail load-out facility in Turley, TN where the coal was either trucked directly to one customer or shipped via rail on the Norfolk-Southern railroad. This mine was closed in April 2005.

Deep Mine TN No. 9. In mid April 2004, we acquired a mining permit and mineral rights to Mine TN No. 9 located near Smoky Junction, TN, from U.S. Coal, Inc., and commenced extracting coal. Mine TN No. 9 is an underground mine operating in the Pee Wee coal seam and utilizes continuous mining equipment. Coal produced from this location was typically processed at our Smoky Junction, TN preparation plant and then trucked to our rail load-out facility in Turley, TN where the coal was either trucked directly to one customer or shipped via rail on the Norfolk-Southern railroad. This mine was closed in May 2005.

Deep Mine TN No. 11. In April 2004, we acquired this underground mine as part of an acquisition of mining permits, mineral rights and coal leases with the Tennessee Valley Authority (“TVA”) from U.S. Coal, Inc. This mine utilizes a continuous mining method of extraction and is located on the TVA tract near Smoky Junction, in East Tennessee. Production started in the fourth quarter of 2004.

Typically, coal from this deep mine is trucked to our Smoky Junction preparation plant where it is washed and then trucked to our Turley rail loadout facility, which is located on the Norfolk-Southern railroad. Both the Smoky Junction and Turley facilities were acquired from US Coal. From the start of production in November 2004 until December 31, 2005, we produced approximately 337,014 tons of coal from this mine.

Mine TN No. 11 is located on an estimated 1,000 mineable acres with an average seam height of less than 35 inches. Typical coal quality for this mine is 12,500 Btu per pound and sulfur content is less than 2.2 pounds per million Btu.

Kentucky Mines

Deep Mine KY No. 1. In November 2004, we acquired this underground mine as part of an acquisition of mining permits and mineral rights from Appalachian Fuels, LLC. This mine is located on the Begley and Straight Creek tracts. This mine utilizes a continuous or “room and pillar” mining method of extraction and is located on the Straight Creek property in Southeastern Kentucky. We currently use a contract miner to mine this property.

The coal from this deep mine is trucked to our nearby Brittain preparation plant where it is washed and then trucked to our Viall rail loadout facility that is located on the CSX railroad. Both the Brittain and Viall facilities were assets acquired from Appalachian Fuels. From the date of acquisition, November 2004, until December 31, 2005, we produced approximately 221,363 tons of coal from this mine.

Deep Mine KY No. 2. In November 2004, we acquired this reserve as part of an acquisition of mining permits and mineral rights from Appalachian Fuels, LLC. This mine is located on the Begley and Straight Creek tracts, which is the same permitted area and coal seam as Mine KY No. 1, but did not start producing coal until 2005. This mine utilizes a continuous or “room and pillar” mining method of extraction and is located on the Straight Creek property in Southeastern Kentucky. We currently use a contract miner to mine this property.

We truck coal from this mine to our nearby Brittain preparation plant where it is washed and then trucked to our Viall rail loadout facility that is located on the CSX railroad. Since initiating operations in 2005 until December 31, 2005, we produced approximately 74,202 tons of coal from this mine.

Mines KY No. 1 and 2 are both located on an estimated 605 mineable acres with an average seam height of less than 40 inches. Typical coal quality for this mine is 12,500 Btu per pound and sulfur content is less than 2.0 pounds per million Btu.

High Wall Miner KY No. 3. In November 2004, we acquired this coal reserve as part of the Appalachian Fuels, LLC acquisition which is located on the Begley and Straight Creek tracts. The highwall miner was purchased in March 2005 and coal extraction began in April 2005. We truck coal from this mine to our Viall rail loadout facility that is located on the CSX railroad. From April 1 through December 31, 2005, we produced approximately 163,241 tons of coal under our agreement with a contract miner, which operates this mine for us.

Surface Mine KY No. 4. In November 2004, we acquired this surface mine as part of the Appalachian Fuels, LLC acquisition which is located on the Begley and Straight Creek tracts. This surface mine facilitates the clearing of a “highwall” primarily for purposes of using the highwall miner. The mine was operated by a subcontractor from June 1 through August 8, 2005, at which time we began operating the mine using our own employees. From June 1 through December 31, 2005, we produced approximately 27,733 tons of coal from this mine.

The highwall miner and surface mine, Nos. 3 and 4, are both located on an estimated 3,982 acres with an average seam height of approximately 32 inches. Typical coal quality for this mine is 12,500 Btu per pound and sulfur content is less than 2.0 pounds per million Btu.

Highwall Mine KY No. 6. In November 2004, we acquired this highwallmine as part of an acquisition of mining permits and mineral rights from Appalachian Fuels, LLC. Mine KY No. 6 is located on the Begley and Straight Creek tracts. A second highwall miner was purchased in February 2006 and coal extraction from Mine KY No. 6 began shortly thereafter. We truck coal from this mine to our Viall rail loadout facility that is located on the CSX railroad. We currently use a contract miner to mine this property.

Permitted Non-Operating Mines

Currently, we have five issued mining permits for mines that are not yet operating. The five issued permits are for mines located in Tennessee. We have also applied for permits, or have permit applications in various stages of processing, that should enable us to operate an additional seven mines.

Transportation

Our Tennessee and Kentucky operations are both within a few miles of major interstate highways, which provide access for trucking transport of our coal. Our Turley, Tennessee rail load-out facility is immediately adjacent to a portion of the Norfolk-Southern rail system, and our Straight Creek, Kentucky rail load-out facility is immediately adjacent to a portion of the CSX rail system. In February 2006, through a wholly-owned subsidiary, we purchased forty-two miles of railroad track from Norfolk-Southern Railroad which will connect our Baldwin facility in Devonia, Tennessee to the Norfolk-Southern rail system in Oneida, Tennessee.

We use employee drivers and independent contractors to haul coal from the mine sites to our preparation plants and loadout facilities. We own our trucks and employ drivers through our wholly-owned subsidiary, NC Transportation, Inc.

Railroad Loading and Preparation Plant Facilities

We currently have two active railroad loading facilities; the Turley railroad load-out facility in Turley, Tennessee, and the Viall railroad load-out facility in Straight Creek, Kentucky, and two inactive railroad loading facilities located in Smoky Junction, Tennessee and Devonia, Tennessee. The Baldwin railroad facility, located at Devonia, Tennessee, is currently undergoing capital improvements to become operational.

Each railroad load-out facility is in close proximity to a preparation plant. The Smoky Junction, Tennessee preparation plant is fully operational and has an estimated capacity of 720,000 clean tons per year. The Brittain preparation plant in Straight Creek, Kentucky is fully functional and has an estimated annual capacity of 1.8 million clean tons.

The preparation plants in Turley, Tennessee, and Pine Mountain, Kentucky, are not currently in use and would need capital improvements to become operational. We intend, subject to availability of funds, to improve the rail and preparation plant facilities where necessary to serve our growing production needs.

Employees

At December 31, 2005, we had 244 full-time employees, of which 211 were engaged in direct mining or processing operations, fourteen in mining supervision, and nineteen in executive management, sales, legal and general administration. None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be favorable. We utilize the services of independent consultants as needed. The miners and supervisors are based in East Tennessee and Southeastern Kentucky; the Chief Executive Officer/President, Chief Operating Officer, Chief Financial Officer and General Counsel are based in Knoxville, Tennessee.

Marketing and Sales

Our marketing and sales efforts are based at the corporate office in Knoxville, Tennessee and are led by our Vice President of Sales, who has over twenty-five years of sales experience in the coal industry. Our sales efforts primarily are focused on increasing our customer base of electric utilities in the Southeastern region of the United States. We are also targeting industrial customers. We do not anticipate exporting any of our production for the foreseeable future.

During the year ended December 31, 2005, we sold over 1,216,000 tons of coal, 366,000 tons of which were sold in the fourth quarter, at an average price of nearly $53.66 per ton, resulting in approximately $65.3 million in coal sales. Our top two customers, both electric utilities, represented approximately 60% of the tonnage relating to these coal sales.

Customers

During the twelve months ended December 31, 2005, we generated all of our coal sales revenue from fifteen customers, eight of which were electric utilities (92%), six of which were industrial companies (8%) and one was a coal reseller (<1%). All of our sales in 2003 and in the first nine months of 2004 were made pursuant to short term contracts with our electric utility and industrial customers. Sales to coal resellers were made on a spot basis. Most of our coal sales in the fourth quarter 2004 through December 31, 2005 were derived from long-term contracts. We intend to expand the number of customers we serve as our coal production increases, and to enter into long term contracts for the majority of our coal production to obtain greater price certainty for our coal. At December 31, 2005, we had six contracts of one year or longer. The following table summarizes, as of December 31, 2005, the tons of coal that we are committed to deliver at prices determined under existing long- term contracts, which prices are subject to annual adjustment under the terms of our contracts, during the calendar years 2006 through 2010:

Calendar Year	Tons	Avg. $/Ton	Dollar Value
2006	1,429,000	$52.16	$74,532,250
2007	1,230,000	$52.02	$63,985,500
2008	300,000	$51.35	$15,403,500
2009	60,000	$59.48	$3,568,500
2010	15,000	$69.45	$1,041,750

Total	3,034,000	$52.25	$158,531,500

Competition

The coal industry is intensely competitive. We compete with numerous domestic coal producers. We also compete with producers of other fuels used in electricity generation, including nuclear, natural gas and hydroelectric producers. In addition to competition from other fuels, coal quality, the marginal cost of producing coal in various regions of the country, and transportation costs are major determinants of the price for which our coal can be sold.

The Coal Industry

A major contributor to the world energy supply, coal represented over 24% of the world’s primary energy consumption in 2003 according to the World Coal Institute. The primary use for coal is to fuel electric power generation. In 2004, coal-fired plants generated 50% of the electricity produced in the United States, according to the EIA. The United States produces over one-fifth of the world’s coal and is the second largest coal producer in the world, exceeded only by China. Other leading coal producers include India, Australia, and South Africa. The United States is the holder of the largest coal reserves in the world.

We operate in the Central/Southern Appalachia region. The Central/Southern Appalachia region contains coalfields in eastern Kentucky, Tennessee, Alabama, Southwestern Virginia, and Central and Southern West Virginia. Production declined in all major sections of Central/Southern Appalachia except for Southern West Virginia, which has grown due to the expansion of more economically attractive surface mines. The region has experienced significant consolidation in the past several years due to modest demand growth and strong competition from Western coal. We believe Central/Southern Appalachian operators market approximately 67% of their coal to electric generators, principally in the Southeastern United States. Central/Southern Appalachia producers also sell extensively in the export market and to industrial customers. We believe the coal of Central/Southern Appalachia has an average heat content of 12,500 Btu per pound and generally has low sulfur content.

Coal Mining Techniques

Coal mining operations can be divided into surface and underground mining methods. The most appropriate mining technique is determined by coal seam characteristics such as location and recoverable reserve base. Drill-hole data are used initially to define the size, depth and quality of the coal reserve area before committing to a specific extraction technique. All coal mining techniques rely heavily on technology, improvements to which have resulted in increased productivity. The five most common mining techniques are continuous mining, longwall mining, truck-and-shovel mining, dragline mining, and highwall mining, the newest technique. We use continuous mining, truck-and-shovel mining and highwall mining.

Surface mining. Generally, it is easier and cheaper to mine coal seams that are thick and located close to the surface than it is to mine thin underground seams. Typically, coal-mining operations will begin at the part of the coal seam that is closest to the surface and most economical to mine. As the seam is mined, it becomes more difficult and expensive to mine because the seam either becomes thinner or protrudes more deeply into the earth, requiring removal of more material over the seam, known as “overburden.” As the amount of overburden increases the cost to mine coal increases. For example, many seams of coal in Central Appalachia are between one to ten feet thick and located hundreds of feet below the surface. In contrast, seams in the Powder River Basin of Wyoming may be eighty feet thick and located only 100 feet below the surface.

Truck-and-shovel mining. Truck-and-shovel mining is a surface mining method that uses either large electric-powered shovels or front end loaders (“loaders”) to remove the earth or overburden that covers the coal. The overburden is loaded onto large off-road trucks, and the overburden is used to backfill pits after coal removal. Loaders load coal into coal trucks for transportation to the preparation plant or rail load-out. Seam recovery using the truck-and-shovel method is typically 90%. Productivity depends on size of equipment, geological composition and the ratio of overburden to coal. Productivity varies between 250 to 400 tons per miner shift in the Powder River Basin where the overburden ratio is approximately four to one, to thirty to eighty tons per miner shift in Central Appalachia where the overburden ratio is approximately twenty to one.

Highwall mining. Highwall mining is a surface mining method in which a continuous mining machine is driven by remote control into the seam exposed by previous open cut operations, or “highwall”, which was the result of surface mining operations. A continuous haulage system carries the coal from the digging face to the surface for stockpiling and transport. This process forms a series of parallel, unsupported cuts along the highwall. It is vital that the coal pillars remaining between adjacent drives are capable of supporting the overburden structure.

Deep mining. Those seams that are too deep to surface mine can be economically mined with specialized equipment matched to the thickness of the coal seam. Underground mining methods consist of “room and pillar” and “longwall mining.” Room and pillar mining typically requires using a continuous miner to cut a system of entries into the coal, leaving pillars to support the strata above the coal. Shuttle cars then transport the coal from the digging face to a conveyor belt for transport to the surface. This method is often used to mine thin seams, and seam recovery is typically 50% or less. Longwall mining requires a sophisticated array of equipment that cuts a block of coal as wide as 1000 feet and as long as 5000 feet. This mining method requires a very large, thick seam of coal and a sophisticated array of expensive mining equipment. Most underground mining in the U.S. is performed using continuous miners.

Coal Characteristics

Heat value. The heat value of coal is commonly measured in Btu per pound of coal. Coal found in the Eastern and mid-Western regions of the United States, including Central Appalachia, tends to have a heat content ranging from 10,000 to 15,000 Btu per pound. Most coal found in the Western United States ranges from 8,000 to 10,000 Btu per pound. The weight of moisture in coal, as sold, is included in references to Btu per pound of coal, unless otherwise indicated.

Sulfur content. Sulfur content can vary from seam to seam and sometimes within each seam. Coal combustion produces sulfur dioxide, the amount of which varies depending on the chemical composition and the concentration of sulfur in the coal. Low sulfur coal has a variety of definitions, and in using this term, we refer to coal with sulfur content of 2.0% or less by weight. Compliance coal refers to coal with a sulfur content of less than 1.2 pounds of sulfur dioxide per million Btu. The strict emissions standards of the Clean Air Act have increased demand for low sulfur coal. We expect continued high demand for low sulfur coal as electric generators meet the current Phase II requirements of the Clean Air Act (1.2 pounds or less of sulfur dioxide per million Btu).

Sub-bituminous coal typically has lower sulfur content than bituminous coal, but some bituminous coal in Colorado, Eastern Kentucky, Tennessee, Southern West Virginia and Utah also has a low sulfur content.

Other. Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is an important characteristic of coal for electric generating plants as it affects combustion performance and utilities must handle and dispose of ash following combustion.

Moisture content of coal varies by the type of coal, the region where it is mined and the location of coal within a seam. In general, high moisture content decreases the heat value and increases the weight of the coal, thereby making it more expensive to transport with less combustion efficiency. Moisture content in coal, as sold, can range from approximately 5% to 30% of the coal’s weight. Generally, the moisture content of coal from Central Appalachia ranges from 5% to 9%.

The other major market for coal is the steel industry. The type of coal used in steel making is referred to as metallurgical coal and is distinguished by special quality characteristics that include high carbon content, low expansion pressure and various other chemical attributes. Metallurgical coal is also high in heat content (as measured in Btu), and therefore is desirable to utilities as fuel for electricity generation. Consequently, metallurgical coal producers have the ongoing opportunity to select the market that provides maximum revenue. The premium price offered by steel makers for the metallurgical quality attributes is typically higher than the price offered by utility coal buyers that value only the heat content.

Once raw coal is mined, it is often crushed, sized and washed in preparation plants where product consistency and heat content are improved. This process involves crushing the coal to the required size, removing impurities and, where necessary, blending it with other coal to match customer specifications.

When some types of coal are super-heated in the absence of oxygen, they form a hard, dry, caking form of coal called “coke.” Steel production uses coke as a fuel and reducing agent to smelt iron ore in a blast furnace. Most of the coking coal comes from coal found in Northern and Central Appalachia.

Coal Prices

Coal prices vary dramatically by region and are determined by a number of factors. The two principal components of the delivered price of coal are the price of coal at the mine, which is influenced by mine operating costs and coal quality, and the cost of transporting coal from the mine to the point of use. Electric utilities purchase coal on the basis of its total delivered cost per million Btu. The higher the Btu of the coal, the fewer tons the utility needs to buy to meet its requirements.

Price at the mine. The price of coal at the mine is influenced by geological characteristics such as seam thickness, overburden ratios and depth of underground reserves. Eastern United States coal is more expensive to mine than Western coal because of thinner coal seams and thicker overburden. Underground mining, prevalent in the Eastern United States, has higher costs than surface mining because it requires more people, greater development costs, and higher costs to remove impurities.

In addition to direct mining costs, the price of coal at the mine is also a function of quality characteristics such as heat value, sulfur, ash and moisture content. Metallurgical coal has higher carbon and lower ash content and is usually priced as much as $10 per ton higher than steam coal produced in the same regions. Higher prices are paid for special coking coal with low volatility characteristics. Very few coal seams possess these unique metallurgical coal qualities.

Transportation costs. Coal used for domestic consumption is generally sold freight on board, or FOB, at the mine and shipped by railroad or by truck. The buyer normally bears the transportation costs. Export coal, however, is usually sold at the loading port, and coal producers are responsible for arranging and paying for shipment to the export coal-loading facility. The buyer does not acquire ownership of the coal or pay for it until it is loaded onto the ship.

Most electric generators arrange long-term shipping contracts with rail, truck, or barge companies to assure stable delivered costs. Transportation can be a large component of a buyer’s cost, especially if long distances are involved such as from Wyoming to the Southeast. Although the buyer pays the freight, transportation costs are still important to coal mining companies because the buyer may choose a supplier based on the cost of transportation. According to the National Mining Association, railroads account for nearly two-thirds of total United States coal shipments. Trucks and overland conveyors haul coal over shorter distances, while lake carriers and ocean vessels move coal mainly to export markets. Some domestic coal is shipped over the Great Lakes. Most coal mines are served by a single rail company, but much of the Powder River Basin is served by two competing rail carriers. Coal mines in Central Appalachia generally are served by either the Norfolk-Southern or the CSX rail lines.

Regulatory Matters

Federal, state and local authorities regulate the United States coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and availability. The Mine Safety and Health Administration, or MSHA, is the U.S. Department of Labor agency responsible for the health and safety of miners. The Office of Surface Mining, or OSM, is the Department of the Interior agency which governs the issuance of permits and is responsible for overseeing the reclamation, restoration and other environmental processes for our industry.

The industry is also affected by significant legislation mandating certain benefits for current and retired coal miners. Numerous federal, state and local governmental permits and approvals are required for mining operations. We believe that we have obtained all permits currently required to conduct our present mining operations and are in compliance with all MSHA and OSM regulations pursuant to our operations. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that a proposed development for, or production of, coal may have on the environment. These requirements could prove costly and time-consuming, and could delay commencing or continuing development or production operations. Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, our activities may be more closely regulated. Such legislation and regulations, as well as future interpretations and more rigorous enforcement of existing laws, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time. The majority of any such violations result from natural causes, such as heavy rainfall or diverse temperature conditions, that cause physical changes to the land surface or water levels resulting in excess sedimentation in streams or land slides. None of the violations to date or the monetary penalties assessed upon us have been material.

Mine Safety and Health

Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations.

Most states, including the states of Tennessee and Kentucky in which we operate, have programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of United States industry. While regulation has a significant effect on our operating costs, our regional competitors are subject to the same degree of regulation.

Environmental Laws

We are subject to various federal and state environmental laws. Some of these laws, discussed below, place many requirements on our coal mining operations. Federal and state regulations require regular monitoring of our mines and other facilities to ensure compliance.

Surface Mining Control and Reclamation Act

The SMCRA, which is administered by OSM, establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under the act as in Kentucky, the state becomes the regulatory authority.

SMCRA permit provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation.

Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed prior to 1977 and to pay health care benefit costs of orphan beneficiaries of the Combined Fund. The fee, which partially expired on September 30, 2004, is $0.35 per ton on surface-mined coal and $0.15 per ton on deep-mined coal. Since that date, a fee is assessed each year to cover the expected health care benefit costs of the orphan beneficiaries.

SMCRA stipulates compliance with many other major environmental programs. These programs include the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act (“RCRA”), Comprehensive Environmental Response, Compensation, and Liability Acts (“CERCLA”) superfund and employee right-to-know provisions. Besides OSM, other Federal and State regulatory agencies are involved in monitoring or permitting specific aspects of mining operations. The United States Environmental Protection Agency (“EPA”) is the lead agency for States or Tribes with no authorized programs under the Clean Water Act, RCRA and CERCLA. The United States Army Corps of Engineers (“COE”) regulates activities affecting navigable waters and the United States Bureau of Alcohol, Tobacco and Firearms (“ATF”) regulates the use of explosive blasting.

We do not believe there are any substantial matters that pose a risk to maintaining our existing mining permits or hinder our ability to acquire future mining permits. It is our policy to comply with all requirements of the Surface Mining Control and Reclamation Act and the state laws and regulations governing mine reclamation.

Clean Air Act

The coal industry has witnessed a recent shift in demand to low sulfur coal production driven by regulatory restrictions on sulfur dioxide emissions from coal-fired power plants. The Clean Air Act, the Clean Air Act Amendments and the corresponding state laws that regulate the emissions of materials into the air, affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, including future regulation of fine particulate matter measuring ten micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fueled electricity generating plants.

For example, in 1995, Phase I of the Clean Air Act Acid Rain program required high sulfur coal plants to reduce their emissions of sulfur dioxide to 2.5 pounds or less per million Btu, and in 2000, Phase II of the Clean Air Act tightened these sulfur dioxide restrictions further to 1.2 pounds of sulfur dioxide per million Btu. Currently, electric power generators operating coal-fired plants can comply with these requirements by:

•	burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

•	installing pollution control devices such as scrubbers, which reduce the emissions from high sulfur coal;

•	reducing electricity generating levels; or

•	purchasing or trading emission credits to allow them to comply with the sulfur dioxide emission compliance requirements.

However, as new and proposed laws and regulations, including the Clean Air Interstate Rule and the Clean Air Mercury Rule, require further reductions in emissions, coal-fired utilities may need to install additional pollution control equipment, such as wet scrubbers, to comply. Installation of such additional pollution control equipment could potentially result in a decrease in the demand for low sulfur coal (because sulfur would be removed by the new equipment), potentially driving down prices for low sulfur coal.

Clean Water Act

The Clean Water Act of 1972 affects coal mining operations by establishing water quality standards and regulating alteration of surface water bodies. Much of the responsibility for standard setting, monitoring, and enforcement is delegated to state agencies, with federal oversight. There are three major aspects in the standard-setting process. First, the states establish use designations for all surface water bodies. Second, scientifically-based water quality criteria (numeric or narrative) are established to be protective of the designated uses. These criteria include total maximum daily load (“TMDL”) discharge standards which are monitored and enforced through the National Pollution Discharge Elimination System (“NPDES”). Water discharges from each mine operation are regulated within the NPDES process. The third component is the anti-degradation standard, which establishes characteristics of “high quality streams”, and prohibits their degradation. Standards for discharging water from mine sites to high quality streams are very stringent. Upgrading stream designations to “high quality” in the areas in which coal mine operations are located can potentially result in increased water treatment costs that can increase both permitting costs and coal production costs.

Resource Conservation and Recovery Act

The Resource Conservation and Recovery Act, which was enacted in 1976, affects coal mining operations by establishing requirements for the treatment, storage and disposal of hazardous waste. Coal mine waste, such as overburden and coal cleaning waste, are exempted from hazardous waste management.

Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high-volume, low- toxicity coal combustion wastes generated at electric utility and independent power producing facilities. In May 2000, the EPA concluded that coal combustion wastes do not warrant regulation as hazardous under RCRA. The EPA is retaining the hazardous waste exemption for these wastes. However, the EPA has determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion wastes disposed in surface impoundments and landfills and used as mine-fill. The agency also concluded beneficial uses of these wastes, other than for mine filling, pose no significant risk and no additional national regulations are needed. As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators.

Federal and State Superfund Statutes

Superfund and similar state laws affect coal mining and hard rock operations by creating a liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources. Under Superfund, joint and several liabilities may be imposed on waste generators, site owners or operators and others regardless of fault.

Global Climate Change

The United States, Australia, and more than 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States did not ratify the emission targets and no comprehensive regulations focusing on greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. According to the Energy Information Administration’s Emissions of Greenhouse Gases in the United States 2001, coal accounts for 32% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to lower carbon sources of fuel. In March 2001, President Bush reiterated his opposition to the Kyoto Protocol and further stated that he did not believe that the government should impose mandatory carbon dioxide emission reductions on power plants. In February 2002, President Bush announced a new approach to climate change, confirming the

Administration’s opposition to the Kyoto Protocol and proposing voluntary actions to reduce the greenhouse gas intensity of the United States. Greenhouse gas intensity measures the ratio of greenhouse gas emissions, such as carbon dioxide, to economic output. The President’s climate change initiative calls for a reduction in greenhouse gas intensity over the next ten years, which is approximately equivalent to the reduction that has occurred over each of the past two decades.

Permitting

Mining companies must obtain numerous permits that impose strict environmental and safety regulations on their operations. These provisions include requirements for coal prospecting, mine plan development, topsoil removal, storage and replacement, selective handling of overburden materials, mine pit backfilling and grading, protection of the hydrologic balance, subsidence control for underground mines, surface drainage control, mine drainage and mine discharge control and treatment, and revegetation.

We must obtain permits from applicable state regulatory authorities before we begin to mine reserves. The mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that will be mined. We develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plans incorporate the provisions of the Surface Mining Control and Reclamation Act of 1977 (the “SMCRA”), state programs and the complementary environmental programs that impact coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way, and surface land along with documents required of the Office of Surface Mining’s Applicant Violator System.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review, technical review and public notice and comment period prior to approval. SMCRA mine permits can take over a year to prepare, depending on the size and complexity of the mine, and often require six months to two years for approval. Regulatory authorities have considerable discretion in the timing of permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including through intervention in the courts.

We do not believe there are any substantial matters that pose a risk to maintaining our existing mining permits or hinder our ability to acquire future mining. It is our policy to ensure that our operations are in full compliance with the requirements of the SMCRA and state laws and regulations governing mine reclamation.

Technology

Coal mining technology is continually evolving and improving. Longwall mining technology has increased the average recovery of coal from large blocks of underground coal from 50% to 70%. At larger surface mines, haul trucks have capacities of up to 400 tons, which is nearly double the maximum capacity of the largest haul trucks used a decade ago. This increase in capacity, along with larger excavating equipment, has increased overall mine productivity.

We do not have any licenses, patents, or trademarks and do not depend on licensed technology to conduct our operations.

Recent Coal Market Conditions

U.S. coal production more than doubled from 1968 to 1998 due largely to changes in work practices and the introduction of new technologies that have greatly increased mine productivity. According to the EIA, overall coal mine productivity, measured in short tons produced per miner hour, has increased from 3.8 tons in 1990 to 6.8 tons in 2004.

According to traded coal indices and reference prices, U.S. and international coal demand is currently at high levels. Coal prices have increased significantly between 1994 and 2004, and have gone up significantly in Central Appalachia in every year since 2002. We believe that current trends in the U.S. coal industry are among the most positive witnessed over the past decade, supported primarily by:

•	stronger industrial demand following a recovery in the U.S. manufacturing sector;

•	relatively low customer stockpiles;

•	production difficulties and reserve degradation experienced by some U.S. coal producers;

•	capacity constraints of U.S. nuclear-powered electricity generators;

•	high current and forward prices for natural gas and oil;

•	transportation disruptions including constrained rail line capacity and increased costs faced by the trucking industry; and

•	increased international demand for U.S. coal for electricity generation and steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.

U.S. spot coal prices have experienced significant volatility over the past few years. Starting in late 2000 and continuing through mid-2001, U.S. spot coal prices began to rise as a result of reduced supply, higher demand from utility and industrial consumers, and rising natural gas and oil prices. Beginning in the middle of 2001, U.S. coal prices declined due to the weakening domestic economy, higher utility consumer inventories and increases in supply as the coal production market reacted to the stronger prices during the late 2000/early 2001 period. Spot prices for coal remained relatively low through the end of 2001 and during all of 2002.

U.S. coal prices have steadily increased since mid-2003, particularly for coal sourced in the Eastern United States. In 2005, coal prices in Central Appalachia remained relatively unchanged despite unseasonal weather in the Southeast. Cooler summer temperatures and a warmer than normal winter did little to lower the price of Central Appalachian coal. Many utilities are now trying to lock in prices for future supplies of coal.

Demand for U.S. Coal Production

Electricity Generation

Coal produced in the United States is used primarily by utilities to generate electricity, by steel companies to produce coke for use in blast furnaces and by industry to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. Significant quantities of coal are also exported from both East and West coast terminals. According to the EIA, almost all of the coal consumed in the United States in 2004 was from domestic production sources, given that imports represent less than 3% of total domestic consumption. Coal produced in the United States is also exported, primarily from East coast terminals. The breakdown of 2004 U.S. coal consumption by sector, according to the EIA, is as follows:

End use:	Tons (millions)	% of Total
Electric Power	1,015	91.9%
Other Industrial Plants	61	5.6%
Coke Plants	24	2.1%
Residential & Commercial	4	0.4%
Total	1,104	100.0%

Source: EIA

Coal has long been favored as an electricity generating fuel by regulated utilities because of its basic economic advantage. The largest cost component in electricity generation is fuel. According to the National Mining Association, coal is the cheapest source of power fuel per million Btu, averaging less than one-fifth the price of both petroleum and natural gas in 2004. According to the EIA, for a new coal-fired plant built today, fuel costs would represent about one-half of total operating costs, while the share for a new natural-gas-fired plant would be almost 90%. Coal used as fuel to generate electricity is commonly referred to as “steam coal.” Other factors that influence each utility’s choice of electricity generation mode include facility cost, fuel transportation infrastructure, environmental restrictions and other factors. The breakdown of U.S. electricity generation by fuel source in 2004, as estimated by the EIA, is as follows:

Electricity Generation Source:	% of Total Electricity Generation
Coal	50%
Nuclear	20%
Natural Gas	18%
Hydro	7%
Petroleum	3%
Other	2%
Total	100%

Source: EIA

The EIA projects that generators of electricity will increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet base load requirements, coal consumption has generally grown at the pace of electricity demand growth. Demand for electricity has historically grown in proportion to U.S. economic growth as measured by gross domestic product.

Increasing U.S Electricity Demand (1980 – 2025)

	1980	1985	1990	1995	2000	2005E	2010P	2015P	2020P	2025P
	(Billion Kilowatt Hours)
Net Electricity Consumption	2,094	2,324	2,837	3,164	3,592	3,845	4,272	4,643	5,043	5,470

Source: EIA

According to the EIA, from 1990 to 2004 coal consumption in the United States increased from 905 million tons to 1.1 billion tons, or 22%. The largest driver of increased coal consumption during this period was increased demand for electricity. The EIA estimates that coal use for electricity generation is expected to increase by 1.6% per year on average through 2025, as coal remains one of the lowest cost fuel sources for domestic electric power producers.

U.S. Electricity Production and Coal Consumption Trends (1995 – 2004)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	(Billion Kilowatt Hours)
Production by Fuel:
Coal	1,709	1,795	1,845	1,874	1,881	1,966	1,904	1,933	1,974	1,976
Nuclear	673	675	629	674	728	754	769	780	764	789
Natural Gas	496	455	479	531	556	601	639	691	650	700
Hydroelectric	308	344	353	319	313	270	208	256	267	262
Petroleum	75	81	93	129	118	111	125	95	119	118
Other	92	94	94	94	98	100	92	104	109	109
Total Production	3,354	3,444	3,492	3,620	3,695	3,802	3,737	3,859	3,883	3,953

	(Million Short Tons)
Coal Consumption	962	1,006	1,030	1,037	1,039	1,084	1,060	1,066	1,095	1,104

Source: EIA

We believe that existing coal-fired plants will supply much of the projected increase in the demand for electricity because they possess excess capacity that can be utilized at low incremental costs. The National Energy Technology Laboratory has identified 124 coal-fired plants, representing 73,000 megawatts of electric generation capacity, that have been proposed and are currently in various stages of development.

Restructuring of the Electric Industry.

In October 1992, Congress enacted the Energy Policy Act of 1992, which gave wholesale electricity suppliers access to the transmission lines of U.S. utility companies. In May 1996, the Federal Energy Regulatory Commission (“FERC”) issued the first of a series of orders establishing rules to promote competition in wholesale electricity markets by providing wholesale electricity suppliers open access to electricity transmission systems. In 1999, the FERC issued a rule to encourage the establishment of regional transmission organizations. Wholesale competition has resulted in a substantial increase in non-utility generating capacity in the United States.

Some individual states are also proceeding with their own deregulation initiatives. The pace of deregulation differs significantly from state to state. As of September 2003, seventeen states and the District of Columbia had either enacted legislation leading to the deregulation of the electricity market or issued a regulatory order to implement retail access that would allow customers to choose their own supplier of generation. Five states have delayed restructuring and twenty-seven are not actively pursuing deregulation. In California, where supply and demand imbalances created electricity supply shortages, the California Public Utilities Commission suspended deregulation.

A possible consequence of deregulation is downward pressure on fuel prices. However, because of coal’s cost advantage and because some coal-fueled generating facilities are underutilized in the current regulated electricity market, we believe that additional coal demand would arise as electricity markets are deregulated if the most efficient coal-fueled power plants are operated at greater capacity.

U.S. Coal Production and Distribution

In 2004, total coal production as estimated by the Department of Energy was 1.1 billion tons. The primary producing regions in the United States are Appalachia (35%) (including West Virginia, Kentucky, Tennessee and Pennsylvania), Interior (13%) (including Illinois, Indiana and Western Kentucky) and Western (52%) (including Wyoming, Utah and Colorado). All of our coal production comes from the Central Appalachian region. In 2004, approximately 67% of U.S. coal was produced by surface mining methods. The remaining 33% was produced by underground mining methods that include room and pillar mining and longwall mining.

U.S. Coal Production

	1998	1999	2000	2001	2002	2003	2004
	(Tons in Millions)
Area:
Appalachian	460.4	425.6	419.4	431.2	396.2	376.1	390.4
Interior	168.4	162.5	143.5	146.9	146.6	146.0	145.8
Western	488.8	512.3	510.7	547.9	550.4	549.7	575.2
Total	1,117.6	1,100.4	1,073.6	1,126.0	1,093.2	1,071.8	1,111.4

Source: Coal Industry Annual Review and Coal Weekly, 1998-2004, EIA (including 2004 estimated data).

Central Appalachia. We operate in Central Appalachia. Central Appalachia, which includes Eastern Kentucky, Virginia, Tennessee and Southern West Virginia, generated 21% of the total U.S. coal production in 2004. We believe coal mined from this region generally has a high heat content of between 12,000 and 14,000 Btu per pound and a low sulfur content ranging from 0.7% to 1.5%. From 2000 to 2004, according to the EIA, the Central Appalachian region experienced a decline in production from 261 million tons to 232 million tons, or an 11% decline, primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production, which was partially offset by production increases in Southern West Virginia due to the expansion of more economically attractive surface mines.

The structural issues in Central Appalachia have led to high barriers to entry. The geological characteristics of Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting, licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, our mines in Central Appalachia.

Glossary of Terms

Ash. The impurities consisting of iron, alumina and other incombustible matter contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.

British Thermal Unit or “Btu.” A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

Clean Air Act Amendments. A comprehensive set of amendments to the federal law governing the nation’s air quality adopted in 1990. The Clean Air Act was originally passed in 1970 to address significant air pollution problems in our cities. The 1990 amendments broadened and strengthened the original law to address specific problems such as acid deposition, urban smog, hazardous air pollutants and stratospheric ozone depletion.

Coal Seam. Coal deposits occur in layers. Each layer is called a “seam.”

Compliance Coal. The coal having a sulfur dioxide content of 1.2 pounds or less per million Btu, as required by Phase II of the Clean Air Act.

Continuous Mining. A form of underground, room-and-pillar mining that uses a continuous mining machine to cut coal from the seam and load it onto conveyors or into shuttle cars which transport it to the surface for processing.

Deep Mine. An underground coal mine.

Fossil Fuel. Fuel such as coal, petroleum or natural gas formed from the fossil remains of organic material.

Highwall Mining. Highwall mining is a method of coal mining in which a continuous mining machine is driven by remote control into the seam exposed by previous open cut operations, or “highwall”, which was the result of surface mining operations. A continuous haulage system carries the coal from the miner to an open-air installation for stockpiling and transport.

Metallurgical Coal. Various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal has a particularly high Btu, but low ash content.

Overburden. The layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

Overburden Ratio/Stripping Ratio. The amount of overburden that must be removed compared to a given quantity of coal. It is commonly expressed in cubic yards per ton of coal or as a ratio comparing the thickness of the overburden with the thickness of the coal bed.

Pillar. An area of coal left to support the overlying strata in a mine. Pillars are sometimes left permanently to support surface structures.

Reclamation. A process of restoring land and the environment to an approved state following mining activities. The process commonly includes “re-contouring” or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers. Reclamation operations are usually underway before the mining of a particular site is completed. Reclamation is closely regulated by both state and federal law.

Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Roof. A stratum of rock or other mineral above a coal seam or the overhead surface of an underground coal working place. Same as “back” or “top.”

Room-and-Pillar Mining. The most common method of underground mining in which the mine roof is supported mainly by coal pillars left at regular intervals. Rooms are placed where the coal is mined; pillars are areas of coal left between the rooms.

Scrubber (flue gas desulfurization unit). Any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, that must then be removed for disposal. Although effective in substantially reducing sulfur from combustion gases, scrubbers require about 6% to 7% of a power plant’s electrical output and thousands of gallons of water to operate.

Steam Coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Sub-Bituminous Coal. A dull, black coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight, and its heat content ranges from 7,800 to 9,500 Btu per pound of coal.

Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.

Sulfur Content. Coal is commonly classified by its sulfur content due to the importance of sulfur in environmental regulations. “Low sulfur” coal has a variety of definitions but typically is used as a classification for coal containing 2.0% or less sulfur.

Surface Mine. A coal mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil (see “Overburden”). About 60% of total United States coal production comes from surface mines including highwall mines.

Ton. A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is 2,240 pounds; a “metric” ton is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

Truck-and-Shovel Mining. A form of mining where large shovels are used to remove overburden, which is used to backfill pits after the coal is removed. Smaller shovels load coal in haul trucks for transportation to the preparation plant or rail loading facility.

Underground Mine. Also known as a “deep” mine. Usually located several hundred feet below the earth’s surface, an underground mine’s coal is removed mechanically and transferred by shuttle car or conveyor to the surface. Most underground mines are located east of the Mississippi River and account for about 40% of annual United States coal production.

Description of Property

Our executive offices are located at 8915 George Williams Road, Knoxville, TN 37923; the telephone number is (865) 690-6900 and the facsimile number is (865) 691-9982. We own our corporate office space. The bases of operations for our mining activities are located in Anderson, Campbell and Scott Counties, Tennessee, and Bell, Harlan and Leslie Counties, Kentucky. We also lease storage space in East Tennessee to house our maps and other geological data. We have pledged our corporate office space as collateral to secure a bank letter of credit issued in favor of OSM for a portion of one of our reclamation bonds. Additionally, we have granted our senior secured lender a security interest in all our owned and leased mining properties.

In Tennessee, we own the coal mineral rights to approximately sixty-five thousand (65,000) acres and lease another approximately eight thousand four hundred (8,400) acres in Anderson, Campbell and Scott Counties. The owned mineral rights lie on a contiguous tract of land which is sometimes referred to as the New River Tract mineral rights assemblage, which had previously been mined by Tennessee Mining, Inc., and is located approximately twenty-five miles northwest of Knoxville, Tennessee. Portions of the New River Tract mineral rights extend into Anderson, Campbell and Scott Counties, Tennessee.

We also lease coal mineral rights to approximately four thousand four hundred acres (4,400) from the Tennessee Valley Authority, property which is east of the New River Tract and covers areas on both Cross Mountain and Adkins Mountain, which extend into Anderson, Campbell and Scott Counties, Tennessee. We also lease property in Anderson County, Tennessee from Lexington Coal, LLC, and in the Elk Valley area of East Tennessee pursuant to mineral rights we acquired from Robert Clear Coal Corporation.

In Kentucky, we own the coal mineral rights to approximately ten thousand four hundred (10,400) acres and lease approximately twenty-seven thousand three hundred fifty (27,350) acres of the Straight Creek and Pine Mountain properties in Bell, Harlan and Leslie Counties. We acquired these mineral rights (both owned and leased) from Appalachian Fuels, LLC in November 2004.

We decide on a case by case basis whether to obtain a title review from a licensed attorney prior to purchasing or leasing property. In determining whether to conduct a title review, we will consider information we have about the particular property, including, for example, personal knowledge of our employees or consultants, or historical information from the previous owners, or information obtained from surrounding property owners. We have not obtained title insurance in connection with acquisitions of coal reserves, and generally will not do so in future acquisitions. However, we do have a commitment of title insurance on our Tennessee properties, scheduled to be issued in April 2006, obtained in conjunction with the issuance of our senior secured notes. We had a title examination made of the New River Tract when we purchased it from Cumberland Timber Company, LLC. The title review was conducted by a law firm, the principal partner of which was at the time a member of our Board of Directors, and occurred while we were a privately held company. We did not conduct a title review of the Straight Creek Tract we acquired from Appalachian Fuels, LLC.

Geology

Known coal bearing strata on the New River Tract includes coal beds from the Crab Orchard and Crooked Fork groups, and the Slatestone, Indian Bluff, Graves Gap, Red Oak Mountain, Vowell Mountain and Cross Mountain formations. Only coal seams from the Blue Gem coal, located near the top of the Slatestone formation upwards, occur on the New River Tract. Core drilling has indicated the existence of coal as low as the Wilder coals at the top of the Gizzard Group. The strata that exists above the water drainage level consist mainly of relatively thick shale and siltstone sequences with sandstone layers. Coal seams occur in the shale sequences. There are six coal major seams on the New River Tract that we are targeting, and all of these seams are above the water drainage level. There are other coal seams in this area that contain coal, but insufficient information is available to estimate mineability. The northern portion of the New River Tract property has not been explored by core drilling because the terrain generally is more difficult to access and the costs to explore this area are greater than we are willing to expend at this time.

Known coal bearing strata on the Straight Creek, Kentucky property include coal beds in the Hazard 4A, 8, 9 and 10 and Copeland seams (on Pine Mountain) and Hazard 4, 8, 9 and 10 seams (on Straight Creek Mountain.

Coal Reserves

“Reserves” are defined by the U.S. Securities and Exchange Commission’s (“SEC”) Industry Guide 7 as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. “Recoverable” reserves are defined as coal that is economically recoverable using existing equipment and methods under federal and state laws currently in effect. Some of our reserves are classified as proven reserves. “Proven (Measured) Reserves” are defined by the SEC Industry Guide 7 as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our internal engineers, as well as studies prepared by certified professional geologists based upon data provided by us. “Probable (Indicated) Reserves” for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven (Measured) Reserves, is high enough to assume continuity between points of observation. Reserve estimates are updated periodically using geologic data taken from drill holes, adjacent mine workings, outcrop prospect openings and other sources. Coal tonnages are categorized according to coal quality, seam thickness, mineability and location relative to existing mines and infrastructure.

As with most other coal-producing companies in Central Appalachia, a portion of our coal reserves are controlled pursuant to leases from third party landowners. These leases convey mining rights to the coal producer in exchange for a per ton or percentage of gross sales price royalty payment to the lessor. These leases are not scheduled to expire prior to expiration of projected mining activities. Under current mining plans, we expect that all reported leased reserves will be mined out within the period of existing leases or within the time period of assured lease renewals.

Our reported coal reserves are those that can be economically and legally extracted or produced at the time of their determination. In determining whether our reserves meet this standard, we take into account, among other things, mining methods, seam thickness, previous mining, outcrop variability, and coal quality. We calculated our reserves by relying on measured seam thickness, known coal densities, measured coal acres and anticipated mining methodology minus any previous mining. We have obtained, or we believe we have a high probability of obtaining, all required permits or government approvals with respect to our reserves.

We currently estimate that at December 31, 2005, 38.5 million tons of our estimated 80.8 million tons of proven and probable in-place reserves are recoverable by us. This estimate takes into account various factors that affect our ability to recover our reserves, including but not limited to current coal prices; the mining methods that may be used to extract particular reserves; geological and mining conditions; historical production from similar areas with similar conditions; the assumed effects of regulations and taxes by governmental agencies; assumptions governing future prices; future operating, development and reclamation costs; and mining technology improvements.

Our reserve estimates are based on geological data assembled and analyzed by our staff of geologists and engineers. Reserve estimates will be periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Acquisitions or sales of coal properties will also change our reserves. Changes in mining methods or technology may increase or decrease the recovery basis for a coal seam. Our reserve estimates are subject to change as a result of various factors, including the acquisition, divestiture or depletion of reserves or the future analysis of known or existing data. We intend to engage third parties periodically to review or audit our reserve estimates. The most recent third party audit of certain of our reserves was conducted in November 2004.

In January 2006, we engaged Marshall Miller & Associates, Inc. (Marshall Miller) to perform an evaluation of our reserves. Their evaluation efforts are ongoing and they have not yet submitted their final report. Future estimates of our reserves, including estimates prepared by Marshall Miller, could be materially different from current estimates. There are numerous uncertainties inherent in estimating quantities and qualities of recoverable reserves, including many factors beyond our control.

In addition, we believe that we have unproven deposits that have not yet been classified as reserves. Unproven deposits are coal-bearing bodies that have not been sufficiently sampled and analyzed in trenches, outcrops, drilling, and underground workings to assume continuity between sample points. This coal does not qualify as a commercially viable coal reserve as prescribed by SEC standards until a final comprehensive evaluation based on unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Unproven coal deposits may be classified as such by either limited property control or geologic limitations, or both. These unproven deposits are located immediately adjacent to our known reserves. There has been previous mining activity on or near some of these sites, but we have not yet done adequate drilling or other exploration necessary to properly define these areas as reserves.

With respect to our reserve estimates, see “Risk Factors—We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased profitability.”

The following table provides proven and probable, recoverable reserve data assigned to specific tracts as of December 31, 2005:

Location	Control	Acres	Proven/Probable	Recoverable
			(Millions of Tons)
Tennessee Reserves:
New River Tract	Owned	65,000	40.8	17.1
Ketchen Tract	Leased	7,000	6.7	4.4
TVA Tract	Leased	4,400	6.6	3.3
Other	Leased	1,400	1.6	0.8

Kentucky Reserves:
Straight Creek Tract	Leased	26,400	8.9	4.8
Pine Mountain Tract	Owned & Leased	10,400	13.2	6.6
Begley Tract	Leased	950	3.0	1.5

Totals		115,550	80.8	38.5

The following map shows the locations of National Coal’s properties:

STRAIGHT CREEK TRACTS
Pine Mountain Tracts
Highwall Miner
HW#3 & Surface #4
Mines 1 & 2
Brittain Plant
Deep #6
Viall Loadout
CSX RR
US-119
KENTUCKY
VIRGINIA
US-58
Middlesborough
Somerset
KETCHEN LEASE
Mine 7
Mine 12
I-75
US-25W
TENNESSEE
US-25E
New River RR
NS RR
Mine 11
Loadout
TVA LEASES
US-27
Smoky Jnct. Prep. Plant
Refuse Area
Mine 14
NEW RIVER TRACT
Mine 17
Mine 5
Mine 4
Mine 3
Mine 15
Baldwin Prep. Plant
US-11W
Morristown
US-11E
N
10 Miles
Knoxville
I-40
I-40/75
Farragut
Sevierville

Legal Proceedings

In December 2004, we succeeded to a permit for a coal mining operation in Campbell County, Tennessee and in so doing became the real party in interest in a pending civil action filed by a group of environmental organizations, including Save Our Cumberland Mountains, Inc. in the United States District Court for the Eastern District of Tennessee (Save Our Cumberland Mountains v. Gale A. Norton et al. and National Coal Corporation). In September 2003 Plaintiffs alleged that issuance of the original permit was flawed because the U.S. Department of the Interior Office of Surface Mining (“OSM”), the federal agency which issued the permit, had not complied with the requirements of the National Environmental Policy Act (“NEPA”) and asked that the permit be revoked by the Court. The District Court dismissed the plaintiffs’ action and the plaintiffs subsequently appealed to the Sixth Circuit Court. Hearings are scheduled for later in 2006. Concurrent with the appeal, the same plaintiffs filed a similar action in the Eastern District of Tennessee alleging a NEPA violation with respect to OSM’s approval of an application for a revision of the same permit (Tennessee Clean Water Network v. Norton, et al.). The Court issued a scheduling order requiring a briefing by October 2006. An unfavorable outcome of either action would not involve direct monetary damages; however significant financial losses could result from curtailed mining operations. We believe that these matters will be resolved favorably and without a material impact on our cash flows, results of operations or financial condition.

In March 2006, the Company was named as defendant in a complaint filed in the United States District Court for the Eastern District of Kentucky by Chas Coal, LLC, the sublessor of certain coal mining rights at the Company’s operations in Kentucky (Chas Coal LLC vs. National Coal Corporation). The Company is the sublessee of these rights as the result of a 2004 acquisition. The complaint alleges that the sublease agreement does not convey rights to the coal seams in question and the Company extracted coal during 2005 without right or interest. Management believes that the complaint lacks merit and this matter will be resolved favorably without a material impact on its cash flows, results of operations or financial condition.

During 2005, we were audited by our previous workers’ compensation insurance provider who informed us that we owed an additional approximately $1.4 million in premiums for the year ended April 15, 2005. The matter primarily involves the application of premium rates to employees performing certain job functions. In January 2006, we attempted to settle the dispute by submitting a full accounting of the matter with a payment of approximately $427,000 to the previous insurance provider. Currently, the matter has not been resolved nor has any legal action been pursued by either party.

We are named a party to other legal actions, claims, arbitration and administrative proceedings from time to time in the ordinary course of business. Management does not expect the outcome of pending or threatened proceedings to have a material impact on its cash flows, results of operations or financial condition.

REGULATORY MATTERS

Federal, state and local authorities regulate the United States coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and availability. The Mine Safety and Health Administration is the U.S. federal agency responsible for the health and safety of miners. The OSM is the Department of the Interior agency that governs the issuance of mining permits and is responsible for overseeing the reclamation, restoration and other environmental processes for our industry. In some states, the OSM has delegated its authority to state agencies.

In addition, the industry is affected by significant legislation mandating certain benefits for current and retired coal miners. Numerous federal, state and local governmental permits and approvals are required for mining operations. We believe that we have obtained all permits currently required to conduct our present mining operations. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that a proposed development for, or production of, coal may have on the environment. These requirements could prove costly and time-consuming, and could delay commencing or continuing development or production operations. Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, our activities may be more closely regulated. Such legislation and regulations, as well as future interpretations and more rigorous enforcement of existing laws, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations. We cannot predict the effect that future regulations may have on our business.

We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry. The majority of any such violations result from natural causes, such as heavy rainfall or diverse temperature conditions, that cause the physical changes to the land surface or water levels then resulting in excess sedimentation in streams or land slides. None of the violations to date or the monetary penalties assessed upon us have been material.

Mine Safety and Health. Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations.

Most of the states, including the states of Tennessee and Kentucky in which we operate, have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of United States industry. While regulation has a significant effect on our operating costs, our United States competitors are subject to the same degree of regulation.

Environmental Laws. We are subject to various federal, state and foreign environmental laws. Some of these laws, discussed below, place many requirements on our coal mining operations. Federal and state regulations require regular monitoring of our mines and other facilities to ensure compliance.

Surface Mining Control and Reclamation Act. The SMCRA, which is administered by the OSM, establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under the Act, the state becomes the regulatory authority, as is the case in Kentucky where we operate.

SMCRA permit provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and re-vegetation.

Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The Abandoned Mine Land Fund, which is part of SMCRA, imposes fees on coal companies that are used to reclaim mine lands closed prior to 1977 and to pay health care benefit costs of orphan beneficiaries of the Fund. The fee, which is currently extended to June 2006, is $0.35 per ton on surface-mined coal and $0.15 per ton on deep-mined coal. Since that date, a fee is assessed each year to cover the expected health care benefit costs of the orphan beneficiaries. We believe we are current on all Abandoned Mine Land Fund payments.

In addition, before a permit is issued, environmental activists often file petitions to declare land unsuitable for mining. For example, on November 10, 2005, two environmental groups filed a petition to ban additional surface mining on portions of the New River Tract on which we hold mineral rights. This petition, even if successful, would not affect our current operations nor would it affect any of our foreseeable planned operations on the New River Tract. While we cannot predict the outcome of this petition, we believe, based on a statement by an OSM official, that a review of the petition could take years. We have no permit applications pending in these areas, so the petition is not expected to affect our current or planned foreseeable operations on the New River Tract.

SMCRA stipulates compliance with many other major environmental programs. These programs include the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act (“RCRA”), Comprehensive Environmental Response, Compensation, and Liability Acts (“CERCLA”) superfund and community right-to-know provisions. Besides the OSM, other Federal and State regulatory agencies are involved in monitoring or permitting specific aspects of mining operations. The United States Environmental Protection Agency (“EPA”) is the lead agency for States or Tribes with no authorized programs under the Clean Water Act, RCRA and CERCLA. The United States Army Corps of Engineers regulates activities affecting navigable waters and the United States Bureau of Alcohol, Tobacco and Firearms regulates the use of explosive blasting.

We do not believe there are any substantial matters that pose a risk to maintaining our existing mining permits or hinder our ability to acquire future mining permits. It is our policy to comply with all requirements of the SMCRA and the state laws and regulations governing mine reclamation. However, due to uncertainties inherent in the permitting process, we cannot assure you that we will be able to maintain our existing permits or successfully obtain new permits.

Clean Air Act. The Clean Air Act, as amended, and the corresponding state laws that regulate the emissions of materials into the air, affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust, including future regulation of fine particulate matter measuring 10 micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fueled electricity generating plants.

Clean Water Act. The Clean Water Act, as amended, affects coal mining operations by establishing water quality standards and imposing disclosure limitations regulating alteration of surface water bodies. Much of the responsibility for standard setting, monitoring, and enforcement is delegated to state agencies, with federal oversight. There are three major aspects in the water quality standard-setting process. First, the states establish use designations for all surface water bodies. Second, scientifically-based water quality criteria (numeric or narrative) are established to be protective of the designated uses. These criteria may lead to water quality related or total maximum daily load discharge limitations. Clean Water Act standards and technology-based effluent limitations are imposed, monitored and enforced through the National Pollution Discharge Elimination System (“NPDES”). Water discharges from each mine operation are regulated within the NPDES process. The third component is the anti-degradation standard, which establishes characteristics of “high quality streams,” and prohibits their degradation. Standards for discharging water from mine sites to high quality streams are very stringent. Upgrading stream designations to “high quality” in the areas in which coal mine operations are located can potentially result in increased water treatment costs that can increase both permitting costs and coal production costs.

Resource Conservation and Recovery Act. The Resource Conservation and Recovery Act (“RCRA”), which was enacted in 1976, affects coal mining operations by establishing requirements for the treatment, storage and disposal of hazardous waste. Coal mine waste, such as overburden and coal cleaning waste, are exempted from hazardous waste management.

Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high-volume, low- toxicity coal combustion wastes generated at electric utility and independent power producing facilities. In May 2000, the EPA concluded that coal combustion wastes do not warrant regulation as hazardous under RCRA. The EPA is retaining the hazardous waste exemption for these wastes. However, the EPA has determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion wastes disposed in surface impoundments and landfills and used as mine-fill. The agency also concluded beneficial uses of these wastes, other than for mine filling, pose no significant risk and no additional national regulations are needed. As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators, although other federal or state requirements may be imposed.

Federal and State Superfund Statutes. Superfund and similar state laws affect coal mining and hard rock operations by creating a liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources. Under Superfund, joint and several liability may be imposed on waste generators, site owners or operators and others regardless of fault.

Global Climate Change. The United States, Australia, and more than 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States did not ratify the emission targets and no comprehensive regulations focusing on greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. According to the Energy Information Administration’s Emissions of Greenhouse Gases in the United States 2001, coal accounts for 32% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to lower carbon sources of fuel. In March 2001, President Bush reiterated his opposition to the Kyoto Protocol and further stated that he did not believe that the government should impose mandatory carbon dioxide emission reductions on power plants. In February 2002, President Bush announced a new approach to climate change, confirming the Administration’s opposition to the Kyoto Protocol and proposing voluntary actions to reduce the greenhouse gas intensity of the United States. Greenhouse gas intensity measures the ratio of greenhouse gas emissions, such as carbon dioxide, to economic output. The President’s climate change initiative calls for a reduction in greenhouse gas intensity over the next ten years, which is approximately equivalent to the reduction that has occurred over each of the past two decades.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of December 31, 2005. As noted, some of our executive officers are employed by our operating subsidiary, National Coal Corporation.

Name	Age	Position Held
Jon E. Nix	36	President and Chief Executive Officer, Director and Chairman of the Board
Kenneth F. Hodak	50	Executive Vice President and Chief Operating Officer, National Coal Corporation
T. Michael Love	40	Senior Vice President, Chief Financial Officer and Director
Charles Kite	61	Senior Vice President and General Counsel
Jeanne Bowen Nix	35	Secretary
William R. Snodgrass	42	Operations Manager, National Coal Corporation
Joseph A. Davis, Jr.	58	Vice President-Sales, National Coal Corporation
Robert Heinlein	42	Director
Kenneth Scott	63	Director
Scott Filstrup	63	Director

Jon E. Nix, one of our founders, has served as our President and Chief Executive Officer and as a director since January 2003 and Chairman of the Board since March 2004. Mr. Nix has over eight years experience in the financial industry. He is the founder of Jenco Capital Corporation, a Tennessee consulting and holding corporation (“Jenco”). He is also a co-founder of Medicine Arm-In-Arm, Inc., a nonprofit children’s charity that provides medical services to underprivileged children around the world. Mr. Nix has over six years of experience in the coal industry. Mr. Nix holds a Bachelor of Arts degree in Economics from the University of Tennessee. Jon Nix and Jeanne Bowen Nix are married. Charles Kite is Jeanne Bowen Nix’s stepfather.

Kenneth F. Hodak has served as Executive Vice President and Chief Operating Officer of our subsidiary, National Coal Corporation, since October 2005. Prior to joining us, Mr. Hodak was a mine manager for Arch Coal, Inc. from 1996 to 1999, a General Manager of Arch West Virginia, Inc., a subsidiary of Arch Coal, Inc., from 1999 to 2002, and then Senior Vice President of Sales for Arch Coal, Inc. from 2002 through 2005. From 1981 until 1993, Mr. Hodak served at various positions at Ashland Coal, Inc. Mr. Hodak served as a mine engineer at Northern Coal Company from 1979 to 1981. Mr. Hodak has over 25 years of experience in the coal industry. Mr. Hodak received a dual Bachelor’s Degree in mining and engineering, and arts and sciences in 1979 from Pennsylvania State University and his Juris Doctorate degree from West Virginia University in 1996.

T. Michael Love has served as Senior Vice President and Chief Financial Officer since November 2005 and has worked with us as a financial consultant since June 2005. Prior to being engaged by us, Mr. Love owned Love Financial Services, a consulting company which performed various financial services including contract executive and compliance work for public companies located in South Florida. From 2002 through 2004, Mr. Love served as Chief Financial Officer of Air Jamaica Vacations, a division of Air Jamaica Ltd. From 1997 through 2002, Mr. Love was vice president of mergers and acquisitions for Gerald Stevens, Inc., a NASDAQ company engaged in the retail floral industry. From 1995 through 1997, Mr. Love was director of mergers and acquisitions for Blockbuster Entertainment. From 1988 to 1995, Mr. Love served as an auditor with the firm of KPMG, LLP. Mr. Love has been a Certified Public Accountant since 1994 and earned Bachelor of Science degrees in accounting and finance from Florida State University in 1987.

Charles Kite has served as our General Counsel since May 2004, and served as a director from February 2003 until May 2004. Prior to becoming our General Counsel, Mr. Kite, an attorney since 1973, was our outside corporate counsel, and since 1990 has engaged in general legal practice with the Tennessee law firm of Kite, Bowen & Associates, P. A., where he specialized in commercial business representation, tax representation and litigation, estate planning, and probate matters. Mr. Kite served as Senior Trial Attorney with the Chief Counsel’s Office of the Internal Revenue Service from 1977 to 1983. He graduated from Carson Newman College in 1967 with a Bachelor of Arts degree, and received his Juris Doctorate degree from the University of Tennessee in 1973. Charles Kite is Jeanne Bowen Nix’s stepfather.

Jeanne Bowen Nix has served as our Secretary and Treasurer since January 2003 and as Associate Counsel since May 2004. From 1997 to May 2004, Ms. Bowen Nix was a partner in the Tennessee law firm of Kite, Bowen & Associates, P. A., where she specialized in general corporate and real estate matters. She graduated cum laude from the University of Tennessee in May of 1993 with a Bachelor of Arts degree in Psychology and received her Juris Doctorate degree from Louisiana State University Law School in May of 1997. Jon Nix and Jeanne Bowen Nix are married. Charles Kite is Jeanne Bowen Nix’s stepfather. Ms. Nix resigned her position as an officer and employee in February 2006 pursuant to the terms of a Separation Agreement, but continues to serve us on a consulting basis as needed.

William R. Snodgrass has served as our Operations Manager since July 2003. Mr. Snodgrass also served as our consultant from February 2003 to July 2003. Prior to joining us, Mr. Snodgrass served as superintendent and area manager for Tennessee Mining, Inc., a subsidiary of Addington Enterprises, Inc., one of the largest coal companies in the nation, a position he held from 1994 until February 2003. Mr. Snodgrass has extensive knowledge and expertise in the coal mining industry and has been involved in numerous mining projects in the Kentucky and Tennessee areas. Mr. Snodgrass has over 20 years of experience in the coal industry.

Joseph A. Davis Jr. has served as our Vice President, Sales since April 2004. Prior to joining us, Mr. Davis served as Senior Vice President, Sales and Marketing, and a Director for Pen Coal Corporation. During his twenty years at Pen Coal Corporation, he was responsible for domestic and international coal sales and transportation. Mr. Davis has over 30 years of experience in the coal industry. Mr. Davis earned his Bachelor of Arts degree from Western Kentucky University in political science and history.

Robert Heinlein has served as a director since April 1, 2005. Since 2003 Mr. Heinlein has worked as a business consultant with respect to Sarbanes-Oxley regulations. From August 2000 through 2003, Mr. Heinlein was a private investor. From June 1994 through August 2000, Mr. Heinlein served in various management positions with Boca Research, Inc., including as Vice President of Finance and Chief Financial Officer from August 1999 to August 2000 and as Vice President, Corporate Comptroller and Treasurer from July 1998 to August 1999. Prior to joining Boca Research, Inc., Mr. Heinlein was a Senior Audit Manager with the firm of Deloitte & Touche, LLP. Mr. Heinlein is a Certified Public Accountant. Mr. Heinlein has a Bachelor’s and Master’s degree in accounting from Florida Atlantic University.

Kenneth Scott has served as a director since April 1, 2005. Mr. Scott has been a partner with Colonnade Strategies, LLC, a business consulting firm, since 2002. Prior to joining Colonnade Strategies, LLC, Mr. Scott was the Executive Vice President for Europe and Vice President, Energy Industry, for Perot Systems Corporation, which provides technology-based business solutions to help organizations worldwide control costs and cultivate growth. Mr. Scott worked for Perot Systems Corporation from 1998 through 2002. Mr. Scott has BBA and MBA degrees from Texas A&M University. Mr. Scott also serves as a director of North American Technologies Group, Inc.

Scott Filstrup has served as a Director since February 16, 2005. Since 1987, Mr. Filstrup has served as President of The Consultants Limited of Tulsa, Oklahoma, a professional services firm offering strategic planning and management consulting services to business organizations and entrepreneurs including creation of new businesses and products. Prior to The Consultants Limited, Mr. Filstrup was a director for strategic planning of MAPCO, Inc., an energy company. Before that, he held various executive and management positions in planning and marketing with The Williams Companies, an energy firm operating in Tulsa, and Monsanto Company of St. Louis, Missouri. He has also held executive and board of director positions with emerging energy and technology firms. Mr. Filstrup is a member of multiple professional organizations and is currently a board member of various investment, medical and technology firms in Oklahoma and Illinois. Mr. Filstrup has a B.S. in Civil Engineering from Northwestern University and an MBA degree from the Kellogg School of Management at Northwestern. He is currently a Board Member of The Kellogg School and is a former Trustee of Northwestern University at Evanston, Illinois.

Audit Committee; Audit Committee Financial Expert

We currently have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is chaired by Mr. Heinlein and currently consists of Messrs. Heinlein, Filstrup and Scott, all of whom are considered “independent” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards. The Board of Directors has determined that Robert Heinlein is an “audit committee financial expert,” as defined in Item 401(h)(2) of Regulation S-K.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2005, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements, except for the following: (i) an Initial Statement of Beneficial Ownership of Securities on Form 3 was filed late by Scott Filstrup; (ii) one Statement of Changes in Beneficial Ownership on Form 4, reporting two separate transactions, was filed late by Jon Nix; (iii) one Statement of Changes in Beneficial Ownership on Form 4, reporting two separate transactions, was filed late by Jeanne Bowen Nix; (iv) one Statement of Changes in Beneficial Ownership on Form 4, reporting one transaction, was filed late by William R. Snodgrass; (v) one Statement of Changes in Beneficial Ownership on Form 4, reporting one transaction, was filed late by Charlie Kite, and (vi) one Annual Statement of Changes in Beneficial Ownership on Form 5, reporting two separate transactions that were not timely filed on Form 4, was filed by Jenco Capital Corporation.

Item 11.	Executive Compensation

Summary Compensation Table

The following table sets forth, as to the Chief Executive Officer and Chief Operating Officer and as to each of the other four most highly compensated executive officers whose compensation exceeded $100,000 during the last fiscal year (our “Named Executive Officers”), information concerning all compensation paid for services to us in all capacities for our fiscal year which commenced on January 30, 2003 (inception) and ended December 31, 2003 and for our fiscal years which ended December 31, 2005 and 2004.

		Annual Compensation*				Long-Term Compensation Awards
Name and Principal Position	Fiscal Year Ended December 31,	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Number of Securities Underlying Options**
Jon Nix	2005	408,000	76,515	161,536	(1)	—
President and	2004	298,077	111,934	—		625,000
Chief Executive Officer	2003	161,538	150,000	—		—

Kenneth Hodak(2) Executive Vice President and Chief Operating Officer	2005	60,000	96,000	—		100,000

Charles Kite(3) General Counsel	2005 2004 2003	180,900 97,500 —	9,000 28,000 —	— — —		— 125,000 —

William R. Snodgrass(4)	2005	119,999	61,914	—		50,000
Operations Manager	2004	116,192	16,898	30,675	(5)	50,000
	2003	29,915	15,800	35,900	(6)	—

T. Michael Love(7)	2005	34,375	11,500	146,573	(8)	100,000

Mark Oldham(9)	2005	142,500	—	—		15,000
Former Chief Financial Officer

*	Refer to “Employment Contracts” below for a discussion of 2005 salary information.
**	Option issuances that occurred prior to January 12, 2005, have been adjusted to reflect the 1-for-4 reverse stock split of our common stock which took effect on such date.
(1)	Represents the value of personal security services provided for Mr. Nix upon the recommendation of our Board of Directors. Such security services are considered to be corporate business expenses and are not treated by us as compensation.
(2)	Mr. Hodak’s employment as Executive Vice President and Chief Operating Officer commenced in September 2005. $85,000 of Mr. Hodak’s bonus compensation is attributable to a signing bonus accrued upon commencement of his employment.
(3)	Mr. Kite’s employment as General Counsel commenced in May 2004.
(4)	Mr. Snodgrass’ employment as Operations Manager commenced in July 2003. Mr. Snodgrass served as a consultant to us from February 2003 to July 2003.
(5)	Represents the value of a year-end bonus gift.
(6)	Represents consulting fees paid to Mr. Snodgrass for services rendered from February 2003 to July 2003, before he became our employee.
(7)	Mr. Love’s employment as Senior Vice President and Chief Financial Officer commenced in November 2005. $10,000 of Mr. Love’s bonus compensation is attributable to a signing bonus accrued upon commencement of his employment.

(8)	Represents consulting fees paid to Love Financial Services, Mr. Love’s consulting firm, for consulting services rendered prior to service as our employee.
(9)	Mr. Oldham’s employment as Chief Financial Officer commenced in March 2005 and terminated in October 2005.

Option Grants in 2005

The following table presents information regarding stock option grants during 2005 to our Named Executive Officers.

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted To Employees In Fiscal Year(2)	Exercise Or Base Price(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
					5%($)	10%($)
Kenneth Hodak	100,000	28.9%	$7.00	9/21/15	$440,230.00	$1,115,590.00
T. Michael Love	100,000	28.9%	$7.02	11/14/15	$441,487.80	$1,118,777.40
William R. Snodgrass	50,000	14.5%	$5.86	6/07/15	$184,267.70	$466,954.10
Mark A. Oldham	15,000	4.3%	$6.25	4/01/15	$58,959.38	$149,409.38

(1)	All of these options were granted under our 2004 Option Plan, vest in four equal annual installments of 25% each commencing on January 1, 2006, and have a term of 10 years.
(2)	Options covering an aggregate of 346,000 shares were granted to employees during fiscal 2005.
(3)	The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares, subject to certain conditions.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth, for each of the Named Executive Officers, certain information regarding the exercise of stock options during fiscal 2005, the number of shares of common stock underlying stock options held at fiscal year-end and the value of options held at fiscal year-end based upon the last reported sales price of the common stock on The NASDAQ Capital Market on December 30, 2005 ($6.90 per share).

Name	Shares Acquired On Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year End Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year End(1) Exercisable/ Unexercisable
Jon E. Nix	156,250	$734,375	0 / 468,750	$0 / $2,203,125
Kenneth Hodak	0	—	0 / 100,000	—
Charles Kite	0	—	31,250 / 31,250	$66,875 / $200,625
William R. Snodgrass	0	—	0 / 87,500	$0 / $228,250
T. Michael Love	0	—	0 / 100,000	—
Mark A. Oldham	0	—	0 / 15,000	$0 / $9,750

Director Compensation

Prior to April 2005, our outside directors did not receive cash compensation for their services, but were reimbursed for their reasonable expenses incurred on our behalf or in attending meetings. Each outside director received $37,500 for services rendered from April 1, 2005 through December 31, 2005. Each director that served as a chairperson of a committee of the board also received $25,000 for their services as a committee chairperson. In addition, each outside director received a non-qualified stock option to purchase 75,000 shares of our common stock at the then-current market price, pursuant to our 2004 Stock Option Plan. Each option issued to the outside directors is exercisable in four equal annual installments on each of January 1, 2006, 2007, 2008 and 2009.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of our Board of Directors currently consists of Messrs. Filstrup, Heinlein and Scott. None of these individuals served us as an officer or employee at any time during fiscal 2005. None of our current executive officers has served as a member of the board of directors or compensation committee of any entity for which a member of our Board of Directors or Compensation Committee has served as an executive officer.

Employment Contracts

Other than William R. Snodgrass, each of our Named Executive Officers not only serves as an officer of National Coal, but also as an officer of our wholly-owned subsidiary National Coal Corporation. Mr. Snodgrass is an executive officer of National Coal Corporation only. Each of the named Executive Officers is party to an employment agreement with National Coal Corporation.

Jon E. Nix. In July 2004, our wholly-owned subsidiary, National Coal Corporation, entered into an employment agreement with Mr. Nix, as President and Chief Executive Officer, which agreement was subsequently amended and restated effective as of October 1, 2004. Under his employment agreement, Mr. Nix is entitled to an initial salary of $408,000 per year and a cash bonus in an amount to be determined in good faith by the Board of National Coal Corporation on an annual or quarterly basis, as approved by the Board. As further compensation, Mr. Nix also is entitled to monthly compensation in an amount equal to five cents ($.05) per ton of coal (calculated upon “clean” tonnage sold as opposed to “raw” tonnage mined) sold by National Coal Corporation each month that is mined from all of its owned and leased properties. Annual increases in Mr. Nix’s base salary are determined in good faith by the Board at the beginning of each fiscal year. The initial term of Mr. Nix’s employment is two years, which term will be automatically renewed for successive two-year terms unless the Board of National Coal Corporation provides Mr. Nix written notice of non-renewal no later than 120 days prior to the expiration of the then-current term. In August 2005, Mr. Nix voluntarily accepted a notice of non-renewal. As a result, Mr. Nix’s employment agreement will expire as of October 1, 2006. Mr. Nix’s base salary for 2005 is $408,000. Mr. Nix’s termination and severance provisions are described below in “—Termination and Severance Under Certain Employment Agreements.” Pursuant to Mr. Nix’s employment agreement, National Coal Corporation maintains key man life insurance for Mr. Nix. Any proceeds of this policy would be distributed 50% to National Coal Corporation and 50% to Mr. Nix’s heirs.

Kenneth F. Hodak. In October 2005, our wholly-owned subsidiary, National Coal Corporation, entered into an employment agreement with Mr. Hodak to serve as Executive Vice President and Chief Operating Officer. Under his employment agreement, Mr. Hodak is entitled to an initial salary of $240,000 per year, and an annual cash bonus in an amount to be determined in good faith by the Board of National Coal Corporation. Annual increases in Mr. Hodak’s base salary are determined in good faith by the Board at the beginning of each fiscal year. Mr. Hodak is also entitled to one year of severance pay in the event of termination without cause or as a result of a change in control, if either of these events occur during the first year of his employment. Thereafter, Mr. Hodak is entitled to six months of severance pay in the event of termination without cause or as a result of a change in control. Mr. Hodak was granted 100,000 stock options at the then current market value of $7.00 per share. These options vest in four equal annual installments on each of his next four anniversary dates.

T. Michael Love. In November 2005, our wholly-owned subsidiary, National Coal Corporation, entered into an employment agreement with Mr. Love to serve as Chief Financial Officer. Under his employment agreement, Mr. Love is entitled to an initial salary of $275,000 per year. Annual increases in Mr. Love’s base salary are determined in good faith by the Board at the beginning of each fiscal year. Mr. Love is also entitled to one year of severance pay in the event of termination without cause any time before January 1, 2009. Mr. Love was granted 100,000 stock options at the then current market value of $7.02 per share. These options vest in four equal annual installments, starting on January 1, 2006.

Charles Kite. In May 2004, our wholly-owned subsidiary, National Coal Corporation, entered into an employment agreement with Mr. Kite as General Counsel, which agreement was subsequently amended and restated effective as of September 16, 2004. Under his employment agreement, Mr. Kite is entitled to an initial salary of $180,000 per year, and an annual cash bonus in an amount to be determined in good faith by the Board of National Coal Corporation. Annual increases in Mr. Kite’s base salary are determined in good faith by the Board at the beginning of each fiscal year. The initial term of Mr. Kite’s employment is two years, which term will be automatically renewed for successive two-year terms unless the Board of National Coal Corporation provides Mr. Kite written notice of non-renewal no later than 120 days prior to the expiration of the then-current term. In August 2004, Mr. Kite voluntarily accepted a notice of non-renewal. As a result, Mr. Kite’s employment agreement will expire as of September 16, 2006. Mr. Kite’s base salary for 2005 is $180,000. Mr. Kite’s termination and severance provisions are described below in “—Termination and Severance Under Certain Employment Agreements.” Under his employment agreement, Mr. Kite was granted an immediately exercisable option to purchase 100,000 shares of our common stock at an exercise price of $5.40 per share under the terms and conditions set forth in the 2004 National Coal Corp. Option Plan. Pursuant to the 2004 Option Plan, Mr. Kite’s options vest ratably over a four-year period beginning January 1, 2005. Pursuant to Mr. Kite’s employment agreement, National Coal Corporation maintains key man life insurance for Mr. Kite. Any proceeds of this policy would be distributed 50% to National Coal Corporation and 50% to Mr. Kite’s heirs.

William R. Snodgrass. In October 2004, our wholly-owned subsidiary, National Coal Corporation, entered into an amended employment agreement with William R. Snodgrass as Operations Manager of Mining Operations. Under his employment agreement, Mr. Snodgrass is entitled to an initial salary of $120,000 per year and an annual cash bonus in an amount to be determined in good faith by the Board of National Coal Corporation. After two years of employment, annual increases in Mr. Snodgrass’s base salary are determined in good faith by the Board at the beginning of each fiscal year. The initial term of Mr. Snodgrass’s employment is two years, which term will be automatically renewed for successive two-year terms unless the Board of National Coal Corporation provides Mr. Snodgrass written notice of non-renewal no later than 120 days prior to the expiration of the then-current term. In August 2004, Mr. Snodgrass voluntarily accepted a notice of non-renewal. As a result, his employment agreement will expire in October 2007. Mr. Snodgrass will remain employed in his current position without a contract. Mr. Snodgrass’ base salary for 2005 is $120,000. Mr. Snodgrass’s termination and severance provisions are described below in “—Termination and Severance Under Certain Employment Agreements.” In June 2005, we granted 50,000 stock options to Mr. Snodgrass at an exercise price of $5.86 per share. These options vest in four equal installments starting annually on January 1, 2006.

Termination And Severance Under Certain Employment Agreements

Our employment agreements (except for those of Messrs. Hodak and Love, with respect to whom the termination and severance provisions are described above in “Employment Contracts”) provide that the employee may be terminated in the case of any of the following events:

•	by the employee’s death;

•	by the Board, if due to physical or mental disability the employee is unable to adequately perform his or her material duties on a full-time basis for a period of four months (whether consecutive or not) within any twelve (12) months;

•	by a majority vote of the Board, if, after notice to the employee and advice of independent legal counsel, the Board determines that the employee has engaged in misconduct by (i) habitually and continuously being unavailable to act or respond on our behalf, (ii) engaging in willful misconduct or fraud, (iii) being convicted of a felony, (iv) willfully and continuously materially failing to observe or perform the duties of his or her employment, (v) willfully acting in a manner materially adverse to our best interests, or (vi) willfully or habitually neglecting the faithful performance of his or her duties;

•	by either party in the event of a change in control (as defined in each employment agreement) of National Coal Corporation (a “Change of Control”), or upon any other material change in the financial condition or ownership of us;

•	by the employee if there is a material change in the employee’s function, authority, duties, title, compensation or responsibilities, without the employee’s consent;

•	by the employee if substantial differences of opinion between such employee and the Board or the shareholders, or other circumstances should arise that such employee, in good faith, no longer feels that he or she can function effectively in his or her employment;

•	by the employee if there is a significant increase in the amount of travel required for the employee to perform his or her job, without such employee’s consent;

•	by the employee upon our material failure to comply with any of the provisions of the subject employment agreement; or

•	by the employee, if the Board requests any other matter or circumstances made with the intent of, or having the result of, hindering such employee in his or her duties or creating an incentive for the employee to exercise his or her rights to terminate his or her employment.

If the employment of any of the Executive Officers is terminated for “Good Reason” (i.e., any of the last six reasons listed above), or we terminate the employee for reasons other than misconduct, upon execution of a release of claims in the form attached to the subject employment agreement (except in the case of termination due to death of the employee), he or she is entitled to receive an amount equal to his or her base salary for a period of twenty four (24) months after termination (unless his or her termination is within 12 months of a Change in Control) (the “Severance Period”), insurance coverage for the same period, and a prorated cash bonus payment for the year in which his or her employment is terminated. In addition, during such period, such employee’s stock options shall continue to vest in accordance with the terms of the employee’s stock option agreement for a period of up to 48 months, and such employee may exercise his or her vested options for a period commencing with the date of termination and expiring 120 days following the end of the Severance Period. If any of the Executive Officers voluntarily terminates his or her employment with us without “Good Reason,” upon execution of a release of claims in the form attached to the subject employment agreement, he or she is entitled to insurance coverage for one month and may only exercise any vested but exercised stock options within 120 days of the effective date of termination.

Change In Control

In the event of a Change in Control, the Board must make a determination, within six months of the effective date of the Change in Control, to either terminate any particular executive officer’s employment or continue his or her employment. If the employment of any of the Executive Officers is terminated for any reason other than misconduct within twelve months of a Change in Control, he or she is entitled to receive an amount equal to his or her base salary for a total of 36 months after termination (the “Extended Severance Period”), insurance coverage for the same period, and a prorated cash bonus payment for the year in which such employment is terminated. In addition, during any Extended Severance Period, such employee’s stock options shall continue to vest in accordance with the terms of the employee’s stock option agreement for a period of up to forty eight months, and such employee may exercise his or her vested options for a period commencing with the date of termination and expiring one hundred and twenty (120) days following the end of the Extended Severance Period.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of March 1, 2006 by:

•	our Named Executive Officers;

•	all of our directors and executive officers as a group; and

•	each shareholder known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 1, 2006 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Pursuant to the terms of Series A convertible preferred stock and warrants held by certain of the 5% or more shareholders, the maximum number of shares that may be acquired by any such shareholder upon any exercise of its warrant or conversion of its preferred shares is limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by such selling shareholder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the selling shareholder for purposes of Section 13(d) of the Exchange Act, does not exceed 4.99% or, in the case of Crestview Capital Master LLC, 9.99%, of the total number of issued and outstanding shares of common stock then outstanding. The information presented in this table is based on 14,140,245 shares of our common stock outstanding on March 28, 2006. Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more shareholders named below is c/o National Coal Corp., 8915 George Williams Road, Knoxville, Tennessee 37923.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Executive Officers and Directors:
Jon Nix(1)	6,181,138	44.1%
Kenneth Hodak	1,750	*
T. Michael Love(2)	25,000	*
Charles Kite(3)	181,250	1.3%
William R. Snodgrass(4)	37,500	*
Mark A. Oldham(5)	15,000	*
Scott Filstrup(6)	43,750	*
Robert Heinlein(7)	43,750	*
Kenneth Scott(8)	43,750	*

Directors and Executive Officers as a Group (9 persons)	6,559,638	46.2%

5% Shareholders:
Big Bend XII Investments, LP(9)	770,539	5.4%
Crestview Capital Master LLC(10)	3,839,860	25.8%
Stewart & Jennifer Flink(11)	3,791,958	27.4%
Jenco Capital Corporation(12)	2,161,138	15.6%
Nancy Hoyt Revocable Trust(13)	3,829,440	27.5%
North Sound Legacy International Ltd.(14)	2,075,373	14.3%

*	Less than 1%

(1)	Consists of (i) 3,568,750 shares of common stock, (ii) 2,161,138 shares of common stock held by Jenco Capital Corporation over which Mr. Nix has voting and investment power, (iii) 82,500 shares of common stock held by Perdase Holdings, Inc. over which Mr. Nix has voting and investment power, (iv) 181,250 shares of common stock beneficially owned by Mr. Nix’s spouse, Jeanne Bowen Nix, and (v) 187,500 shares of common stock reserved for issuance upon exercise of stock options held by Mr. Nix and Mr. Nix’s spouse, Jeanne Bowen Nix, which currently are exercisable or will become exercisable on or before April 30, 2006.
(2)	Consists of 25,000 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable on or before April 30, 2006.
(3)	Consists of (i) 130,000 shares of common stock, and (ii) 62,500 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable on or before April 30, 2006.
(4)	Consists of (i) 12,500 shares of common stock, and (ii) 25,000 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable on or before April 30, 2006.
(5)	Consists of 15,000 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable on or before April 30, 2006.
(6)	Consists of (i) 25,000 shares of common stock, and (ii) 18,750 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable on or before April 30, 2006.
(7)	Consists of (i) 25,000 shares of common stock, and (ii) 18,750 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable on or before April 30, 2006.
(8)	Consists of (i) 25,000 shares of common stock, and (ii) 18,750 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable on or before April 30, 2006.
(9)	Consists of (i) 314,711 shares of common stock, and (ii) 455,828 shares of common stock that may be acquired from the registrant upon exercise of warrants and conversion of convertible preferred equity securities.
(10)	Consists of (i) 3,092,143 shares of common stock, (ii) 20,169 shares of common stock held by Crestview Capital Partners, LLC, (iii) 1,975 shares of common stock held by Dillon Capital, and (iv) 725,573 shares of common stock that may be acquired from the registrant upon exercise of outstanding warrants and conversion of outstanding convertible preferred equity securities.
(11)	Consists of (i) 17,106 shares of common stock, (ii) 24,991 shares of common stock that may be acquired from the registrant upon exercise of warrants and conversion of convertible preferred equity securities, and (iii) 3,739,860 shares of common stock beneficially owned by Crestview Capital Master, LLC, Dillon Capital and Crestview Capital Partners, LLC over which Stewart Flink has voting and investment power.
(12)	Jon Nix exercises voting and investment authority over the shares held by this shareholder.
(13)	Consists of (i) 66,808 shares of common stock, (ii) 105,000 shares of common stock that may be acquired from the registrant upon exercise of warrants and conversion of convertible preferred equity securities, and (iii) 3,739,860 shares of common stock beneficially owned by Crestview Capital Master, LLC, Dillon Capital and Crestview Capital Partners, LLC over which Robert Hoyt, Nancy Hoyt’s husband, has voting and investment power. Nancy Hoyt exercises voting and investment authority over the shares held by the Nancy Hoyt Revocable Trust.
(14)	Consists of (i) 475,383 shares of common stock, and (ii) 1,599,990 shares of common stock that may be acquired from the registrant upon exercise of warrants and conversion of convertible preferred equity securities.

RELATED PARTY TRANSACTIONS

In March 2005, we borrowed $5.14 million pursuant to certain Note and Warrant Purchase Agreements. We issued notes in the aggregate principal amount of $5.14 million to three purchasers. The notes had an original maturity date of August 10, 2005, are secured by certain mining equipment, and have an interest rate of eighteen percent (18%) per annum calculated from the 61st day until maturity. The note purchasers were also issued 5-year common stock purchase warrants to purchase an aggregate of up to 140,000 shares of our common stock at an exercise price per share of $8.50. We paid an origination fee of approximately $200,000 upon the execution of the loan documents. Crestview Capital Master, LLC, a significant shareholder of ours, purchased a note in this transaction in the principal amount of approximately $2.1 million and received a warrant to purchase approximately 56,000 shares of our common stock. In August 2005, the maturity date of the $5.14 million indebtedness was extended to March 31, 2006, and the notes were amended to provide that a 3% fee will be due on each of December 15, 2005 and January 30, 2006 if the loan is not repaid in full prior to December 1, 2005 or January 16, 2006, respectively. Other terms and conditions of the notes remain unchanged. These loans will be repaid with the proceeds of this offering.

On March 21, 2005, we and Robert Chmiel, our former chief financial officer, entered into a Separation Agreement in connection with his resignation as our chief financial officer and as a director, pursuant to which Mr. Chmiel received (i) an aggregate severance payment of $145,000, and (ii) retained 56,250 of previously issued but unvested stock options as consideration fro the cancellation of his employment agreement.

During 2005, we issued 234,240 shares of common stock and received gross proceeds of approximately $531,000 upon the exercise of stock options by employees.

DESCRIPTION OF THE NEW NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the words “National Coal” refer only to National Coal Corp. and not to any of its subsidiaries.

National Coal issued the old notes under an indenture among itself, the Guarantors and Wells Fargo Bank, N.A., as trustee, in private transactions that are exempt from or not subject to the registration requirements of the Securities Act. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The old notes were originally sold as part of a unit consisting of $1,000 principal amount of our notes and one warrant. The notes and the warrants will not be separately transferable until the earliest of:

•	180 days after the closing of the offering;

•	the date on which a registration statement for a registered exchange offer with respect to the notes is declared effective under the Securities Act;

•	the date on which a shelf registration statement with respect to the shares of common stock underlying the warrants is declared effective under the Securities Act; and

•	such date as the initial purchaser in its sole discretion shall determine.

The following description is a summary of the material provisions of the indenture and the security documents. It does not restate those documents in their entirety. We urge you to read the indenture and the security documents because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the security documents are available as set forth below under “Where You Can Find More Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The notes. The notes will:

•	be senior secured obligations of National Coal;

•	rank equal in right of payment with all other existing and future senior Indebtedness of National Coal;

•	rank senior in right of payment to all existing and future Indebtedness of National Coal that by its terms is subordinated to the notes;

•	be secured by second-priority security interests in substantially all of the assets of National Coal, subject to Permitted Liens and first-priority security interests in the same assets in favor of the holders of First Lien Obligations from time to time as described under the subheading “—Collateral” (the “Collateral”); and

•	be fully and unconditionally guaranteed, jointly and severally, by the Guarantors, as set forth under “—The guarantees” below.

The indenture will permit National Coal and the Guarantors to incur additional Indebtedness, including under one or more First Lien Credit Facilities providing for up to $10.0 million in principal amount of revolving credit or term loans or other borrowings. The obligations of National Coal and the Guarantors may be secured by a first priority lien on the same collateral that secures obligations under the notes and Guarantees. As such, the notes may be effectively subordinated to borrowings under any such First Lien Credit Facility to the extent of the assets securing such borrowings. Assuming we had completed this offering of the notes, and applied the net proceeds as described in “Use of Proceeds,” as of December 31, 2005, National Coal and the Guarantors would have had $61.1 million in debt outstanding. The indenture will permit National Coal and the Guarantors to incur additional Indebtedness.

The Guarantees. The notes will initially be guaranteed fully and unconditionally, jointly and severally, by all of National Coal’s Domestic Subsidiaries. Each guarantee will:

•	be a senior secured obligation of such Guarantor;

•	rank equal in right of payment with all other existing and future senior Indebtedness of such Guarantor;

•	rank senior in right of payment to all existing and future Indebtedness of such Guarantor that by its terms is subordinated to the guarantee; and

•	be secured by second-priority security interests in substantially all of the assets of such Guarantor, subject to Permitted Liens and first-priority security interests in the same assets in favor of the holders of First Lien Obligations from time to time as described under the subheading “—Collateral”.

The guarantees will be effectively subordinated to the borrowings under any First Lien Credit Facility to the extent of the assets securing such borrowings.

Principal, Maturity and Interest

National Coal will exchange $55.0 million in aggregate principal amount of notes in this offering. National Coal may issue additional notes under the indenture from time to time after this offering, provided, however, that the notes must be assigned minimum ratings of B3 from Moody’s and B—from Standard & Poor’s at the time of issuance. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Any additional notes issued after this offering will be secured, equally and ratably with the notes. As a result, the issuance of additional notes will have the effect of diluting the security interest of the Collateral for the then outstanding notes. National Coal will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on December 15, 2010.

Interest on the notes will accrue at the rate of 10.5% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2006. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. National Coal will make each interest payment to the holders of record on the immediately preceding June 15 and December 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to National Coal, National Coal will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless National Coal elects to make interest payments by check mailed to the holders of the notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. National Coal may change the paying agent or registrar without prior notice to the holders of the notes, and National Coal or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders of notes will be required to pay all taxes due on transfer. National Coal will not be required to transfer or exchange any Note selected for redemption. Also, National Coal will not be required to transfer or exchange any note during a period of 15 days before a selection of notes to be redeemed and ending at the close of business on the day of selection or during a period beginning at the opening of business 15 days before any interest payment date and ending at the close of business on such payment date.

Guarantees

The notes will be guaranteed by each of National Coal’s current and future Domestic Subsidiaries. These guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Applicable statutes allow courts, under specific circumstances, to void the guarantees of the notes.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than National Coal or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is a Restricted Subsidiary immediately following such transaction, such person assumes all the obligations of that Guarantor under the indenture, its guarantee, the Security Documents and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The guarantee of a Guarantor will be released:

(1) in connection with any sale, disposition or other transfer of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) or otherwise to a Person that is not (either before or after giving effect to such transaction) National Coal or a Restricted Subsidiary of National Coal, if the sale, disposition or other transfer does not violate the “Asset Sale” or “Merger” provisions of the indenture;

(2) in connection with any sale, disposition or other transfer of all of the Capital Stock of that Guarantor (including by way of merger or consolidation) or otherwise to a Person that is not (either before or after giving effect to such transaction) National Coal or a Restricted Subsidiary of National Coal, if the sale, disposition or other transfer does not violate the “Asset Sale” or “Merger” provisions of the indenture;

(3) if National Coal designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the subheadings “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

As of the date of the indenture, all of National Coal’s Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” National Coal will be permitted to designate certain of its Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the indenture and will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantors, the non-Guarantors will satisfy the obligations of their creditors before they will be able to distribute any of their assets to National Coal.

Collateral

The notes and the guarantees will be secured by a second-priority security interest (subject to Permitted Liens) in substantially all of the assets of National Coal and the Guarantors, including a pledge of the Capital Stock of each Subsidiary owned directly by National Coal or any Guarantor, but excluding certificates of deposit and similar instruments, whether held on the date of the indenture or acquired in the future, used by National Coal or any of its Subsidiaries for the sole purpose of enabling National Coal or any of its Subsidiaries to purchase or post reclamation, surety, or similar bonds provided that (i) the cash designated for the purchase of such certificates of deposits and similar instruments shall be deposited in a specially designated account and shall constitute Collateral while it is held in such an account, and (ii) such cash shall be released from the Collateral automatically upon its withdrawal from such account for the purpose of the purchase of such certificates of deposits and similar instruments for so long as such certificates of deposits and similar instruments are issued in the name of National Coal or such Subsidiary and (iii) upon the termination or expiration, and release of such certificates of deposits and similar instruments, such cash shall once again constitute Collateral.

National Coal, the Guarantors and the trustee have entered into, or will enter into one or more security agreements, pledge agreements, mortgages, deeds of trust and collateral assignments (collectively, the “Security Documents”) defining the terms of the security interests that secure the notes. These security interests will secure the payment and performance when due of all of the obligations of National Coal and the Guarantors under the notes, the indenture, the guarantees and the Security Documents.

The security interests securing the notes will be second in priority (subject to Permitted Liens) to any and all security interests at any time granted to secure First Lien Obligations. If National Coal or any Restricted Subsidiary creates any additional Lien upon any property not then part of the Collateral to secure any First Lien Obligations (other than security interests granted solely to secure Hedging Obligations), it must concurrently grant a second-priority security interest (subject to Permitted Liens) upon such property as security for the notes and deliver an opinion of counsel reasonably satisfactory to the trustee with respect to such security interest within ten Business Days of the date on which the Lien is granted or assumed.

Upon the entering into of a First Lien Credit Facility, the trustee and the collateral agent under such First Lien Credit Facility (the “credit agent”), will enter into an intercreditor agreement (the “Intercreditor Agreement”). Pursuant to the terms of the Intercreditor Agreement, prior to the Discharge of First Lien Obligations, the credit agent will determine the time and method by which the security interests in the Collateral will be enforced. The trustee will not be permitted to enforce the security interests securing the notes even if an Event of Default has occurred and the notes have been accelerated except (i) in an insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the notes or (ii) as necessary to take any action not adverse to the first-priority liens in order to preserve or protect its rights in the second-priority liens. Prior to the Discharge of First Lien Obligations, no cash proceeds of the Collateral shall be paid to the holders of the notes. After the Discharge of First Lien Obligations, the trustee in accordance with the provisions of the indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the ratable benefit of the holders of the notes. However, if an Event of Default has occurred, holders of the notes will have the right to buy out the outstanding First Lien Obligations on a pro rata basis as described below under “—Purchase Right of Noteholders,” following which the trustee will have the right to enforce the security interests in the Collateral.

Whether prior to or after the Discharge of First Lien Obligations, National Coal will be entitled to a release, or in the case of clause (2) below, a subordination, of the security interests on assets included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

(1) to enable National Coal to consummate asset dispositions permitted or not prohibited under the covenant described below under the subheading “—Repurchase at the Option of Holders—Asset Sales”;

(2) in respect of assets subject to a permitted purchase money lien;

(3) if any Subsidiary that is a Guarantor is released from its Guarantee, that Subsidiary’s assets will also be released;

(4) as described in the last sentence of the first paragraph under this “—Collateral” section;

(5) if National Coal exercises its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance”;

(6) upon satisfaction and discharge of the indenture or payment in full in cash of the principal of, accrued and unpaid interest and Liquidated Damages, if any on the notes and all other obligations under the indenture, the guarantees and the Security Documents that are due and payable at or prior to the time such principal accrued and unpaid interest, including Liquidated Damages, if any, are paid; or

(7) as described under “—Amendment, Supplement and Waiver” below;

provided that in the case of a release requested under clauses (1), (3) or (4) above, or a subordination requested under clause (2) above, the credit agent concurrently releases (or in the case of a requested subordination under clause (2) above, subordinates) the first-priority Liens with respect to the affected assets and, provided further, that if there are any subordinated Liens on such assets, such subordinated Liens are similarly released or subordinated.

Subject to the terms of the Security Documents and the Intercreditor Agreement, National Coal and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the notes (other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral and could have priority over the security interests for the benefit of the Holders of the notes in the Collateral subject thereto. Given the intangible nature of certain of the Collateral, any such sale of such Collateral separately from the assets of National Coal as a whole may not be feasible. The ability of National Coal or any Guarantor to grant a security interest to the credit agent or the trustee in certain Collateral may be limited by legal or other logistical considerations. The ability of the credit agent or the trustee on behalf of the holders of notes to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Bankruptcy and Other Limitations.”

National Coal is permitted to form new Restricted Subsidiaries and to transfer all or a portion of the Collateral to one or more of its Restricted Subsidiaries that are Domestic Subsidiaries; provided, that each such new Domestic Subsidiary will be required to execute a guarantee in respect of National Coal’s obligations under the notes and the indenture and a supplement to the Security Documents granting to the trustee a security interest in substantially all of the assets of such Domestic Subsidiary on the same basis and subject to the same limitations as described in this section. The First Lien Credit Facility may require the grant of a first priority Lien in all of the assets of such Domestic Subsidiary.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the indenture and the Security Documents, each of National Coal and the Guarantors will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the equity interests of any of its Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, upon notice from the credit agent, or if no First Lien Credit Facility is in effect, upon notice from the trustee, (a) all rights of National Coal or such Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the credit agent or, if no First Lien Credit Facility is in effect, in the trustee which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of National Coal or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the credit agent or, if no First Lien Credit Facility is in effect, to the trustee and (c) the credit agent or, if no First Lien Credit Facility is in effect, the trustee may, subject to the Intercreditor Agreement, sell all or any part of the Collateral or any part thereof in accordance with, and subject to the terms of, the security documents securing the First Lien Obligations or the Security Documents, as applicable. Subject to the Intercreditor Agreement, all funds distributed under the security documents securing the First Lien Obligations or the Security Documents and received by the credit agent after Discharge of First Lien Obligations shall be turned over to the trustee for the ratable benefit of the holders of the notes for distribution by the trustee in accordance with the provisions of the indenture.

The collateral release provisions of the indenture permit the release of Collateral without substitution of collateral having at least equal value under certain circumstances, including asset sales or dispositions made in compliance with the indenture.

Purchase Right of Noteholders. In the event (i) the credit agent or a lender under a First Lien Credit Facility intends to commence any enforcement action against the Collateral or to accelerate any First Lien Obligations, (ii) of an insolvency proceeding involving National Coal or any of its Subsidiaries the effect of which is to accelerate any First Lien Obligations or which gives the lenders under any First Lien Credit Facility the right to accelerate any First Lien Obligations, or (iii) an event of default under the indenture occurs, the holders of the notes will have an option to purchase all, but not less than all, of the outstanding First Lien Obligations under such First Lien Credit Facility. At least 15 Business Days before commencing the enforcement action or accelerating the First Lien Obligations (the “standstill period”), or within five Business Days after becoming aware of any such insolvency proceeding, the credit agent is required to deliver to the trustee a notice specifying the event giving rise to the purchase right, the aggregate estimated amount of obligations then outstanding, and certain other information. During the standstill period, the credit agent will not be permitted to take action with respect to the collateral. Upon receipt of the notice from from the credit agent, or if an event of default under the indenture occurs, the trustee will then notify the holders of the notes, who will be able within a specified period of time to irrevocably commit to purchase the outstanding obligations under the First Lien Credit Facility. Any holder who fails to timely notify the trustee that it is exercising its purchase right will forfeit that right.

Each holder of the notes will have the right to purchase up to its pro rata share of the outstanding obligations under the First Lien Credit Facility. If any holder does not exercise its option to purchase such outstanding obligations, that holder’s pro rata share will be allocated by the trustee to other holders, if any, who are electing to purchase the obligations, to the extent they have indicated a willingness to purchase more than their pro rata share.

If the trustee receives from holders of the notes confirmations sufficient to purchase all of the outstanding obligations under the First Lien Credit Facility, it will irrevocably notify the credit agent of the exercise of the purchase right, and the holders of the notes will be obligated to complete the purchase. Any such purchase will be made without representation or warranty of any kind by the credit agent, or the lenders under the First Lien Credit Facility, as to the outstanding obligations, the collateral or otherwise, and without recourse to the credit agent and the lenders, except that the credit agent (on behalf of the lenders) will make certain representations and warranties regarding the amount of obligations outstanding under the First Lien Credit Facility and the absence of liens and encumbrances created by the credit agent or such lenders.

Certain Bankruptcy and Other Limitations. The right of the credit agent, or the trustee if no First Lien Credit Facility is in effect, to repossess and dispose of or otherwise exercise remedies in respect of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against National Coal or any of the Guarantors prior to the credit agent or, if no First Lien Credit Facility is in effect, the trustee, having repossessed and disposed of the Collateral or otherwise completed the exercise of its remedies with respect to the Collateral. Under the Bankruptcy Code, secured creditors such as the credit agent, the trustee and the holders of notes are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that, under the Bankruptcy Code, the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral securing the obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes or the guarantees could be delayed following commencement of a bankruptcy case, whether or when the credit agent could repossess or dispose of the Collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.” Moreover, the Intercreditor Agreement will provide that the credit agent may seek adequate protection, which the trustee and the holders of the notes may not contest, and any lien on assets granted to give adequate protection to the credit agent and holders of the First Lien Obligations will be senior to any adequate protection lien given to the trustee for the benefit of the holders of the notes, and the credit agent and holders of the First Lien Obligations may object to the grant of adequate protection to the trustee for the benefit of the holders of the notes.

Further, the credit agent, or the trustee if no First Lien Credit Facility is in effect, may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property because a secured creditor that holds a lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the credit agent, or the trustee if no First Lien Credit Facility is in effect, may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the First Lien Obligations or holders of the notes, respectively.

The ability of the credit agent, or the trustee in the absence of a credit agent, to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Lien on the Collateral in favor of the credit agent and/or the trustee.

Optional Redemption

At any time prior to December 15, 2008, National Coal may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 110.500% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of National Coal or a cash contribution to the common equity capital of National Coal; provided that:

(1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by National Coal and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests or contribution.

On the dates specified below, National Coal, at its option, may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the applicable period set forth below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Period	Percentage
December 15, 2008 to December 14, 2009	105.250%
December 15, 2009 to June 14, 2010	102.625%
June 15, 2010 and thereafter	100.000%

Unless National Coal defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

National Coal is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange or depository requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Repurchase at the Option of Holders

Change of Control. If a Change of Control occurs, National Coal will make an offer (a “Change of Control Offer”) to repurchase all or any part (in a minimum aggregate principal amount of $1,000 or an integral multiple of $1,000) of that holder’s notes in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date (the “Change of Control Payment”). Within 15 days following any Change of Control, National Coal will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. National Coal will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, National Coal will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, National Coal will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by National Coal.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a minimum aggregate principal amount of $1,000 or an integral multiple thereof. National Coal will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require National Coal to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that National Coal repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

National Coal will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by National Coal and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the subheading “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of National Coal and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require National Coal to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of National Coal and its Subsidiaries taken as a whole to another Person or group may be uncertain.

If National Coal is required to make a Change of Control Offer, National Coal cannot assure you that it will have the financial resources to pay the Change of Control purchase price for the notes that may be tendered or repay its other senior Indebtedness that may require a similar offer or mandatory repayment, redemption or repurchase or that it will be able to obtain the consent of the holders of its other senior Indebtedness which may be required to make the Change of Control Offer. In addition, the exercise by the holders of notes of their right to require National Coal to repurchase the notes upon a Change of Control could cause a default under other Indebtedness, even if the Change of Control itself does not, because of the financial effect of the repurchase on National Coal, which could cause an acceleration of other senior Indebtedness and a foreclosure with respect to any collateral securing it in the event such other Indebtedness has not been paid.

The Change of Control provisions of the indenture may in certain circumstances make more difficult or discourage a sale or takeover of National Coal, and, thus, the removal of incumbent management. Subject to the limitations discussed below, National Coal, could, in the future, enter into highly leveraged transactions, including acquisitions, mergers, refinancings, restructurings, or recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding or otherwise affect National Coal’s capital structure or credit ratings and the holders of the notes. Restrictions on the ability of National Coal to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.” Except for the limitations contained in these covenants, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

Future agreements governing National Coal’s other Indebtedness, including any First Lien Credit Facility, may contain, prohibitions of certain events, including events that would constitute a Change of Control and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require National Coal to repurchase the notes upon a Change of Control could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on National Coal. In the event a Change of Control occurs at a time when National Coal is prohibited from purchasing notes, National Coal could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If National Coal does not obtain a consent or repay those borrowings, National Coal will remain prohibited from purchasing notes. In that case, National Coal’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness.

Asset Sales. National Coal will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) National Coal (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the property and assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by National Coal or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on National Coal’s most recent consolidated balance sheet, of National Coal or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee) that are assumed by the transferee of any such assets and as a result of which National Coal or such Restricted Subsidiary is released from further liability;

(b)	any securities, notes, other obligations or assets received by National Coal or any such Restricted Subsidiary from such transferee that are converted by National Coal or such Restricted Subsidiary within 15 days of receipt thereof into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(c)	property or assets that are used or useful in a Permitted Business.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, National Coal (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to repay Indebtedness and other First Lien Obligations and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business (or enter into a definitive agreement committing to make such an acquisition within 60 days after the later of (i) the date of such agreement and (ii) 360 days after the receipt of the Net Proceeds to be used for such purpose), if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of National Coal or another Restricted Subsidiary;

(3) to make a capital expenditure (or enter into a definitive agreement committing to make such a capital expenditure within 60 days after the later of (i) the date of such agreement and (ii) 360 days after the receipt of the Net Proceeds to be used for such purpose);

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(5) a combination of the foregoing clauses (1), (2), (3) and (4).

Pending the final application of any Net Proceeds, National Coal may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided above will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $5.0 million, within ten Business Days thereof, National Coal will make an Asset Sale Offer to all holders of notes, and to all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, National Coal may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

National Coal will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, National Coal will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Future agreements governing National Coal’s other Indebtedness, including any First Lien Credit Facility, may contain, prohibitions of certain events, including events that would constitute an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require National Coal to repurchase the notes upon an Asset Sale could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on National Coal. In the event an Asset Sale occurs at a time when National Coal is prohibited from purchasing notes, National Coal could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If National Coal does not obtain a consent or repay those borrowings, National Coal will remain prohibited from purchasing notes. In that case, National Coal’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, National Coal’s ability to pay cash to the holders of notes upon a repurchase may be limited by National Coal’s then existing financial resources.

Certain Covenants

Restricted Payments. National Coal will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of National Coal’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving National Coal or any of its Restricted Subsidiaries) or to the direct or indirect holders of National Coal’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of National Coal and other than dividends or distributions payable to National Coal or a Restricted Subsidiary of National Coal);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving National Coal) any Equity Interests of National Coal;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of National Coal or any Guarantor that is contractually subordinated to the notes or to any guarantee (excluding any intercompany Indebtedness between or among National Coal and any of its Restricted Subsidiaries), except (y) the purchase, repurchase or other acquisition of any subordinated Indebtedness in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case within one year of the date of acquisition, and (z) a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing;

(2) National Coal would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by National Coal and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6) and (7) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	100% of the aggregate net cash proceeds, including cash and Cash Equivalents, received by National Coal since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of National Coal (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of National Coal that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of National Coal); plus

(b)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(c)	to the extent that any Unrestricted Subsidiary of National Coal designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture or has been merged into, consolidated with or transfers or otherwise conveys its assets to National Coal or any of its Restricted Subsidiaries, the lesser of (i) the Fair Market Value of National Coal’s Investment in such Subsidiary as of the date of such redesignation, merger, consolidation, transfer or conveyance or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(d)	50% of any dividends received by National Coal or a Restricted Subsidiary of National Coal after the date of the indenture from an Unrestricted Subsidiary of National Coal, to the extent that such dividends were not otherwise included in the Consolidated Net Income of National Coal for such period.

No payments made as described in “Use of Proceeds” will be a Restricted Payment. In addition, the preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of National Coal) of, Equity Interests of National Coal (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to National Coal; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(a) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of National Coal or any Guarantor that is contractually subordinated to the notes or to any guarantee, as applicable, with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the payment of any dividend or distribution (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of National Coal to the holders of its Equity Interests on a pro rata basis;

(5) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(6) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the payment of regularly scheduled dividends with respect to the Series A Cumulative Convertible Series A Preferred Stock of National Coal in accordance with the terms thereof in effect on the date of the indenture;

(7) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, payments or distributions to dissenting shareholders in connection with a consolidation, merger or transfer of assets that complies with the provisions described under “—Merger, Consolidation or Sale of Assets”; and

(8) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, other Restricted Payments not to exceed $2.0 million since the date of the indenture.

For purposes of determining compliance with this covenant, (i) the amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s), property or securities proposed to be transferred or issued by National Coal or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment, and (ii) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this “—Restricted Payments” covenant, National Coal may, in its sole discretion, order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification. The Fair Market Value of any property or assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of National Coal. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $5.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock. National Coal will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and National Coal will not issue any Disqualified Stock; provided, however, that National Coal may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and a Guarantor may incur Indebtedness (including Acquired Debt), if the Fixed Charge Coverage Ratio for National Coal’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1 on or prior to the first anniversary of the issue date of the notes, 2.25 to 1 after the first anniversary but before the second anniversary of the issue date of the notes, and 2.50 to 1 after the second anniversary of the issue date of the notes, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by National Coal and any Guarantor of Indebtedness and letters of credit under a First Lien Credit Facility in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of National Coal and its Restricted Subsidiaries thereunder) not to exceed $10.0 million, less the aggregate amount of all repayments of term Indebtedness under such First Lien Credit Facility and all repayments of revolving credit Indebtedness under such First Lien Credit Facility effected with a corresponding commitment reduction under such First Lien Credit Facility pursuant to clause (1) of the second paragraph under “—Repurchase at the Option of Holders—Asset Sales”;

(2) Indebtedness existing on the date of the indenture (other than any Indebtedness repaid on the date of the indenture with the net proceeds from the sale of the notes, including Indebtedness under the Existing Credit Agreement);

(3) the incurrence by National Coal and the Guarantors of Indebtedness represented by the notes and the related guarantees to be issued on the date of the indenture and the exchange notes and the related guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by National Coal or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, industrial revenue bonds, purchase money obligations or other Indebtedness, in each case incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property (real or personal), plant or equipment used in the Permitted Business of National Coal or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $8.0 million at any time outstanding, provided that in no event shall the indebtedness incurred pursuant to clause (2) and this clause (4) exceed an aggregate of $14.0 million;

(5) the incurrence by National Coal or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness or the issuance by National Coal of Disqualified Stock in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) or Disqualified Stock issued by National Coal that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2) (other than any Indebtedness under clause (2) repaid after the date of the indenture with the net proceeds from the sale of the notes), (3) or (5) of this paragraph;

(6) the incurrence by National Coal or any of its Restricted Subsidiaries of intercompany Indebtedness between or among National Coal and any of its Restricted Subsidiaries; provided, however, that:

(a)	if National Coal or any Guarantor is the obligor on such Indebtedness and the payee is not National Coal or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of National Coal, or the guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than National Coal or a Restricted Subsidiary of National Coal and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either National Coal or a Restricted Subsidiary of National Coal,

will be deemed, in each case, to constitute an incurrence of such Indebtedness, in an amount equal to the portion of such Indebtedness held by such Person, by National Coal or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of National Coal’s Restricted Subsidiaries to National Coal or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than National Coal or a Restricted Subsidiary of National Coal; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either National Coal or a Restricted Subsidiary of National Coal,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by National Coal or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by National Coal or any of the Guarantors of Indebtedness of National Coal or a Restricted Subsidiary of National Coal that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by National Coal or any of the Guarantors of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, statutory obligations, bankers’ acceptances, performance, reclamation, surety or similar bonds and letters of credit and completion or performance guarantees (including, without limitation, performance guarantees pursuant to coal supply agreements or equipment leases) in the ordinary course of business, including and such Indebtedness incurred in connection with the acquisition of additional mining assets;

(11) the incurrence by National Coal or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(12) the incurrence of Indebtedness arising from agreements of National Coal or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; or

(13) the incurrence by National Coal or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $5.0 million.

National Coal will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of National Coal or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of National Coal solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, National Coal will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under a First Lien Credit Facility will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of National Coal as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that National Coal or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the property and assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such property and assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens. National Coal will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any property or asset now owned or hereafter acquired, except Permitted Liens.

If National Coal or any Guarantor creates any additional Lien upon any property or asset not then part of the Collateral to secure any First Lien Obligations (other than security interests granted solely to secure Hedging Obligations), it must concurrently grant a second-priority Lien (subject only to Permitted Liens) upon such property as security for the notes, all as more fully described above under the caption “—Collateral.”

Dividend and Other Payment Restrictions Affecting Subsidiaries. National Coal will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to National Coal or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to National Coal or any of its Restricted Subsidiaries;

(2) make loans or advances to National Coal or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to National Coal or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) the Existing Credit Agreement (until obligations owing under such agreement are repaid);

(2) a First Lien Credit Facility or any agreement or instrument in effect on the date of the indenture;

(3) the indenture, the notes and the guarantees;

(4) any applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by National Coal or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) encumbrances or restrictions (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, or (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or asset of National Coal or any Restricted Subsidiary not otherwise prohibited by the indenture;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property or assets of, a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(9) Permitted Refinancing Indebtedness and any amendment, extension, refinancing or renewal of any instrument or agreement permitted by this covenant; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness or any such amendment, extension, refinancing or renewal are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced or the instrument or agreement being amended, extended, refinanced or renewed;

(10) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the properties or assets subject to such Liens; and

(11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of National Coal’s Board of Directors, which limitation is applicable only to the properties or assets that are the subject of such agreements.

Merger, Consolidation or Sale of Assets. National Coal will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not National Coal is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of National Coal and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) National Coal is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than National Coal) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than National Coal) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of National Coal under the notes, the indenture, the Security Documents and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) National Coal or the Person formed by or surviving any such consolidation or merger (if other than National Coal), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, National Coal will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of National Coal with an Affiliate solely for the purpose of reincorporating National Coal in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of property or assets between or among National Coal and the Guarantors.

Transactions with Affiliates. National Coal will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of National Coal (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to National Coal or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by National Coal or such Restricted Subsidiary with an unrelated Person; and

(2) National Coal delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of

National Coal set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of National Coal; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to National Coal or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any compensation arrangement, employment agreement, employee benefit plan, equity-based incentive plan, bonus plan, expense reimbursement plan, severance arrangement, officer or director indemnification agreement or any similar arrangement entered into by National Coal or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among National Coal and/or its Restricted Subsidiaries;

(3) payment of reasonable directors’ fees;

(4) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(5) payments and transactions pursuant to any agreement or arrangement in effect on the date of the indenture and any amendment thereto or renewal thereof to the extent that any such amendment or renewal is not more disadvantageous to the holders of the notes than the original agreement or arrangement in effect on the date of the indenture;

(6) any payments or other transactions pursuant to any tax-sharing agreement between National Coal and any other Person with which National Coal files a consolidated tax return or with which National Coal is part of a consolidated group for tax purposes;

(7) any issuance or sale of shares of Capital Stock (other than Disqualified Stock) for cash at Fair Market Value; and

(8) transactions with customers, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture and which are fair to National Coal in the reasonable determination of the Board of Directors or are on terms no less favorable than would be available in a comparable transaction with an unrelated third party.

Business Activities. National Coal will not, and National Coal will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to National Coal and its Restricted Subsidiaries taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries. The Board of Directors of National Coal may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by National Coal and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the subheading “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by National Coal. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of National Coal may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of National Coal as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the subheading “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of National Coal as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” National Coal will be in default of such covenant. The Board of Directors of National Coal may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of National Coal; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of National Coal of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent. National Coal will not, and National Coal will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Issuances and Sales of Capital Stock of Restricted Subsidiaries. National Coal will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to National Coal or to a Wholly-Owned Restricted Subsidiary of National Coal) or permit any Person (other than National Coal or a Wholly-Owned Restricted Subsidiary of National Coal) to own or hold any Capital Stock of any Restricted Subsidiary of National Coal or any Lien or security interest therein (other than as required by applicable law or any Permitted Lien); provided, however, that this provision shall not prohibit (1) any issuance or sale if, immediately after giving effect thereto, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “—Restricted Payments” covenant if made on the date of such issuance or sale or (2) the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of subheading “—Repurchase at the Option of Holders—Asset Sales.”

Additional Guarantees and Security. If National Coal or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then National Coal shall cause such Domestic Subsidiary to:

(1) execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such Domestic Subsidiary shall unconditionally guarantee on a senior secured basis all of National Coal’s obligations under the notes and the indenture on the terms set forth in the indenture;

(2) execute and deliver to the trustee such amendments or additions to the Security Documents and other documents as the trustee deems necessary or advisable in order to grant to the trustee, for the benefit of the holders of notes, a perfected security interest (which will be a second priority security interest (subject to Permitted Liens) if a First Lien Credit Facility is in place) in (i) the Capital Stock of such new Domestic Subsidiary and (ii) substantially all of the property and assets of such new Domestic Subsidiary, all of which will constitute Collateral in accordance with the terms of the indenture and the Security Documents, and if so required by the terms of any First Lien Credit Facility execute and deliver to the credit agent such amendments or additions to the security documents securing the First Lien Obligations as the credit agent deems necessary or advisable in order to grant to the credit agent, for the benefit of the lenders under such First Lien Credit Facility, a perfected first priority security interest in the assets referred to in clauses (i) and (ii) above;

(3) take such further action and execute and deliver such other documents specified in the indenture or otherwise reasonably requested by the trustee to effectuate the foregoing; and

(4) deliver to the trustee an opinion of counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Domestic Subsidiary and constitutes a valid, binding and enforceable obligation of such Domestic Subsidiary and such other opinions as the trustee may request regarding the grant and perfection of such Liens in the property and assets of such Domestic Subsidiary as provided for in the indenture.

Thereafter, such Domestic Subsidiary shall be a Guarantor for all purposes of the indenture.

Impairment of Security Interest. Subject to the Intercreditor Agreement, neither National Coal nor any of its Restricted Subsidiaries will take any action which would, or omit to take any action the omission to take which would, adversely affect or impair in any material respect the Liens in favor of the trustee with respect to the Collateral. Neither National Coal nor any of its Domestic Subsidiaries shall grant to any Person (other than the credit agent or the trustee or the holders of notes), or permit any Person (other than the credit agent or the trustee or the holders of notes) to retain, any Lien on the Collateral other than Permitted Liens. Neither National Coal nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the indenture, the notes, the Intercreditor Agreement and the Security Documents. National Coal shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Security Documents. National Coal shall, and shall cause each Guarantor to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Security Documents at such times and at such places as the trustee may reasonably request.

Real Estate Mortgages and Filings. With respect to any interest in any real property (individually and collectively, the “Premises”) (a) owned by National Coal or a Domestic Subsidiary on the date of the indenture or (b) acquired by National Coal or a Domestic Subsidiary:

(1) National Coal will use its best efforts to obtain, by June 30, 2006 (the “Trigger Date”), fee and/or leasehold title insurance policies (written by a nationally recognized insurer reasonably acceptable to the Majority Noteholders) covering substantially all of the Tennessee Core Properties (the “Tennessee Required Insurance”), subject only to Permitted Liens and such other exceptions thereto as shall not materially affect the Fair Market Value of the Tennessee Core Properties, and as shall not materially interfere with the intended use to be made of the Tennessee Core Properties by National Coal, as reasonably determined by the Majority Noteholders; provided that in the case of leasehold title insurance, such leasehold title insurance shall be required only if the lessor is not a governmental entity. For purposes of the covenants described in this clause (1) and clauses (2), (3) and (5), “best efforts” shall not require National Coal or any Subsidiary to commence litigation or conduct new surveys or expend cash to remove any exceptions and encumbrances on the Premises. “Tennessee Core Properties” will be the properties identified in a schedule to the indenture. All such title insurance policies shall be in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that the interest created by the Mortgage thereon constitutes a valid Lien thereon, and such policies shall also include, to the extent available at commercially reasonable rates, such endorsements as the Majority Noteholders reasonably request and shall be accompanied by evidence of the payment in full of all premiums thereon;

(2) National Coal will use its best efforts to obtain, by the Trigger Date, fee and/or leasehold title insurance policies (written by a nationally recognized insurer reasonably acceptable to the Majority Noteholders covering substantially all of the Kentucky Core Properties (the “Kentucky Required Insurance”), subject only to Permitted Liens and such other exceptions thereto as shall not materially affect the Fair Market Value of the Kentucky Core Properties (which shall not include any exceptions with respect to any terms of the lease that require the consent of the landlord to the execution, delivery and recording of the insured mortgage), and as shall not materially interfere with the intended use to be made of the Kentucky Core Properties by National Coal, as reasonably determined by the Majority Noteholders. “Kentucky Core Properties” will be the properties identified as such in a schedule to the indenture. All such title insurance policies shall be in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage insuring that the interest created by the Mortgage thereon constitutes a valid Lien thereon, and such policies shall also include, to the extent available at commercially reasonable rates, such endorsements as the Majority Noteholders shall reasonably request and shall be accompanied by evidence of the payment in full of all premiums thereon;

(3) Within 90 days after the acquisition by National Coal or any of its Subsidiaries of any interest in real property if such acquisition occurs after the Trigger Date and if in the case of real property purchased by National Coal or any of its Subsidiaries, the purchase price for such real property exceeds two million dollars ($2,000,000) and if in the case of real property leased by National Coal or any of its Subsidiaries, (x) the recoverable coal reserves on such leased property exceed five hundred thousand (500,000) tons and (y) the lessor of such real property is not a governmental entity (any such owned or leased after acquired real property, “Later Properties”), then National Coal will use its best efforts to similarly obtain fee and/or leasehold title insurance policies (written by a nationally recognized insurer reasonably acceptable to the Majority Noteholders covering such additional properties (the “Later Required Insurance” and, together with the Tennessee Required Insurance and the Kentucky Required Insurance, the “Required Insurance”) subject to the same conditions as are applicable to the Tennessee Required Insurance or the Kentucky Required Insurance, as applicable;

(4) Notwithstanding anything to the contrary herein, neither National Coal nor any of its Subsidiaries shall be required to obtain title insurance on any applicable owned or leased property, if the Fair Market Value of, and aggregate amount of title insurance then outstanding with respect to, properties pledged to the collateral agent is equal to or greater than ninety million dollars ($90,000,000), and the delivery to the collateral agent of title insurance in such amount, and such insurance shall not be cancelled thereafter by National Coal or any of its Subsidiaries, shall satisfy the requirement to deliver Required Insurance under clause (6) hereof;

(5) National Coal will use its best efforts to obtain, by the Trigger Date or in the case of any leasehold interest in real property obtained after the date of the Indenture, by such acquisition, for substantially all of the real property leased by National Coal or its Subsidiaries that is included in the Tennessee Core Properties, the Kentucky Core Properties or the Later Properties, consents from the lessors of such properties with respect to the execution, delivery and recording of a leasehold mortgage or deed of trust (the “Landlord Consents”), but only if such consents are required by the terms of such leases, such consents to be in form and substance reasonably acceptable to the Majority Noteholders;

(6) If either the Required Insurance or the Landlord Consents (the “Collateral Items”) are not delivered to the collateral agent by the Trigger Date (regardless whether best efforts have been employed by National Coal) (including if the exceptions taken with respect to the Required Insurance are not acceptable to the Majority Noteholders (acting reasonably) unless (a) such exceptions are Permitted Liens or such exceptions do not materially affect the Fair Market Value of the applicable property or do not materially interfere with the intended use to be made of the applicable property by National Coal and its Subsidiaries as reasonably determined by the Majority Noteholders or (b) the applicable insurance company has issued an endorsement to the applicable policy in customary form to insure against loss in respect of such exception) or if, subsequent to the Trigger Date, National Coal cancels the Required Insurance or Landlord Consents (the date of any such occurrence, a “Later Trigger Date”): (x) a one time fee (the “Collateral Fee”) shall be payable on the Trigger Date (or, solely if the Collateral Fee was not paid on the Trigger Date, on a Later Trigger Date) to the holders of the notes in an amount equal to 1.00% of the then outstanding principal amount of the notes, and (y) the interest rate on the notes will increase by 0.50% per annum on the Trigger Date (or any Later Trigger Date) until the Collateral Items have been delivered in accordance with the foregoing requirements; provided that on each three month anniversary of the Trigger Date (or Later Trigger Date, as applicable) the interest rate on the notes will increase by an additional 0.50% per annum until the Collateral Items have been delivered; provided further that the aggregate interest rate increase under this subparagraph (6) shall not exceed 2.50%. The Collateral Fee shall be fully earned and nonrefundable if the Collateral Items are not delivered prior to the Trigger Date (or fail to be in effect on any later Trigger Date to the extent no Collateral Fee was previously payable). To the extent the Collateral Fee is not timely paid when due, in addition to such failure constituting a Default, the Collateral Fee shall bear interest at the rate accruing on the notes; and

(7) Notwithstanding the foregoing clause (6), if all of the Required Insurance and the Landlord Consents are delivered to the collateral agent by the Trigger Date (or are in effect on any Later Trigger Date) except for the Kentucky Required Insurance, then (a) no Collateral Fee shall be due, and (b) during any period where the Required Insurance and the Landlord Consents have been delivered other than the Kentucky Required Insurance, the interest rate on the notes shall not increase.

In addition, with respect to any interest in any Premises (a) owned by National Coal or a Domestic Subsidiary on the date of the indenture or (b) acquired by National Coal or a Domestic Subsidiary, within 90 days of the acquisition thereof:

(1) National Coal shall use commercially reasonable efforts to deliver, as soon as reasonably practicable after the date of the indenture, to the trustee, as mortgagee, fully executed counterparts of one or more Mortgages, dated as of the date of the indenture or the date of acquisition of such property, as the case may be, duly executed by National Coal or the applicable Domestic Subsidiary, together with evidence of the completion (or reasonably satisfactory arrangements for the completion), of all recordings and filings of each such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens in favor of the trustee for the benefit of the holders of notes, against the properties purported to be covered thereby; and

(2) National Coal shall deliver to the trustee, with respect to each of the covered Premises, the most recent survey, if any, of such Premises, together with either (i) an updated survey certification in favor of the trustee from the applicable surveyor stating that, based on a visual inspection of the property, there has been no change in the facts depicted in the survey or (ii) an affidavit and/or indemnity from National Coal stating that to its knowledge there has been no change in the facts depicted in the survey, other than, in each case, changes that do not materially adversely affect the use by National Coal or a Guarantor, as applicable, of such Premises for National Coal or such Guarantor’s business as so conducted, or intended to be conducted, at such Premises.

Most of the Collateral will be comprised of our coal properties, including our mineral rights (whether on owned or leased properties) and our preparation plants and train loading facilities. We will have title insurance on our headquarters in place when the notes are issued, but we will likely not have title insurance on our other properties at that time. However, we have agreed to use our commercially reasonable efforts to obtain title reports, opinions and insurance with respect to certain properties that we are mining, or intend to mine in the foreseeable future, as soon as reasonably practicable after the date of the indenture. We may not be able to obtain such title reports, opinions and insurance before the date of the indenture or at all, in which case no title insurance proceeds would be available in the event of any loss arising out of a challenge to our title to the Collateral. Even if we are able to obtain the title reports, opinions and insurance, there may still be defects or exceptions that could impair the value of the Collateral or trustee’s ability to realize upon the Collateral.

Landlord, Bailee and Consignee Waivers. Each of National Coal and each of its Domestic Subsidiaries that is a lessee of, or becomes a lessee of, real property on or in which it will maintain, store, hold or locate property and assets having an aggregate fair market value of at least $500,000, is, and will be, required to use commercially reasonable efforts (which shall not require the expenditure of cash with respect to obtaining a landlord waiver from the lessor of any real property to deliver to the trustee a landlord waiver, executed by the lessor of such real property; provided that in the case where such lease is a lease in existence on the date of the indenture or the lessee thereof that is a Domestic Subsidiary of National Coal was not a Domestic Subsidiary of National Coal on the date of the indenture, National Coal or such Domestic Subsidiary that is the lessee thereunder (i) shall have 90 days from the date of the indenture or the later date it became a Domestic Subsidiary, as the case may be, to satisfy such requirement or, in the event there exist waivers with respect to leases on the date of the indenture obtained for the benefit of other current or former lenders, to deliver such waivers amended to add the trustee as a party thereto and (ii) shall be relieved of such obligation with respect to any landlord waiver to the extent the related lessor has refused to deliver such a landlord waiver following such Person’s use of such commercially reasonable efforts. Each of National Coal and each of its Domestic Subsidiaries that provides any of its property or assets having an aggregate Fair Market Value of at least $500,000 to a bailee or consignee agrees to be bound by the terms of the immediately preceding sentence (other than the proviso thereto) in respect of such bailee or consignor, mutatis mutandis, and to cause to be filed all financing statements and other documents as shall be required under applicable law to protect its interest in such assets from the claims of creditors of such bailee or consignee; provided, that (x) the terms “landlord”, “lessee” and “lease” shall be replaced, respectively, with the terms “bailee” or “consignee”, as applicable, “bailor” or “consignor”, as applicable, and the “applicable agreement” and (y) the condition that the lessee maintain, store, hold or locate all or any of its assets having an aggregate fair market value of at least $500,000 shall instead be replaced with the condition that the fair market value of the assets subject to the applicable bailment or consignment have a fair market value of at least $500,000.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, National Coal will furnish to the trustee, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if National Coal were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if National Coal were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on National Coal’s consolidated financial statements by National Coal’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, National Coal will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, National Coal is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, National Coal will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. National Coal will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept National Coal’s filings for any reason, National Coal will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if National Coal were required to file those reports with the SEC.

If National Coal has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of National Coal and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of National Coal.

In addition, National Coal and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes and such default continues for 30 days;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3) failure by National Coal or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” or “—Repurchase at the Option of Holders—Asset Sales”; or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by National Coal or any of its Restricted Subsidiaries to comply with any of the provisions described under “—Certain Covenants—Restricted Payments,” “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and such failure continues for 30 days);

(5) failure by National Coal or any of its Restricted Subsidiaries after notice to National Coal from the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture or the Security Documents and such failure continues for 60 days;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by National Coal or any of its Restricted Subsidiaries (or the payment of which is guaranteed by National Coal or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness, after expiration of any grace period provided in such Indebtedness (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

(7) failure by National Coal or any of its Restricted Subsidiaries to pay final judgments (to the extent not fully covered by insurance) for the payment of money entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed within 60 days;

(8) except as permitted by the indenture, any guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its guarantee; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to National Coal or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default specified in clause (8) or (9) above, with respect to National Coal, any Restricted Subsidiary of National Coal that is a Significant Subsidiary or any group of Restricted Subsidiaries of National Coal that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. In the event that a declaration of acceleration because of an Event of Default set forth in clause (6) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the default triggering such Event of Default shall be remedied or cured by National Coal or any of its Restricted Subsidiaries or waived by the applicable holder or holders of Indebtedness (or an agent on behalf thereof) within 60 days after such declaration of acceleration.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Majority Noteholders may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee or exercising any trust or power conferred on it. However, the trustee may refuse to follow any direction that conflicts with law or the indenture that the trustee determines may be unduly prejudicial to the rights of other holders of notes or that may involve the trustee in personal liability.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, a holder of a note may pursue any remedy with respect to the indenture or the notes only if:

(1) such holder gives the trustee written notice of a continuing Event of Default;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

(3) such holders offer and, if requested, provide to the trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the trustee does not comply with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with such request.

Holders of not less than a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences thereunder, except a continuing Default or Event of Default in the payment of, premium and Liquidated Damages, if any, or interest on, the notes (including in connection with an offer to purchase); provided, however, that the Majority Noteholders may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of National Coal with the intention of avoiding payment of the premium that National Coal would have had to pay if National Coal then had elected to redeem the notes under “—Optional Redemption” redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

In the case of an Event of Default specified in clause (9) or (10) above, with respect to National Coal, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee, the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare all the notes to be due and payable immediately. In the event that a declaration of acceleration because of an Event of Default set forth in clause (6) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the default triggering such Event of Default shall be remedied or cured by National Coal or any of its Restricted Subsidiaries or waived by the applicable holder or holders of Indebtedness (or an agent on behalf thereof) within 60 days after such declaration of acceleration.

Upon any such declaration, the notes shall become due and payable immediately.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of National Coal with the intention of avoiding payment of the premium that National Coal would have had to pay if National Coal then had elected to redeem the notes pursuant to the “—Optional Redemption” provisions described above, then an equivalent premium shall also become and be immediately due and payable upon acceleration of the notes, to the extent permitted by law, anything in the Indenture or in the notes to the contrary notwithstanding. If an Event of Default occurs prior to December 15, 2008, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of National Coal with the intention of avoiding the prohibition on redemption of the notes prior to December 15, 2008, then an additional premium specified in the indenture will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

National Coal is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, National Coal is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of National Coal or any Guarantor, as such, will have any liability for any obligations of National Coal or the Guarantors under the notes, the indenture or the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Legal Defeasance and Covenant Defeasance

National Coal may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such notes when such payments are due from the trust referred to below;

(2) National Coal’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and National Coal’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, National Coal may, at its option and at any time, elect to have the obligations of National Coal and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance (each described above):

(1) National Coal must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and National Coal must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, National Coal must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) National Coal has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, National Coal must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which National Coal or any Guarantor is a party or by which National Coal or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which National Coal or any of its Subsidiaries is a party or by which National Coal or any of its Subsidiaries is bound;

(6) National Coal must deliver to the trustee an officers’ certificate stating that the deposit was not made by National Coal with the intent of preferring the holders of notes over the other creditors of National Coal with the intent of defeating, hindering, delaying or defrauding any creditors of National Coal or others; and

(7) National Coal must deliver to the trustee an officers’ certificate and, in certain circumstances, an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the opinion of counsel required by clause (7) above need not be delivered if all notes not therefore delivered to the trustee for cancellation (i) have become due and payable or (ii) will become due and payable on their maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of assumption by the trustee in the name, and at the expense, of National Coal.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes, the guarantees or the Security Documents may be amended or supplemented with the consent of the Majority Noteholders (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes, the guarantees or the Security Documents may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), provided, however, that any amendments to or releases of the Security Documents, Collateral or the guarantees will require the consent of the Supermajority Noteholders.

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the stated maturity of any Note or alter or waive any of the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on, the notes (except a rescission of acceleration of the notes by the Majority Noteholders and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on, the notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, National Coal, the Guarantors and the trustee may amend or supplement the indenture, the notes, the guarantees or the Security Documents or release any Collateral held as security:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of National Coal’s or a Guarantor’s obligations to holders of notes and guarantees in the case of a merger or consolidation or sale of all or substantially all of National Coal’s or such Guarantor’s property and assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the guarantees, the notes or the Security Documents to any provision of this Description of notes to the extent that such provision in this Description of notes was intended to be a verbatim recitation of a provision of the indenture, the guarantees, the notes or the Security Documents;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a guarantee with respect to the notes; or

(9) if necessary, in connection with any addition or release of Collateral permitted under the terms of the indenture or Security Documents.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to National Coal, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and National Coal or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which National Coal or any Guarantor is a party or by which National Coal or any Guarantor is bound;

(3) National Coal or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) National Coal has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, National Coal must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of National Coal or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this Registration statement may obtain a copy of the indenture and registration rights agreement without charge by writing to National Coal Corp., 8915 George Williams Road, Knoxville, Tennessee 37923, Attention: General Counsel.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be presumed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of National Coal and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the subheading “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the subheading “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of National Coal’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

(2) a transfer of assets between or among National Coal and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of National Coal to National Coal or to a Restricted Subsidiary of National Coal;

(4) the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out, surplus or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents or the sale, factoring or discount of accounts receivable or of accounts receivable determined by National Coal to be uncollectible in whole or in part; or

(6) a Restricted Payment that does not violate the covenant described above under the subheading “—Certain Covenants—Restricted Payments” or a Permitted Investment.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day other than a Saturday, Sunday, or any day on which banks in New York are closed.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of property and assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a First Lien Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the property and assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of National Coal and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of National Coal;

(3) (A) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than the Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 35% of the Voting Stock of National Coal, measured by voting power rather than number of shares, and (B) the Permitted Holder Beneficially Owns, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of National Coal than such person and does not have the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the Board of Directors; or

(4) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of National Coal was approved by a vote of a majority of the directors of National Coal then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors then in office.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for income taxes of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for income taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of National Coal will be added to Consolidated Net Income to compute Consolidated Cash Flow of National Coal only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to National Coal by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Discharge of First Lien Obligations” means payment in full in cash of the principal of and interest and premium, if any, on all Indebtedness outstanding under a First Lien Credit Facility incurred pursuant to clause (1) of the “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant or, with respect to Hedging Obligations or letters of credit outstanding thereunder, delivery of cash collateral or backstop letters of credit in respect thereof in compliance with such First Lien Credit Facility, in each case after or concurrently with termination of all commitments to extend credit thereunder, and payment in full in cash of any other First Lien Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal, interest and premium, if any, are paid.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require National Coal to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that National Coal may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that National Coal and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of National Coal that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of National Coal.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Credit Agreement” means that certain Credit Agreement, dated as of November 26, 2004, among National Coal, D.B. Zwirn Special Opportunities Fund, L.P., as administrative agent, and the lenders party thereto, as amended effective December 31, 2004 and January 11, 2005.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of National Coal (unless otherwise provided in the indenture). For avoidance of doubt, in determining Fair Market Value, the Board of Directors of National Coal may take into account the cost of removing the applicable equipment or other property and assets from their then-current locations and transporting such equipment or other property and assets, provided that such cost may not exceed 10.0% of the Fair Market Value (without giving effect to such costs).

“First Lien Credit Facility” means one or more debt facilities or other agreements with banks or other lenders providing for up to $10.0 million in aggregate principal amount outstanding at any time (including, in the case of any such indebtedness issued at a discount, at maturity of such indebtedness) of revolving credit or other borrowings or term loans of National Coal and its Subsidiaries, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“First Lien Obligations” means (i) any and all amounts payable under or in respect of a First Lien Credit Facility incurred pursuant to clause (1) of the “—Incurrence of Indebtedness and Issuance of Preferred Stock” covenant as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to National Coal or any Guarantor whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof, (ii) all other obligations (not constituting Indebtedness) of National Coal or any Guarantor under such First Lien Credit Facility and (iii) all other obligations of National Coal or any Guarantor in respect of Hedging Obligations under such First Lien Credit Facility.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (as used in this definition, the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, but excluding amortization of debt issuance costs and original issue discount, non-cash interest payments (but including, without limitation, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on property and assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of National Coal (other than Disqualified Stock) or to National Coal or a Restricted Subsidiary of National Coal, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; plus (5) cash income taxes paid or payable; plus (6) scheduled amortization of indebtedness; plus (7) 25% of capital expenditures made by National Coal or its Subsidiaries.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of property or assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase property, assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means all Domestic Subsidiaries of National Coal as of the date of the indenture and any Subsidiary of National Coal that executes a guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices,

in each case, entered into in the ordinary course of business and not for speculative purposes.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of National Coal.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If National Coal or any Subsidiary of National Coal sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of National Coal such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of National Coal, National Coal will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of National Coal’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by National Coal or any Subsidiary of National Coal of a Person that holds an Investment in a third Person will be deemed to be an Investment by National Coal or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Majority Noteholders” means holders of the notes constituting a majority of the then outstanding aggregate principal amount of notes, excluding any notes held by National Coal or any of its Subsidiaries or Affiliates.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by National Coal or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a First Lien Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither National Coal nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of National Coal or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or property or assets of National Coal or any of its Restricted Subsidiaries.

“Guarantee” means the Guarantee by each Guarantor of National Coal’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means the businesses engaged in by National Coal and its Subsidiaries on the date of the indenture as described in this Registration statement and businesses that are reasonably related, complementary or incidental thereto and reasonable extensions thereof including, without limitation, the acquisition and operation of railroad facilities primarily to support other businesses engaged in by National Coal on the date of the indenture.

“Permitted Holders” means (i) Jon E. Nix, (ii) the spouse, parents, siblings, descendants (including children or grandchildren by adoption) of Jon E. Nix or of such spouse or siblings, (iii) in the event of the incompetence or death of any of the Persons referred to in clauses (i) or (ii), such Person’s estate, executor, administrator, committee or other personal representative, in each case who at any particular date shall “beneficially own” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) or have the right to acquire directly or indirectly, Voting Stock of National Coal, (iv) any trusts or foundations created for the sole benefit of any of the Persons referred to in clauses (i) through (iii) above or any trust or foundation for the benefit of such trust or foundation, (v) any Person of which one or more of the Persons referred to in clauses (i) through (iv) above “beneficially owns” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) on a fully diluted basis all of the Voting Stock of such Person or is the sole trustee or general partner, or otherwise has the sole power to manage the business and affairs of such Person or (vi) any Affiliate of any of the Persons referred to in clauses (i) through (v) above, provided that in the case of this clause (vi), Jon E. Nix shall, in the aggregate with any such Affiliate, continue to “beneficially own” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) on a fully diluted basis at least the same percentage of the Voting Stock of National Coal as are owned by him on the date of the indenture).

“Permitted Investments” means:

(1) any Investment in National Coal or in a Restricted Subsidiary of National Coal that is a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by National Coal or any Restricted Subsidiary of National Coal in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of National Coal and a Guarantor; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its property and assets to, or is liquidated into, National Coal or a Restricted Subsidiary of National Coal that is a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of National Coal or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(6) Investments represented by Hedging Obligations;

(7) loans or advances to employees made in the ordinary course of business of National Coal or any Restricted Subsidiary of National Coal in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(8) certificates of deposit and similar instruments of Sevier County Bank held on the date of the indenture, or acquired after the date of the indenture with the net proceeds from the sale of the notes in an amount not to exceed $7.8 million, and used, in each case, by National Coal or any of its Subsidiaries for the sole purpose of enabling National Coal or any of its Subsidiaries to purchase or post reclamation, surety, or similar bonds, and any extensions or renewals thereof, provided that the aggregate amount of all such certificates of deposit or similar instruments shall not exceed the aggregate amount outstanding on the date of the indenture or so acquired with the net proceeds from the sale of the notes;

(9) certificates of deposit and similar instruments with maturities of thirty-six months or less from the date of acquisition with any lender party to a First Lien Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better which are used, in each case, by National Coal or any of its Subsidiaries for the sole purpose of enabling National Coal or any of its Subsidiaries to purchase or post reclamation, surety, or similar bonds, and any extensions or renewals thereof; and

(10) other Investments in any Person other than an Affiliate of National Coal having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding, not to exceed $2.5 million.

“Permitted Liens” means:

(1) Liens on property or assets of National Coal or any Guarantor securing Indebtedness and other Obligations under a First Lien Credit Facility that was incurred pursuant to clause (1) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto;

(2) Liens in favor of National Coal or the Guarantors;

(3) Liens on property or assets of a Person existing at the time such Person (x) is merged with or into or consolidated with National Coal or any Subsidiary of National Coal or (y) becomes a Subsidiary of National Coal; provided that such Liens do not extend to any property or assets other than those of the Person that is merged into or consolidated with National Coal or the Subsidiary or which becomes a Subsidiary of National Coal;

(4) Liens on property or assets (including Capital Stock) existing at the time of acquisition of the property by National Coal or any Subsidiary of National Coal; provided that (i) such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition and (ii) the Fair Market Value of the property or assets secured by such Liens does not exceed $5.0 million in the aggregate;

(5) Liens to secure the performance of tenders, bids, leases, statutory or regulatory obligations, reclamation, surety, appeal or similar bonds, government contracts, performance and return of money bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the property or assets acquired with or financed by such Indebtedness;

(7) Liens existing on the date of the indenture (other than any Liens (i) the Indebtedness with respect to which will be repaid with the net proceeds from the sale of the notes, including Liens pursuant to the Existing Credit Agreement), or (ii) expressly required to be waived, released or subordinated pursuant to the Security Documents) which Liens do not materially affect the Fair Market Value of the property or assets that are subject to such Liens and do not materially interfere with the intended use to be made of such property or assets by National Coal or any of its Subsidiaries, in the reasonable determination of the Majority Noteholders;

(8) Liens for taxes, assessments or other governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens imposed by statute, regulation or common law, such as carriers’, warehousemen’s, landlord’s, mechanics’, suppliers’, materialmens’ and repairmens’ Liens, in each case, incurred in the ordinary course of business;

(10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said real property or materially impair its use in the operation of the business of such Person;

(11) Liens created for the benefit of (or to secure) the notes (or the guarantees);

(12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property and assets thereof or proceeds or distributions in respect thereof);

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(14) Liens arising out of judgments or awards not resulting in an Event of Default and in respect to which National Coal or a Restricted Subsidiary shall in good faith be prosecuting an appeal or proceedings for review and in respect of which there shall be secured a subsisting stay of execution pending such appeal or proceedings; provided, that the aggregate amount of all such judgments or awards (and any cash and the Fair Market Value of any property encumbered by such Liens) does not exceed $5.0 million at any time outstanding;

(15) Liens securing reimbursement obligations with respect to letters of credit that encumber documents or other property relating to such letters of credit and the products and proceeds thereof;

(16) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within general parameters customary in the industry and incurred in the ordinary course of business, in each case relating to Hedging Obligations with respect to coal inventory and interest rates;

(17) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods; and

(18) Liens on Capital Stock of any Unrestricted Subsidiary.

“Permitted Refinancing Indebtedness” means any Indebtedness of National Coal or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of National Coal or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by National Coal or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Supermajority Noteholders” means holders of the notes constituting 66 2/3% of the the then outstanding aggregate principal amount of notes, excluding any notes held by National Coal or any of its Subsidiaries or Affiliates.

“Total Indebtedness” means, with respect to any specified Person, all Indebtedness of such Person, on a consolidated basis.

“Unrestricted Subsidiary” means any Subsidiary of National Coal that is designated by the Board of Directors of National Coal as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with National Coal or any Restricted Subsidiary of National Coal unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to National Coal or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of National Coal;

(3) is a Person with respect to which neither National Coal nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of National Coal or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors or comparable governing body of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary of National Coal all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person.

BOOK ENTRY; DELIVERY AND FORM

Except as set forth below, the new notes will initially be issued in the form of one or more fully registered notes in global form without coupons. Each global note shall be deposited with the trustee, as custodian for, and registered in the name of DTC or a nominee thereof. The old notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the global note may be transferred, in which but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

We expect that pursuant to procedures established by DTC

(a)	upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary, and

(b)	ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through:

•	records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC “participants” and

•	the records of participants with respect to interests of persons other than participants.

So long as DTC, or its nominee, is the registered owner or holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest (including additional interest) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in the Global Notes, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture. Consequently, the ability to transfer notes or to pledge notes as collateral will be limited to such extent.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated notes, which it will distribute to its participants.

DTC has advised the issuers as follows: DTC is

(1)	a limited-purpose trust company organized under the laws of the State of New York,

(2)	a member of the Federal Reserve System,

(3)	a “clearing corporation” within the meaning of the New York Uniform Commercial Code and

(4)	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic bookentry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, certificated notes will be issued in exchange for the global notes, which certificates will bear restrictive legends.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes, in the case of U.S. holders, the material U.S. federal income tax consequences and, in the case of, non-U.S. holders, the material U.S. federal income and estate tax consequences, of the exchange of notes for exchange notes, and the ownership and disposition of the exchange notes but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We have based this summary on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury Regulations promulgated or proposed thereunder, or the Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to different interpretation. This summary applies to you only if you are an initial purchaser of the notes who acquired the notes at their original issue price within the meaning of Section 1273 of the Code and holds the notes and exchange notes as capital assets. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. This summary does not discuss all of the aspects of U.S. federal income and estate taxation which may be relevant to investors in light of their particular investment or other circumstances. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company;

•	a broker or dealer in securities or foreign currency;

•	a U.S. person that has a functional currency other than the U.S. dollar;

•	a partnership or other flow-through entity;

•	a subchapter S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns the notes or exchange notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a person who has ceased to be a U.S. citizen or to be taxed as a resident alien; or

•	a person who holds the notes or exchange notes in connection with your employment or other performance of services.

In addition, the following summary does not address all possible tax consequences. In particular, except as specifically provided, it does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences. We have not sought a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. For all these reasons, we urge you to consult with your tax advisor about the U.S. federal income tax and other tax consequences of the exchange of notes for exchange notes and the ownership and disposition of the exchange notes.

INVESTORS IN THE NOTES AND THE EXCHANGE NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Offer

The exchange of a note for an exchange note pursuant to the exchange offer will not result in a taxable exchange to you. Accordingly, as a result of the exchange offer,

•	you will not recognize gain or loss upon receipt of an exchange note;

•	the adjusted tax basis of the exchange note you receive will be the same as your adjusted tax basis in the note exchanged therefor;

•	the holding period of the exchange note you receive will include your holding period of the note exchanged therefor; and

•	for the purpose of applying the OID rules, described below, the issue price and yield to maturity of an exchange note will be the same as the issue price and comparable yield in the note exchanged therefor.

The exchange offer will have no U.S. federal income tax consequences for you if you do not participate in the exchange offer.

U.S. Holders

As explained below, the U.S. federal income tax consequences of owning and disposing of the exchange notes depend on whether or not you are a U.S. Holder. For purposes of this summary, you are a U.S. Holder if you are beneficial owner of the exchange notes and for U.S. federal income tax purposes are:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

•	and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty.

If a partnership holds the exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

Payment of Interest. All of the exchange notes bear interest at a stated fixed rate. You generally must include this stated interest in your gross income as ordinary interest income:

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes;

Original Issue Discount. The notes were issued with OID. Thus, in addition to payments of cash interest described above, all U.S. holders, regardless of their method of accounting for tax purposes, will generally be required to include OID in income as it accrues before the receipt of cash attributable to such income. OID generally will be treated as interest income to the U.S. holder and, as discussed below, will accrue on a constant yield-to-maturity basis over the life of the notes and exchange notes.

The amount of OID with respect to an exchange note is an amount equal to the excess of the stated redemption price at maturity of such exchange note over the issue price of such exchange note. The stated redemption price at maturity of each exchange note equals the sum of all payments required to be made on the exchange note through maturity, excluding payments of cash interest.

The issue price of an exchange note is equal to the first price at which a substantial amount of the notes were sold to the public. For this purpose, the issue price of a note is equal to the portion of the price paid for a Unit that is allocable, under applicable U.S. Treasury Regulations, to the note. Accordingly, we intend to take the position that the issue price of a note for purposes of calculating OID is $928.89 per $1,000 face amount of a note. Our determination of the issue price of a note is not binding on the IRS, and there can be no assurance that the IRS will respect such determination. If the IRS were to assert successfully that the issue price of a note was different than our determination, then the amount and timing of accruals of OID and income of a U.S. holder with respect to a note (and an exchange note) could be adversely affected.

Taxation of OID. The amount of OID accruing to a U.S. holder with respect to any exchange note will be the sum of the “daily portions” of OID with respect to such exchange note for each day during the taxable year in which such U.S. holder owns such exchange note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. An accrual period may be of any length and may vary in length over the term of an exchange note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or on the first day of an accrual period.

The amount of OID allocable to any accrual period with respect to an exchange note will be equal to the difference between (x) the product of (1) the “adjusted issue price” of such exchange note at the beginning of that accrual period and (2) the yield to maturity of such exchange note (taking into account the length of the accrual period) and (y) the cash interest allocable to the accrual period. OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The adjusted issue price of a note on the date it was issued was equal to its issue price. The adjusted issue price at the beginning of any subsequent accrual period will be equal to the adjusted issue price at the beginning of the preceding accrual period, increased by the amount of OID accrued during the preceding accrual period and included in the gross income of any holder, and decreased by any payments made on the exchange note during the preceding accrual period. Under this method of accrual of OID, a U.S. holder will be required to include increasingly greater amounts of OID in income for each successive accrual period.

In certain circumstances, we may be obligated to pay you amounts in excess of stated interest or principal on the exchange notes. For example, in certain circumstances we will be able to call the exchange notes for redemption at a price that may include an additional amount in excess of the principal amount of the exchange notes. We intend to take the position that the likelihood of a redemption of the exchange notes is remote and do not intend to treat the possibility of any premium payable on a redemption as affecting the yield to maturity of any exchange notes. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. In the event a contingency occurs, it could affect the amount and timing of the income that you must recognize. If we pay additional interest, you will be required to recognize additional income. If we pay a premium, the premium could be treated as capital gain under the rules described under “—Sale, Exchange or Redemption of Exchange Notes.” If we fail to satisfy the registration agreement or if we voluntarily redeem the exchange notes, you should consult your tax advisor regarding the appropriate treatment of any additional interest or premium you receive.

Sale, Exchange or Redemption of Exchange Notes. You generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the exchange notes measured by the difference between (i) the amount of cash proceeds and the fair market value of any property you receive (except to the extent attributable to accrued interest income not previously included in income, which will generally be taxable as ordinary income, or attributable to accrued interest previously included in income, which amount may be received without generating further income), and (ii) your adjusted tax basis in the exchange notes. Your adjusted tax basis in an exchange note generally will be your cost of the exchange note, increased by the amount of OID previously included in income by you with respect to the note (or exchange note acquired therefor) through the date of sale, exchange or retirement, and decreased by the amount of all prior payments received with respect to the exchange note, other than payments of cash interest. Gain or loss on the disposition of exchange notes will generally be capital gain or loss and will be long-term gain or loss if the exchange notes have been held for more than one year at the time of such disposition. In general, for individuals, long-term capital gains are taxed at a maximum rate of 15% for exchanges occurring prior to January 1, 2009 (and 20% for exchanges occurring on or after such date) and short-term capital gains are taxed at a maximum rate of 35% (although without further congressional action, this rate will increase to 39.6% in 2011). The deductibility of capital losses is subject to limitations. You should consult your tax advisor regarding the treatment of capital gains and losses.

Information Reporting and Backup Withholding Tax. In general, information reporting requirements will apply to payments to certain noncorporate U.S. Holders of principal and interest on a exchange note and the proceeds of the sale of a exchange note. If you are a U.S. Holder, you may be subject to backup withholding when you receive interest with respect to the exchange notes, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the exchange notes. The backup withholding rate currently is 28%; without congressional return, this rate will increase to 31% in 2011. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

•	your correct taxpayer identification number; and

•	a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS in a timely manner.

Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

We will report to the U.S. Holders of exchange notes and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

As used herein, the term, “Non-U.S. Holder” means any beneficial owner of a exchange note that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

Payment of Interest. Generally, subject to the discussion of backup withholding below, if you are a Non-U.S. Holder, interest income (including OID) that is not effectively connected with the conduct of a U.S. trade or business will not be subject to a U.S. withholding tax under the “portfolio interest exemption” provided that:

•	you do not actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	you are not a controlled foreign corporation related to us actually or constructively through stock ownership;

•	you are not a bank which acquired the exchange notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) you provide a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to your Non- U.S. Holder status, or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

Treasury regulations provide alternative methods for satisfying the certification requirement described in the paragraph above. These regulations may require a Non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. taxpayer identification number.

Interest (including OID) on exchange notes not exempted from U.S. withholding tax as described above and not effectively connected with the conduct of a U.S. trade or business generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax. We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to, each Non-U.S. Holder.

Except to the extent that an applicable treaty otherwise provides, generally you will be taxed in the same manner for U.S. Federal Income tax purposes, as a U.S. Holder with respect to interest if the interest income is effectively connected with your conduct of a U.S. trade or business. If you are a corporate Non-U.S. Holder, you may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if you deliver proper documentation.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI, respectively. Under the Treasury Regulations, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided in the Treasury Regulations for payments through qualified intermediaries. Prospective investors should consult their tax advisors regarding the effect, if any, of the Treasury Regulations.

Sale, Exchange or Redemption of Exchange Notes. If you are a Non-U.S. Holder of a exchange note, generally you will not be subject to the U.S. federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the exchange note, unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business;

•	you are an individual and are present in the United States for a period or periods aggregating 183 days or more during taxable year (as determined under the Internal Revenue Code) of the disposition and certain other conditions are met; or

•	you are subject to tax pursuant to the provisions of the Code applicable to certain U.S. expatriates.

Death of a Non-U.S. Holder. If you are an individual Non-U.S. Holder and you hold a exchange note at the time of your death, it will not be includable in your gross estate for U.S. estate tax purposes, provided that you do not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such exchange note would not have been effectively connected with your conduct of a trade or business within the United States.

Information Reporting and Backup Withholding Tax. If you are a Non-U.S. Holder, U.S. information reporting requirements and backup withholding tax will not apply to payments of interest on a exchange note if you provide the statement described under the heading “—Non-U.S. Holders—Payment of Interest,” provided that the payor does not have actual knowledge that you are a U.S. person.

Information reporting will not apply to any payment of the proceeds of the sale of a exchange note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury Regulations), unless such broker:

(i)	is a U.S. person;

(ii)	is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

(iii)	is a controlled foreign corporation for U.S. federal income tax purposes; or

(iv)	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (i), (ii), (iii) or (iv) of the preceding sentence will be subject to information reporting requirements unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you otherwise establish an exemption. However, under such circumstances, Treasury Regulations provide that such payments are not subject to backup withholding. Payment of the proceeds of any such sale to or through the U.S. office of a broker is subject to information reporting and backup withholding requirements, unless you provide the statement described under the heading “—Non-U.S. Holders—Payment of Interest” or otherwise establish an exemption.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account as a result of market-making activities or other trading activities in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.

We will receive no proceeds in connection with the exchange offer or any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes; or

•	a combination of these methods of resale,

at market prices prevailing at the time of resale, at prices related to prevailing market prices, or at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from the broker-dealers or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The consolidated financial statements of National Coal Corp. as of December 31, 2005 and December 31, 2004, and for the twelve month periods then ended and the eleven month period ended December 31, 2003, which are included in this registration statement have been audited by Gordon, Hughes & Banks, LLP, independent registered public accountants, as stated in their report appearing herein.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon on our behalf by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement contains summaries and other information that we believe are accurate as of the date hereof with respect to specific terms of specific documents, but we refer to the actual documents (copies of which will be made to prospective purchasers upon request to us) for complete information with respect to those documents. Statements contained in this registration statement as to the contents of any contract or other document referred to in this registration statement do not purport to be complete. Where reference is made to the particular provisions of a contract or other document, the provisions are qualified in all respects by reference to all of the provisions of the contract or other document. Industry and company data are approximate and reflect rounding in certain cases.

This registration statement contains summaries of certain agreements that we have entered into or will enter into in connection with the transactions described herein, such as the indenture, the registration rights agreement, agreements documenting our new revolving credit facility and the agreements described under “Certain Relationships and Related Party Transactions.” The descriptions contained in this registration statement of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us. Written requests may be sent to us at 8915 George Williams Road, Knoxville, Tennessee 37923, and oral requests may be made by calling us at (865) 690-6900.

We file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

100 F Street NE, Room 1580

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street NE, Room 1580, Washington, D. C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like National Coal, who file electronically with the SEC. The address of the site is http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

National Coal Corp.

Knoxville, Tennessee

We have audited the consolidated balance sheets of National Coal Corp. (the “Company,” a Florida corporation) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the years ended December 31, 2005 and 2004, and the eleven month period from its inception (January 30, 2003) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Coal Corp. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and the eleven month period from its inception to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Gordon, Hughes & Banks, LLP

Golden, Colorado

February 17, 2006

NATIONAL COAL CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
Assets
Current assets
Cash and cash equivalents	$25,434,988	$303,673
Accounts receivable	2,929,735	2,091,698
Inventory	360,614	264,873
Other current assets	274,591	230,735

Total current assets	28,999,928	2,890,980

Property, plant, equipment and mine development, net	50,901,681	35,908,909

Deferred financing costs	2,958,666	782,500
Restricted cash	6,625,267	4,574,625
Other non-current assets	921,876	393,500

Total assets	$90,407,418	$44,550,513

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	3,319,175	329,511
Current installments of obligations under capital leases	958,907	2,350,566
Accounts payable and accrued expenses	6,390,626	4,131,596

Total current liabilities	10,668,708	6,811,673

Long-term debt, less current maturities, net of discount	54,541,225	15,203,397
Obligations under capital leases, excluding current installments	1,196,143	1,840,658
Asset retirement obligations	7,228,232	2,093,759
Other noncurrent liabilities	156,776	—

Total liabilities	73,791,084	25,949,487

Commitments and contingencies (Note 15)

Stockholders’ equity
Series A convertible preferred stock, $0.0001 par value; 1,611 shares authorized; 1,333.44 and 1,456.67 shares issued and outstanding at December 31, 2005 and 2004, respectively	—	—
Common stock, $0.0001 par value, 80 million shares authorized; 13,977,217 and 13,391,344 shares issued and outstanding at December 31, 2005 and 2004, respectively	1,398	1,300
Additional paid-in-capital	37,168,122	32,361,740
Accumulated deficit	(20,553,186)	(13,762,015)

Total stockholders’ equity	16,616,334	18,601,026

Total liabilities and stockholders’ equity	$90,407,418	$44,550,513

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL COAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended December 31, 2005	Twelve Months Ended December 31, 2004	Eleven Months Ended December 31, 2003
Revenues
Coal sales	$65,258,071	$16,871,346	$1,012,520
Other revenues	614,563	127,567	178,123

Total revenues	65,872,634	16,998,912	1,190,643

Expenses
Cost of sales	51,115,116	16,322,632	1,737,937
Depreciation, depletion, and amortization	10,107,723	2,473,369	617,155
General and administrative	7,213,346	5,242,437	1,871,414

Total operating expenses	68,436,185	24,038,438	4,226,506

Operating loss	(2,563,551)	(7,039,526)	(3,035,863)

Other income (expense)
Interest income (expense)	(3,966,715)	(3,348,922)	75,437
Other income (expense), net	(260,905)	(40,682)	(372,459)

Total other income (expense)	(4,227,620)	(3,389,604)	(297,022)

Net (loss)	(6,791,171)	(10,429,130)	(3,332,885)
Preferred stock dividend	(1,124,650)	(18,893,509)	—

Net (loss) attributable to common shareholders	$(7,915,821)	$(29,322,639)	$(3,332,885)

Basic net (loss) per common share	$(0.58)	$(2.60)	$(0.36)

Diluted net (loss) per common share	$(0.58)	$(2.60)	$(0.36)

Weighted average common shares	13,712,813	11,261,800	9,137,630

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL COAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2005	Year Ended December 31, 2004	Eleven Months Ended December 31, 2003
Cash Flows from Operating Activities
Net (loss)	$(6,791,171)	$(10,429,130)	$(3,332,885)
Adjustments to reconcile net (loss) to net cash provided by operating activities
Depreciation, depletion, accretion and amortization	10,107,723	2,261,379	617,155
Loss on disposal of assets	29,991	—	—
Loss on extinguishment of debt	406,666	—	—
Gain on extinguishment of debt	(348,286)
Beneficial conversion feature recorded as interest expense	—	1,700,000	—
Issuance of stock/warrants in lieu of payment	—	440,647	153,500
Stock option expense	812,733	903,375	—
Non-cash compensation	—	—	191,000
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(838,037)	(1,899,407)	(19,327)
(Increase) in inventory	(95,741)	(119,010)	(145,863)
(Increase) in prepaid and other	(388,232)	(233,502)	(15,197)
Increase in accounts payable and accrued	2,259,030	3,299,551	831,158
Increase (decrease) in deferred revenue	—	(179,050)	179,050
Increase in other liabilities	156,776	—	—
Settlement of asset retirement obligations	(349,950)	(87,090)	—

Net cash flows provided by (used in) operating activities	4,961,502	(4,342,237)	(1,541,409)

Cash Flows from Investing Activities
Capital expenditures	(19,270,230)	(28,600,061)	(1,733,379)
(Increase) in restricted cash	(2,050,642)	(4,317,125)	(257,500)
Deposits and prepaid royalties	(184,000)	(548,500)	—

Net cash flows (used in) investing activities	(21,504,872)	(33,465,686)	(1,990,879)

Cash Flows from Financing Activities
Proceeds from issuance of stock	98	16,616,317	287,500
Proceeds from exercise of warrants and options	792,779	1,109,001	—
Proceeds from issuance of notes	70,322,343	26,242,894	3,662,591
Proceeds from capital leases	2,729,366	—	—
Repayments of notes payable	(23,388,017)	(3,255,301)	(226,500)
Repayments of capital leases	(4,765,540)	(735,657)	(317,112)
Deferred financing costs	(2,958,666)	(1,025,424)	(412,235)
Dividends paid	(1,057,678)	(281,117)	—
Proceeds from (payment of) related party debt	—	(560,000)	560,000
Repurchase and cancellation of common stock	—	—	(21,073)

Net cash flows provided by financing activities	41,674,685	38,110,713	3,533,171

Net Increase in Cash	25,131,315	302,790	883
Cash and Cash Equivalents at Beginning of Period	303,673	883	—

Cash and Cash Equivalents at End of Period	$25,434,988	$303,673	$883

Supplemental Cash Flow Information
Cash paid during the period for interest	$2,825,233	$1,190,735	$270,862
Non-cash investing and financing:
Issuance of stock for goods and services	$—	$577,573	$—
Conversion of debt	—	12,983,216	—
Conversion of preferred dividends	18,198	—	—
Beneficial conversion feature	66,972	18,612,392	—
Constructive dividends	(66,972)	(18,612,392)	—
Issuance of warrants	4,258,548	48,760	—

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL COAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Inception, January 30, 2003	—	$—	—	$—	$—	$—	$—
Reorganization April 2003
Net liabilities of the Company	—	—	471,844	47	177,176	(191,235)	(14,012)
Issuance of shares to NCC (TN) shareholders for cash ($17,500) and services ($153,500)	—	—	8,549,975	855	(21,090)	191,235	171,000
Sale of stock for cash	—	—	337,500	34	269,966	—	270,000
Repurchase and cancellation	—	—	(105,363)	(10)	(21,062)	—	(21,072)
Net (loss)	—	—	—	—	—	(3,332,885)	(3,332,885)

Balance, December 31, 2003	—	—	9,253,956	926	404,990	(3,332,885)	(2,926,969)
Conversion of notes payable and accrued interest	—	—	1,769,897	177	3,558,039	—	3,558,216
Private placement of common stock	—	—	1,250,000	125	2,749,875	—	2,750,000
Issuance for accrued officer salary	—	—	41,958	4	226,569	—	226,573
Issuance to acquire land	—	—	75,000	7	350,993	—	351,000
Exercise of warrants	—	—	867,200	48	1,108,953	—	1,109,001
Sale of preferred stock	995.00	—	—	—	14,925,000	—	14,925,000
Conversion of debt	515.00	—	—	—	7,725,000	—	7,725,000
Preferred stock issuance costs	—	—	—	—	(1,058,683)	—	(1,058,683)
Conversion of preferred stock	(53.33)	—	133,333	13	(13)	—	—
Employee option expense	—	—	—	—	903,375	—	903,375
Issuance of warrants for services	—	—	—	—	48,760	—	48,760
Beneficial conversion debt discount	—	—	—	—	1,700,000	—	1,700,000
Beneficial conversion features	—	—	—	—	18,612,392	—	18,612,392
Constructive dividends	—	—	—	—	(18,612,392)	—	(18,612,392)
Preferred stock dividends	—	—	—	—	(281,117)	—	(281,117)
Net (loss)	—	—	—	—	—	(10,429,130)	(10,429,130)

Balance, December 31, 2004	1,456.67	—	13,391,344	1,300	32,361,741	(13,762,015)	18,601,026
Exercise of warrants	16.21	—	—	—	243,600	—	243,600
Conversion of preferred stock	(139.44)	—	349,429	75	(75)	—	—
Conversion of preferred dividends	—	—	2,204	—	18,198	—	18,198
Beneficial conversion feature	—	—	—	—	66,972	—	66,972
Constructive dividend	—	—	—	—	(66,972)	—	(66,972)
Preferred stock dividends	—	—	—	—	(1,057,678)	—	(1,057,678)
Exercise of employee options	—	—	234,240	23	531,055	—	531,078
Employee option expense	—	—	—	—	812,733	—	812,733
Issuance of warrants	—	—	—	—	4,258,548	—	4,258,548
Net (loss)	—	—	—	—	—	(6,791,171)	(6,791,171)

Balance, December 31, 2005	1,333.44	$—	13,977,217	$1,398	$37,168,122	$(20,553,186)	$16,616,334

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business Overview

National Coal Corp. (the “Company”) principally engages in the business of mining high quality bituminous steam coal in East Tennessee and Southeastern Kentucky. Its customers are electric utilities and industrial concerns in the surrounding states.

The Company owns the coal mineral rights to approximately seventy-four thousand six hundred (74,600) acres of land and leases the rights to approximately forty thousand nine hundred (40,900) additional acres. Currently active mining complexes include three underground mines, two surface mines, and one highwall mine. Active support facilities include two preparation plants and two train loading facilities.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements reflect the Company’s financial position and results of operations on a consolidated basis. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the reported amounts and related disclosures of assets, liabilities, revenues, and expenses at the date of the financial statements and for the periods then ended. On an on-going basis, management evaluates the estimates used, including those related to workers’ compensation, reclamation and mine closure obligations, coal reserve values, income taxes, and contingencies. Estimates are based on historical experience, actuarial estimates, current conditions, and various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with maturities of three months or less when acquired.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Customers are primarily quasi-governmental agencies. As a result, the Company has not experienced any instances of non-payment and does not currently maintain an allowance for doubtful accounts. Management monitors customers closely and will record an allowance if trade account balances become potentially uncollectible.

Inventory

Inventory includes mined coal available for delivery to customers, mined coal which has not yet been processed through a wash plant, and purchased coal. Mined coal inventory is valued at the lower of average cost or net realizable value. Coal inventory costs include labor, fuel, equipment costs, and operating overhead. Coal is classified as inventory at the point it is extracted. Purchased coal inventory is valued at the lower of cost or net realizable value.

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Property, Plant, Equipment and Mine Development

Property and equipment are stated at cost. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred. Plant and equipment are depreciated using the straight-line method over the estimated useful lives of assets which generally range from seven to thirty years for building and plant and one to five years for equipment. On sale or retirement, asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income.

Leasing is used for certain capital additions when considered cost effective relative to other capital sources. All leases with an initial term greater than one year are accounted for under SFAS No. 13, Accounting for Leases. These leases are classified as either capital or operating as appropriate. Leased equipment meeting the capital lease criteria of SFAS No. 13 is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term.

The Company periodically reviews the estimated useful lives of its fixed assets. During the second quarter of 2005, this review indicated that the estimated useful lives for certain asset categories were generally determined to be less than those employed in calculating depreciation expense. As a result, the Company revised the estimated useful lives of mining equipment as of the beginning of the second quarter. The effect of this revision was to increase depreciation expense and the net loss by approximately $3,600,000 or approximately ($0.26) per share for the year ended December 31, 2005.

Reserves and mine development costs are recorded at cost or at fair value in the case of acquired businesses. The Company’s coal reserves are controlled either through direct ownership or through leasing arrangements which generally last until the recoverable reserves are depleted. Depletion of reserves and amortization of mine development costs is computed using the units-of-production method over the estimated recoverable tons. Costs related to locating coal deposits and determining the extractive feasibility of such deposits are expensed as incurred.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If impairment indicators are present and the future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value.

Deferred Financing Costs

The Company had deferred financing costs of approximately $2,959,000 and approximately $782,000 at December 31, 2005 and 2004, respectively. Deferred financing costs represent capitalized expenses associated with the issuance of debt. Deferred financing costs are amortized by the interest method over the life the associated debt. The Company recorded approximately $381,000 and $243,000 of amortization related to deferred financing costs in 2005 and 2004, respectively.

Restricted Cash

Restricted cash at December 31, 2005 represents approximately $6,143,000 in certificates of deposit supporting irrevocable letters of credit written in favor of the U.S. Department of the Interior, Office of Surface Mining (the “OSM”) for reclamation bonds, approximately $257,000 on deposit directly with the OSM, and approximately $225,000 in utility and performance bonds. Restricted cash at December 31, 2004 represents approximately $4,270,000 in certificates of deposit supporting irrevocable letters of credit written in favor of the OSM for reclamation bonds, approximately $257,000 on deposit directly with the OSM, and approximately $48,000 in utility bonds.

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Prepaid Mining Royalties

Coal leases requiring minimum or advance payments are deferred and charged to cost of sales as coal is extracted. The Company had prepaid royalties of approximately $208,000 and $392,000 at December 31, 2005, and 2004, respectively, included in other non-current assets.

Reclamation and Asset Retirement Obligations

The Surface Mining Control and Reclamation Act of 1977 and similar state statutes require mine properties to be restored in accordance with specified standards. Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”) requires recognition of an asset retirement obligation (“ARO”) for eventual reclamation of disturbed acreage remaining after mining has been completed. The Company records its reclamation obligations based upon permit requirements as determined by the OSM. A liability is recorded for the estimated future cost that a third party would incur to perform the required reclamation and mine closure discounted at the Company’s credit-adjusted risk-free rate. A corresponding increase in the asset carrying value of coal and mineral rights is also recorded. The ARO asset is amortized on the units-of-production method over the estimated recoverable reserves and the ARO liability is accreted to the expected reclamation date at the Company’s credit-adjusted risk-free rate.

Stock-based Compensation

The Company accounts for stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, which requires that compensation expense be recognized for stock options with an exercise price that is less than the market value of the underlying common stock on the date of grant. The Company has implemented the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS No. 123”) which requires the pro forma disclosure of net income and earnings per share as if the fair value based accounting method had been used to account for stock-based compensation cost.

Compensation costs recorded in relation to the issuance of 1,237,500 options granted to directors and officers in March 2004 with an exercise price less than the market value of the Company’s stock on the date of grant were approximately $813,000 and $903,000 for 2005 and 2004, respectively.

If the Company had adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, compensation costs which would have been recognized and pro forma net income and earning per share for the periods ending December 31 would have been as follows:

	2005	2004	2003
Net income (loss) attributable to common shareholders, as reported	$(7,915,821)	$(29,322,639)	$(3,332,885)
Add: Stock-based compensation expense recognized under the intrinsic method	812,733	903,000	—
Deduct: Total stock-based compensation expense for stock options determined under the Black-Scholes option pricing model	(1,564,371)	(1,283,927)	—

Pro forma net income (loss)	$(8,667,459)	$(29,703,566)	$(3,332,885)

Income (loss) per share:
Basic—as reported	$(0.58)	$(2.60)	$(0.36)
Basic—pro forma	$(0.63)	$(2.64)	$(0.36)
Diluted—as reported	$(0.58)	$(2.60)	$(0.36)
Diluted—pro forma	$(0.63)	$(2.64)	$(0.36)

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Workers’ Compensation

The Company provides for income replacement and medical treatment for work related injury and occupational disease resulting from coal workers’ pneumoconiosis (Black Lung Disease), as required by federal and state law, through insurance policies with high deductibles. Loss funding provisions for deductibles are based on determinations by independent actuaries or claims administrators.

Revenue Recognition

The Company recognizes revenue when title and risk of loss pass to the customer. This generally occurs when coal is loaded onto trains at one of our loading facilities. In most cases, the Company negotiates a specific sales contract with each customer, which specifies a fixed price per ton, premiums and penalties for quality variances, a delivery schedule, and payment terms. Contracts range in duration from one to three years.

Revenue is also earned from charging tippling fees to other coal producers to use the Company’s loading facilities in Kentucky and from royalties based on coal mined by lessees.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with FASB Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which revised ARB No.43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2005), Share-Based Payment, (“SFAS No. 123(R)”) which amends FASB Statement Nos. 123 and 95. SFAS No. 123(R) requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value and is effective for interim or annual periods beginning after December 15, 2005. The Company will adopt this standard effective January 1, 2006 and will elect the modified prospective

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

application transition method. Under the modified prospective application transition method, awards that are granted, modified, repurchased, or cancelled after the date of adoption should be measured and accounted for in accordance with the provisions of SFAS No. 123(R). Awards granted prior to the effective date should continue to be accounted for in accordance with the provisions of SFAS No. 123 with the exception that compensation expense related to unvested options must be recognized in the income statement based on the fair value of the options on the date of grant. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company expects adoption of the standard to reduce fiscal 2006 net income by an amount consistent with amounts shown in pro forma disclosures at Note 15, Stock-Based Compensation Plans.

In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. A conditional asset retirement obligation is defined as a legal obligation to perform asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Adoption of FIN 47 by the Company will not result in a change to current practice.

At its March 30, 2005 meeting, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” Issue No. 04-6 requires that the costs of removing overburden and waste materials to access mineral deposits during the production phase of a mine, commonly referred to as stripping costs, be included in the costs of the inventory produced. EITF Issue No. 04-6 is effective for the first fiscal period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company has elected to adopt the Issue effective January 1, 2006. Management believes this EITF will have no impact on the financial statements of the Company once adopted.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3, which changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects or the cumulative effect of change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in the income statement. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

Property, Plant, Equipment and Mine Development

Property, plant, equipment and mine development at December 31 is as follows:

	2005	2004
Furniture and office equipment	$220,663	$123,991
Mining equipment and vehicles	36,509,990	16,935,087
Land and buildings	6,721,858	6,650,285
Mine development	18,311,553	14,047,227

Total property, plant, equipment and mine development	61,764,064	37,756,590
Less accumulated depreciation, depletion and amortization	(10,862,383)	(1,847,681)

Property, plant, equipment and mine development, net	$50,901,681	$35,908,909

Depreciation, depletion and amortization expense for the years ended December 31, 2005 and 2004, was approximately $10,108,000 and $2,473,000, respectively.

Mining equipment includes approximately $11,440,000 and $4,470,000 of gross assets under capital leases at December 31, 2005 and 2004, respectively.

Other Non-current Assets

Other non-current assets at December 31 include:

	2005	2004
Deposits and prepaid royalties	$225,820	$393,500
Workers’ compensation loss fund	696,056	—

Total other non-current assets	$921,876	393,500

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31 are as follows:

	2005	2004
Accounts payable	$4,409,005	$3,029,298
Accrued payroll and related taxes	383,642	272,269
Accrued interest	47,466	—
Accrued insurance premiums	789,810	475,826
Royalty obligations	204,433	54,203
Accrued federal, state and local taxes	556,270	300,000

Total accounts payable and accrued expenses	$6,390,626	$4,131,596

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Debt and Financing Arrangements

Senior Secured Promissory Notes and Warrants

In April and May 2004, the Company sold one-year promissory notes in the aggregate principal amount of $7.5 million with three-year warrants to purchase up to an aggregate of 625,000 shares of its common stock at an exercise price of $4.00 per share. The Company sold these securities to institutional investors and individual accredited investors, with the largest investor being Crestview Capital Master, LLC, for aggregate proceeds of $7.5 million. In August 2004, certain holders of this debt agreed to cancel $4.725 million of principle in exchange for the Company’s Series A convertible preferred stock, and the Company repaid the remaining $2.775 million from the proceeds raised pursuant to the issuance of additional shares of Series A convertible preferred stock and retired the debt.

Convertible Promissory Notes

On August 31, 2004, the Company issued $3,000,000 of convertible promissory notes to Crestview Capital Master, LLC, an entity controlled by Crestview Capital Funds and SDS Capital Group SPC, Ltd. Prior to maturity, the promissory notes may be converted into units consisting of the Company’s Series A convertible preferred stock and common stock purchase warrants at a price of $15,000 per unit. Each unit consists of one share of Series A convertible preferred stock and two-year warrants to purchase up to 500 shares of common stock at an exercise price of $8.40 per share. In December 2004, both Crestview and SDS exercised their rights and converted their respective promissory notes into units of the Series A convertible preferred stock and common stock purchase warrants. On August 31, 2004, the closing price of the Company’s common stock on the NASDAQ Over-the-Counter Bulletin Board exceeded the $6.00 per share common stock conversion price of the promissory notes. Accordingly, the Company recorded a beneficial conversion debt discount of $1.7 million for the issuance of the debt below fair value and commenced amortization over the nine-month term of the notes. The amortization of the debt discount is recorded as interest expense. When the $3.0 million debt was converted to preferred stock in December 2004, the Company expensed the remaining discount, thus recognizing a total of $1.7 million of non-cash interest expense during 2004.

Senior Secured Credit Facility

On November 26, 2004, the Company’s Tennessee subsidiary, National Coal Corporation, in connection with its acquisition of assets from Appalachian Fuels, LLC, entered into a credit agreement with D. B. Zwirn Special Opportunities Fund, L.P., as Lender and administrative agent for the Lenders. The Company and its former subsidiary, NC Transportation, Inc., a wholly-owned subsidiary of the Tennessee corporation, guaranteed the obligations of National Coal Corporation under the credit agreement. The credit agreement provides for an initial credit facility of $15 million with a subsequent additional credit facility not to exceed $6 million. The Company exercised its right to borrow $15 million on November 29, 2004, the proceeds of which were used to pay the remaining $12,250,000 of acquisition costs related to the acquisition of assets of Appalachian Fuels, LLC, pay transaction costs with respect to the closing of the credit facility and asset purchase, and fund working capital. The Company borrowed an additional $1.4 million in January 2005 to fund its acquisition of mining equipment. Borrowings under the credit agreement bear interest at the prime rate plus 5.75%. On December 29, 2005, we repaid and terminated this credit facility resulting in the write-off of approximately $407,000 of remaining deferred financing costs.

Bank Loan

In July 2004, the Company borrowed approximately $663,300 on a 24-month term and an interest rate of 7.25% from a local bank. Proceeds from the loan were used to purchase mining and other vehicles. The remaining principal balance of the loan was repaid on December 29, 2005.

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Note Payable

In January 2005, the Company signed an agreement committing the Company to the purchase of a highwall miner for a total purchase price of approximately $5,500,000, and paid a $500,000 deposit toward that purchase commitment. In March 2005, the Company borrowed approximately $5,140,000 pursuant to certain note and warrant purchase agreements and completed the purchase of this mining equipment. The Company issued notes in the aggregate principal amount of approximately $5,140,000 to three purchasers, including Crestview Capital Master, LLC. The notes had an original maturity date of August 10, 2005, were secured by the highwall miner, and have an interest rate of eighteen percent (18%). The Company paid an origination fee of approximately $200,000 upon the execution of the loan document. The note purchasers were also issued five-year common stock purchase warrants to purchase up to 140,000 shares of the Company’s common stock at an exercise price per share of $8.50. The notes were repaid on December 29, 2005.

Installment Purchase Obligations

In August 2005, the Company’s wholly-owned subsidiary, National Coal Corporation, entered into installment sale contracts with an equipment manufacturer, effective in July 2005, pursuant to which National Coal Corporation purchased, and financed or refinanced, certain equipment used in its coal mining operations. Pursuant to the installment sale contracts, the Company financed or refinanced approximately $7.3 million in equipment at the following rates with respect to the following amounts:

Annual Percentage Rate	Financed Amount
5.22%	$879,010
6.11%	4,967,673
7.65%	870,967

Total	$6,717,650

The total $6,717,650 principal balance of these contracts includes refinancing obligations previously under capital leases of approximately $2,937,000 at June 30, 2005 representing gross assets of approximately $4,372,000. This resulted in the recognition of a gain of approximately $328,000. The remaining $3,781,000 is related to the purchase of equipment formerly under operating lease and new equipment. The installment sale contracts require monthly payments of principal and interest through January 14, 2008. The obligations under the installment sale contracts are secured by the equipment purchased.

Equipment Notes

In November 2005, the Company purchased mining equipment to be used in the Company’s Kentucky operations from two former contract mining companies for approximately $1,775,000. The Company financed the purchase with a $400,000, four month, non-interest bearing note payable to one of the mining companies and a $1,300,000, twenty-four month note at the prime rate plus 1%. Both notes are secured by the purchased equipment. The $400,000 note was repaid early in January 2006 at a $20,000 discount from the then outstanding obligation of $300,000.

10.5% Senior Secured Notes Due 2010

On December 29, 2005, the Company issued $55,000,000 of 10.5% Senior Secured Notes. The issue consisted of 55,000 units due 2010 and 55,000 warrants to purchase a total of 1,732,632 shares of the Company’s common stock. Each Unit consists of one $1,000 principal amount note and one warrant, which entitles the

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

holder to purchase 31.5024 shares of Company’s common stock at an exercise price of $8.50 per share, subject to adjustment. The warrants are subject to mandatory conversion if the price the Company’s common stock remains above $12.50 for more than thirty days. The warrants will be exercisable at any time on or after their first anniversary date and will expire on December 15, 2010. The estimated fair value of the warrants, determined using the Black-Scholes model, was approximately $3,911,000. Net proceeds from this sale were approximately $52,100,000. The Company immediately used approximately $22,100,000 of the proceeds to repay existing indebtedness. The remaining proceeds will be used to collateralize reclamation bonds for new mining operations and for equipment acquisitions.

The indenture allows the Company to incur a first lien credit facility in the amount of $10.0 million but restricts the Company from further indebtedness unless certain fixed charge coverage ratios are maintained on a pro forma basis. To incur additional indebtedness, the Company must maintain a fixed charge coverage ratio of 2.0 to 1 for the first year of the notes, 2.25 to 1 for the second year, and 2.5 to 1 for the remaining term of the notes. The indenture also restricts payment of dividends on the Company’s common stock.

In connection with the December 29, 2005 issuance of notes, the Company entered into a separate registration rights agreement with the purchasers. Pursuant to the separate registration rights agreement, the Company agreed to file an exchange offer registration statement registering the resale by the purchasers of all of the notes and attached warrants. If the exchange offer registration statement is not declared effective within 240 days of the issue date of the notes, the Company must pay each of the purchasers additional cash interest at the rate of 0.25% per annum for each ninety day period following default up to a maximum of 1.00% per annum. Pursuant to the separate registration rights agreement, the Company intends to file registration statements with the Securities and Exchange Commission in April 2006.

The following table summarizes debt obligations of the Company, excluding capital leases, at December 31:

	2005	2004
10.5% Notes, due 2010	$55,000,000	—
Bank note (prime + 1%), due 2007	1,200,018	—
Equipment note (non-interest bearing), due 2006	280,000	—
Installment purchase obligations, due 2008	5,270,611	—
Credit facility (prime + 5.75%) due 2006	—	15,000,000
7.25% bank loan, due 2006	—	532,908
Other	19,931	—
Less unamortized discounts	(3,910,160)	—

	57,860,400	15,532,908
Less current portion of long-term debt	(3,319,175)	(329,511)

Long-term debt	$54,541,225	$15,203,397

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Maturities of long-term debt for the next five years and thereafter follow:

Fiscal year
2006	$3,319,175
2007	3,227,288
2008	224,097
2009	—
2010	55,000,000
Thereafter	—

61,770,560

Less unamortized discounts	(3,910,160)

57,860,400
Less current portion of long-term debt	(3,319,175)

Long-term debt	$54,541,225

Leases

The Company leases mining and certain other equipment under noncancelable lease agreements ranging in initial term from six months to five years. Rental expense for equipment under operating lease agreements with initial lease terms of one year or greater was approximately $1,213,000, $516,000 and $307,000 for the years ending December 31, 2005, 2004 and 2003 respectively.

During the final quarter of 2005, the Company entered into capital lease agreements of approximately $2,400,000 with equipment suppliers for certain mining equipment. These leases are for periods of six to thirty-six months and provide for the transfer of ownership of the equipment to the Company at the end of the lease term.

During the fourth quarter of 2004, the Company entered into multiple capital lease agreements with an equipment supplier for various mining equipment with a combined estimated fair value of approximately $4,470,000, which approximated the present value of minimum lease payments at inception. These capital lease agreements were replaced with installment sales contracts with an equipment manufacturer in August 2005

Depreciation expense related to equipment under capital leases was approximately $1,079,000, $149,000 and $65,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Future minimum lease payments for noncancelable leases with initial terms of one year or greater in effect at December 31, 2005 are as follows:

	Capital Leases	Operating Leases
2006	$1,251,500	$263,155
2007	1,123,500	91,837
2008	195,122	—
2009	—	—
2010	—	—
Thereafter	—	—

Total minimum lease payments	2,570,122	$354,991

Imputed interest	(415,072)

Present value of minimum capital lease payments	2,155,050
Current portion	(958,907)

Long-term obligations	$1,196,143

Asset Retirement Obligations

In accordance with SFAS No. 143, the Company recognizes a liability for the fair value of asset retirement obligations associated with mine reclamation in the period in which the obligations are incurred or acquired. The liability is accreted to the expected reclamation date at the Company’s credit-adjusted risk-free rate.

The following table describes the changes to the Company’s asset retirement obligations for the years ended December 31:

	2005	2004	2003
Obligation at January 1	$2,093,759	$64,359	$—
Accretion expense	347,671	34,604	7,047
Additions resulting from property additions	4,646,328	1,790,179	57,312
Adjustments from annual recosting	490,424	503,697	—
Obligations settled	(349,950)	(87,090)	—

Obligation at December 31	7,228,232	2,305,749	64,359
Current portion included in accrued expenses	—	(211,990)	—

Long-term liability	$7,228,232	$2,093,759	$64,359

Stockholders’ Equity

In January 2003, a total of 7,674,978 shares of common stock were granted to the four founding officer/directors of the Company for services. The stock was valued at $153,500 ($0.04 per share) based on stock transactions for cash with unrelated individuals

In January and February 2003, a total of 874,997 shares of common stock were sold to individuals for $17,500 ($0.04 per share). In June and July 2003, a total of 337,500 shares were sold to investors for $270,000 ($0.80 per share).

On March 28, 2003, National Coal Corporation (Tennessee) entered into an Agreement and Plan of Reorganization to acquire 8.55 million shares of the Company’s common stock for all of National Coal

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Corporation (Tennessee)’s outstanding common stock. The shares were exchanged on April 30, 2003. Immediately after the transaction, the former National Coal Corporation (Tennessee) shareholders owned approximately 94.8% of the Company’s common stock.

The reorganization was recorded as a recapitalization effected by a reverse merger wherein the Company was treated as the acquiree for accounting purposes, even though it was the legal acquirer. Since the Company was a non-operating entity with limited business activity, goodwill was not recorded.

In June 2003, 105,363 shares of the Company’s common stock were re-purchased for $21,073 and cancelled.

During 2003, the Company raised gross proceeds of $198,000 pursuant to a series of private placements of unsecured promissory notes to four unrelated parties. Each of the notes had an interest rate of 10% per annum and was due in March 2004. In November 2003, these note holders agreed to extend the terms of the notes to November 2004 in consideration of the issuance to them of warrants to purchase an aggregate of 41,250 shares of our common stock at a conversion price of $2.20 per share. In January 2004, these four unrelated parties exercised the warrants by converting their entire then outstanding principal and accrued interest into shares of common stock. The Company issued 92,099 shares of common stock, 90,000 shares of which were issued in repayment of principal, and 2,099 shares of which were issued in repayment of accrued interest.

In February 2004, Crestview Capital Master, LLC, an entity controlled by Crestview Capital Funds, purchased four of the Company’s outstanding notes payable from an unrelated party in the aggregate principal amount of approximately $3,465,200. Concurrent with its purchase of these notes, Crestview agreed to extend the maturity date on all four notes to March 25, 2005 and to modify certain provisions. Two of the notes, in the aggregate principal amount of approximately $3.2 million, are convertible into the Company’s common stock at a price of $2.00 per share. Crestview also purchased common stock purchase warrants from the original debt holder which warrants had been issued by the Company as additional consideration for the convertible notes. The warrants allow Crestview to purchase up to 399,312 shares of the Company’s common stock at a price of $2.20 per share, and expire on March 25, 2005. In March 2004, the Company issued Crestview 80,347 shares of common stock upon conversion of $160,693 of accrued interest. In April 2004, the Company issued Crestview 250,000 shares of common stock upon conversion of $500,000 of principal. In October 2004, the Company issued Crestview 1,347,451 shares of common stock upon conversion of the remaining $2,694,903 of principal of the convertible debentures. The remaining two notes in the aggregate principal amount of $270,314, were paid in full in December 2004.

In February 2004, the Company sold an aggregate of 1,250,000 shares of its common stock in a private placement at a price of $2.20 per share to one institutional investor and three accredited investors.

In March 2004, a total of 41,958 shares of common stock were granted to the then Chairman of the Board in lieu of cash compensation for services. The stock was valued at $226,573 or $5.40 per share, which was the closing price of the Company’s common stock on the date the stock was granted.

In May 2004, the Company purchased from Cumberland Timber Company, LLC, 1,738 acres of land in East Tennessee for a total purchase price of $631,000, which consisted of $280,000 cash and 75,000 shares of common stock. The 75,000 shares were valued at a price per share of $4.68, which was the closing price of the Company’s common stock on May 14, 2004, the date of closing for this transaction.

In August 2004, the Company sold $16,030,000 of Series A convertible preferred stock and common stock purchase warrants in separate private placement transactions. The Company issued a total of 1,068.67 shares of

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Series A convertible preferred stock, at $15,000 per share, for cash consideration of $11.305 million and cancellation of $4.725 million of its senior secured promissory notes issued in April and May 2004. Each share of Series A convertible preferred stock is convertible into 2,500 shares of common stock. For each share of Series A convertible preferred stock, the investors also were issued two-year warrants to purchase 500 shares of common stock at an exercise price of $8.40 per share.

On August 31, 2004, the Company issued $3,000,000 of convertible promissory notes (see Note 6). The convertible promissory notes may be converted prior to maturity into units consisting of our Series A convertible preferred stock and common stock purchase warrants at a price of $15,000 per unit. Each unit consists of one share of Series A convertible preferred stock and two-year warrants to purchase up to 500 shares of common stock at an exercise price of $8.40 per share. In December 2004, the holders of the convertible promissory notes converted the $3,000,000 principle into 200 shares of Series A convertible preferred stock and warrants to purchase up to 100,000 shares of common stock.

Investors who paid cash consideration in either the Series A convertible preferred stock financing or convertible debt financing also received the right to purchase additional units of Series A convertible preferred stock and common stock purchase warrants. Each of these investors can purchase, at a price of $15,000 per unit, up to a number of units with an aggregate purchase price equal to 33.33% of the amount invested in the initial financing. Each unit consists of one share of Series A convertible preferred stock and two-year warrants to purchase up to 500 shares of common stock at an exercise price of $8.40 per share. The purchase rights must be exercised no later than April 28, 2005. The holders of convertible promissory notes may exercise this additional purchase right only if they convert their promissory note in full. In December 2004, the Company issued 241.33 shares of its Series A convertible preferred stock and warrants to purchase 482,660 shares of its common stock upon the exercise by certain holders of these purchase rights. The Company received gross proceeds of approximately $3,620,000 in connection with the sale of these securities.

In connection with the August 31, 2004 private placement financings, the Company entered into separate registration rights agreements with the investors. Pursuant to the separate registration rights agreements, the Company filed a Form SB-2 on November 1, 2004 with the Securities and Exchange Commission, and such registration statement was declared effective by the SEC on January 28, 2005 registering 17,587,730 shares of common stock for resale by the selling shareholders.

During 2004, the Company issued an aggregate of 867,200 shares of its common stock upon the exercise of warrants, of which 389,139 shares were issued pursuant to cashless exercises and 478,061 shares were issued for cash of $1.109 million.

At the close of business on January 12, 2005, the Company affected a 1-for-4 reverse split of its issued and outstanding common stock as previously approved on October 12, 2004 by its board of directors and stockholders. All share and per share amounts have been retroactively restated for all periods presented to reflect the effect of the reverse split.

On May 6, 2005, the Company filed with the Securities and Exchange Commission, a post effective amendment #1 to Form SB-2 on a Form S-3 registration statement to register the resale by the selling stockholders identified therein, of an aggregate of 17,188,996 shares of the Company’s common stock which was then outstanding or which could be acquired by the selling stockholders from the Company upon the conversion or exercise of options, warrants, and Series A convertible preferred stock. The amendment was declared effective by the United States Securities and Exchange Commission on May 12, 2005.

On December 29, 2005, the Company issued 55,000 Warrants to purchase a total of 1,732,632 shares of the Company’s common stock in conjunction with the issue of $55,000,000 of 10.5% Senior Secured Notes. The

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

issue consisted of 55,000 units which will entitle the holder to purchase 31.5024 shares of Company common stock at an exercise price of $8.50 per share, subject to adjustment. The warrants are subject to mandatory conversion if the price the Company’s common stock remains above $12.50 for more than thirty days. The Warrants will be exercisable at any time on or after their first anniversary date and will expire on December 15, 2010.

During 2005 and 2004, holders of 139.44 and 53.33 shares of Series A convertible preferred stock with liquidation preferences totaling approximately $2,100,000 and $800,000 converted their shares into 351,633 and 133,333 shares of common stock, respectively.

During 2005, the Company issued 234,240 shares of common stock and received gross proceeds of approximately $531,000 upon the exercise of stock options by employees. No employee stock options were available for exercise during 2004.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2005, and 2004, respectively:

Cash and accounts receivable: The carrying amount approximates fair value because of the short maturity of these instruments.

Debt: The fair value of the Company’s long-term debt is estimated based on the quoted market prices for similar issues or on the estimated current rate of incremental borrowing available to the Company for similar liabilities. At December 31, 2005 the carrying value of the Company’s 10.5% Senior Secured Notes approximated fair value because the Notes were issued on December 29, 2005.

Capital lease obligations: The fair value of the Company’s capital lease obligations is based on the estimated current rate of incremental borrowing available to the Company for similar liabilities.

The estimated fair values of the Company’s financial instruments at December 31 are as follows:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$25,434,988	$25,434,988	$303,673	$303,673
Accounts receivable	2,929,735	2,929,735	2,091,698	2,091,698
Restricted cash	6,625,267	6,625,267	4,574,625	4,574,625

Financial liabilities
Long-term debt	$57,860,400	$57,478,632	$15,532,908	$14,084,578
Capital lease obligations	2,155,050	2,280,683	4,191,224	4,362,213

Concentrations of Credit Risk and Major Customers

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Accounts receivable are from brokers or purchasers of the Company’s coal with payment terms that typically do not exceed 20 days. The Company routinely performs credit evaluations of customers purchasing on account and generally does not require collateral.

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

During the period ended December 31, 2005, the Company derived revenue from fifteen customers, eight of which were electric utilities, six of which were industrial companies and one of which was a coal reseller. The Company derived revenue in excess of ten-percent (10%) of total coal sales from major customers as follows:

	Customer
	A	B	C	D	E
Period ended December 31:
2005	35%	26%	10%	*	*
2004	28%	27%	16%	*	*
2003	27%	*	*	52%	15%

*	Less than 10%

At December 31, 2005, the Company had six contracts of one year or longer. The following table summarizes, as of December 31, 2005, the tons of coal that the Company is committed to deliver at prices determined under existing long-term contracts, which prices are subject to annual adjustment pursuant to the terms of the contracts, during the calendar years 2006 through 2010:

Calendar Year	Tons	Avg. $ / Ton	Dollar Value
2006	1,429,000	$52.16	$74,532,250
2007	1,230,000	52.02	63,985,500
2008	300,000	51.35	15,403,500
2009	60,000	59.48	3,568,500
2010	15,000	69.45	1,041,750

Total	3,034,000	$52.25	$158,531,500

Income Taxes

At December 31, 2005, and 2004, the Company had net operating loss carry forwards of approximately $17,960,000 and $9,600,000, respectively that may be offset against future taxable income. These carry forwards are subject to review by the Internal Revenue Service and begin to expire in 2023.

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future. Accordingly, the Company has fully reserved the approximately $7,300,000 tax benefit of the operating loss carry forward by a valuation allowance of the same amount because the likelihood of realization of the tax benefit cannot be determined. There was an increase of approximately $3,500,000, $2,600,000 and $1,200,000 in 2005, 2004 and 2003, respectively.

Temporary differences between the time of reporting certain items for financial statement and tax reporting purposes consists primarily of beneficial conversion feature interest expense, stock-based compensation, depreciation, depletion and accrued reclamation expenses. The Company’s effective tax rate of approximately 38.3% is a function of the U.S. statutory rate of 34% plus the effect of state taxes, net of the federal tax benefit, of approximately 4.3%.

Earnings Per Share

Basic earnings or loss per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed similarly to basic earnings

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

per share except that they reflect the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock. Diluted earnings or loss per share includes dilutive common stock equivalents, using the treasury stock method, and assumes that the potentially dilutive instruments were converted into common stock at the beginning of the year or upon issuance. Stock options with exercise prices greater than the average fair market price for a period, which are defined as anti-dilutive, are not included in the diluted earnings (loss) per share calculations because of their anti-dilutive effect. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

For the years ended December 31, 2005 and 2004 and the eleven months ended December 31, 2003, 6,024,642, 2,105,554 and 0 potentially dilutive shares of the Company from warrants, convertible preferred stock and stock options were not included in the computation of diluted earnings (loss) per share because to do so would be anti-dilutive.

The computations for basic and diluted earnings per share from continuing operations for the period ending December 31 are as follows:

	2005	2004	2003
Numerator:
Net (loss)	$(6,791,171)	$(10,429,130)	$(3,332,885)
Preferred dividends	(1,124,650)	(18,893,509)	—

Numerator for basic and diluted	$(7,915,821)	$(29,322,639)	$(3,332,885)
Denominator:
Weighted average shares—basic	13,712,813	11,261,800	9,137,630

Effect of warrants	1,122,399	267,751	—
Effect of convertable preferred shares	3,528,233	780,663	—
Effect of stock options	1,374,010	1,057,140	—

Adjusted weighted average shares—diluted	19,737,455	13,367,354	9,137,630

Net income (loss) per share—basic	$(0.58)	$(2.60)	$(0.36)
Net income (loss) per share—diluted	$(0.58)	$(2.60)	$(0.36)

Stock-based Compensation Plans

The Company’s 2004 Option Plan (the “Plan”) was authorized by the Board of Directors of the Company in March 2004, and amended in January 2005. Under the terms of the Plan, stock options may be granted to officers, directors, employees, and others. At December 31, 2005, 2,750,000 shares of common stock were authorized for issuance under the Plan. Shares subject to awards that expire unexercised or are otherwise terminated, again become available for awards. Upon exercise, stock is issued from unissued or treasury shares. The grant price of an option under the Plan generally may not be less than the fair market value of the common stock subject to such option on the date of grant. Options have a maximum life of ten years and vest 25% per year over a four year period commencing on January 1 following the Date of Grant.

The estimated fair value of options granted under the Plan is determined using the Black-Scholes option-pricing model. The Company uses the simplified method to estimate the expected option term whereby the expected term is calculated as the average of the vesting term and original contract term. Because of an insufficient trading history, the Company bases its estimate of expected volatility on the historical volatility of similar publicly traded entities. The risk-free rate for periods within the estimated term of the options is based on

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

the yield of U.S. Treasury securities. The estimated fair value as of the date of grant for options granted under the Plan during the years ended December 31, 2005 and 2004 was determined based on the following assumptions:

	Year Ended
	December 31, 2005	December 31, 2004
Expected term (years)	6.25	4.0
Risk-free interest rates	3.79% – 4.55%	3.23% – 4.37%
Expected dividend yield	0.0%	0.0%
Expected volatility	47.6% – 48.0%	48.4% – 48.7%
Weighted-average volatility	47.8%	48.6%

A summary of stock option activity under the Plan for the years ended December 31, 2005 and 2004 is as follows:

	Common Shares	Weighted Average Fair Value	Weighted Average Exercise Price
Options outstanding at January 1, 2004
Granted	1,448,750	$3.54	$2.65
Exercised
Forfeited
Options outstanding at December 31, 2004:	1,448,750
Vested	362,188	3.54	2.65
Unvested	1,086,562	3.54	2.65

Total options outstanding at December 31, 2004	1,448,750	$3.54	$2.65

Granted	631,000	3.41	6.50
Exercised	234,240	3.65	2.27
Forfeited	306,875	3.59	3.02
Options outstanding at December 31, 2005:	1,538,635
Vested (8.68 year weighted average remaining contractual term)	509,448	3.50	3.73
Unvested (9.02 year weighted average remaining contractual term)	1,029,188	3.49	4.25

Total options outstanding at December 31, 2005	1,538,635	$3.49	$4.08

Options available for grant at December 31, 2005	977,125

The Company intends to adopt the provisions of SFAS No. 123(R) on January 1, 2006 using the modified prospective application transition method and anticipates a reduction in fiscal 2006 net income by an amount consistent with the pro forma disclosures shown above.

Exercise prices for stock options outstanding as of December 31, 2005 range from $2.20 to $7.02 summarized as follows:

Range of exercise prices	Number of shares underlying options	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$2.00 – $4.00	765,760	8.3	$2.20
$4.00 – $6.00	251,875	8.5	$5.39
$6.00 – $8.00	521,000	9.8	$6.60

	1,538,635	8.8	$4.21

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Commitments and Contingencies

In December 2004, the Company succeeded to a permit for a coal mining operation in Campbell County, Tennessee and in so doing became the real party in interest in a pending civil action filed by a group of environmental organizations in the United States District Court for the Eastern District of Tennessee. Plaintiffs alleged that issuance of the original permit was flawed because the OSM, the federal agency which issued the permit, had not complied with the requirements of the National Environmental Policy Act (“NEPA”) and asked that the permit be revoked by the Court. The District Court dismissed the plaintiffs’ action and the plaintiffs subsequently appealed to the Sixth Circuit Court. Hearings are scheduled for 2006. Concurrently, the same plaintiffs filed a similar action alleging NEPA violation regarding OSM’s approval of an application for a revision of the same permit. An unfavorable outcome of either action would not involve direct monetary damages; however significant financial losses could result from curtailed mining operations. The Company believes that these matters will be resolved favorably and without a material impact on its cash flows, results of operations or financial condition.

During 2005, we were audited by our previous workers’ compensation insurance provider who informed us that we owed an additional approximately $1.4 million in premiums for the policy year ended April 15, 2005. The matter primarily involves the application of premium rates to employees performing certain job functions. In January 2006, we attempted to settle the dispute by submitting a full accounting of the matter with a payment of approximately $427,000 to the previous insurance provider. Currently, the matter has not been resolved nor has any legal action been pursued by either party.

The Company becomes party to other legal action, claims, arbitration and administrative proceedings from time to time in the ordinary course of business. Management does not expect the outcome of pending or threatened proceedings to have a material impact on its cash flows, results of operations or financial condition.

Related Party Transactions

On July 1, 2003, the Company sold mineral royalty rights for coal mined on the Patterson Mountain portion of its New River Tract property for $75,156 to Jenco Capital Corporation (“Jenco”), an entity owned by the Company’s Chief Executive Officer and President. The Company was obligated to pay Jenco $2.00 per mined ton on the property. During 2003 and 2004, the Company paid Jenco $59,572 and $15,584, respectively, in accordance with the agreement. The Company has no further obligation to Jenco pursuant to this royalty agreement.

On August 1, 2003, the Company sold its interest in mineral royalty rights that it received from U.S. Coal, Inc. for coal mined on a section of the Smokey Mountain portion of its New River Tract property. The Company sold these royalty rights for $250,000 to Jenco. The Company recorded the proceeds from the sale as deferred revenue and recognized revenue each month based on U.S. Coal’s production. During 2003 and 2004, the Company recognized the royalty revenue, $146,597 and $103,403, respectively, and as of December 31, 2004 had no further obligation pursuant to this agreement.

These transactions were completed with Jenco, a related party, because (i) the Company needed a prompt capital infusion to ramp up its coal production, (ii) Jenco had available cash for the transaction, (iii) the Company could not have developed another independent source for the capital without considerable time delay due to lack of a production history, and (iv) the Company had no knowledge of any outside sources for such capital at the time of the transactions. The Company believes that given the time delay to search for capital and the cost of lost opportunity, the terms of these transactions were acceptable because it afforded the Company immediate liquidity for operating purposes.

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

On June 30, 2003, the Company assigned a ten-year, $0.25 per ton royalty interest on all the coal sold from its New River Tract property, to both the then Chairman of the Board and its current Chief Executive Officer and President. The agreement provided that in the event any mineral properties were sold prior to the end of the ten-year period, the obligation would be settled by paying 12 1/2% of the sales price to each individual. Pursuant to the sale of mineral property rights to Jenco in July and August 2003, the Company paid both the Chairman of the Board and Chief Executive Officer and President 12 1/2% of the sales price, for an aggregate payment of $81,289. In February 2004, the Chairman of the Board and Chief Executive Officer and President each agreed to permanently cancel all future royalty payments pursuant to this royalty agreement.

In 2003, the Company acquired mining equipment and certain other intangible mining rights and information from Strata Coal, LLC (“Strata”) for $47,000 ($7,000 cash and a non-interest bearing promissory note) and assumption of promissory notes payable to unrelated parties totaling $174,000. The Company also assumed $14,875 of Strata’s accounts payable. Strata is owned by the Chairman of the Board and the CEO/President of the Company. Since the Strata transaction involved related parties, primarily for intangible consideration, the $205,875 purchase price (exclusive of the mining equipment subsequently sold –see below), was expensed in 2003. Subsequent to March 31, 2003 the promissory notes (totaling $214,000) were paid and on June 11, 2003 the mining equipment was sold to Jenco for $30,000.

In March 2003, the Company paid the Chairman of the Board and the CEO/President $150,000 each for corporate organization and promotion activities.

In October 2003, the Company loaned its current Chief Financial Officer $15,000 with an annual interest rate of 3 1/2% and a maturity of 1 year. This loan was made to this individual before he became the Company’s full time CFO and before he was an officer of the Company. In February 2004, this loan, plus accrued interest, was paid in full.

During 2003 and 2004, the Company paid the law firm of Kite, Bowen & Associates, PA, $45,000 and $10,000, respectively, for professional services rendered. Mr. Kite was the managing partner of Kite, Bowen & Associates, PA, and previously served on the Company’s Board of Directors. In May 2004, Mr. Kite joined the Company on a full time basis as its General Counsel.

The Company borrowed an aggregate of $305,000 from Jenco from August 2003 through January 2004, and borrowed $105,000 from the President and CEO in December 2003. Each of these loans were evidenced by a note payable which accrued simple interest at an annual rate of 8% and was payable on demand. These loans were paid in full during the first six months of 2004.

In September 2004, the Company repaid a $150,000 note payable to the former Chairman. During 2004 the Company paid a total of $18,833 interest pursuant to the note. This debt was outstanding since February 2003.

In October 2004, the Company borrowed $10,000 from its Chief Financial Officer and $40,000 from its Operations Manager, which amounts were repaid in December 2004. These loans accrued simple interest at an annual rate of 8%.

In October 2004, the Company revised the employment contracts of its Chief Executive Officer, its Chief Financial Officer and its Operations Manager such that each individual is entitled to additional monthly compensation in an amount equal to five cents ($0.05) per ton of coal sold each month from coal mined from all of the Company’s owned and leased properties.

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

In March 2005, the Company borrowed approximately $5,140,000 at 18% interest with five-year common stock purchase warrants to purchase up to 140,000 shares of the Company’s common stock at an exercise price per share of $8.50 by issuing notes to three purchasers, including Crestview Capital Master, LLC, which is a significant shareholder of the Company. The Company paid an origination fee of approximately $200,000 upon the execution of the loan document. The notes were repaid on December 28, 2005 with an additional 3% fee.

Events Subsequent to December 31, 2005 (Unaudited)

In February 2006, the Company formed a wholly-owned subsidiary, NC Railroad, Inc., which subsequently purchased forty-two miles of railroad track between Oneida and Devonia, Tennessee from Norfolk-Southern Railroad for approximately $1,960,000. The rail line gives access from the Company’s Baldwin preparation facility in the New River tract to Norfolk-Southern’s rail yard in Oneida, Tennessee.

In March 2006, the Company was named as defendant in a complaint filed in the United States District Court for the Eastern District of Kentucky by the sublessor of certain coal mining rights at the Company’s operations in Kentucky. The Company is the sublessee of these rights as the result of a 2004 acquisition. The complaint alleges that the sublease agreement does not convey rights to the coal seams in question and the Company extracted coal during 2005 without right or interest. Management believes that the complaint lacks merit and this matter will be resolved favorably without a material impact on its cash flows, results of operations or financial condition.

In February 2006, the Company purchased a second highwall miner for approximately $6,500,000 which was immediately placed in service on the Straight Creek tracts in Southeastern Kentucky. In March 2006, this highwall miner was damaged by a rock collapse which is expected to result in approximately two months of lost service. Insurance in place will cover the cost of returning the highwall miner to working condition less a $50,000 deductible.

In April 2006, the Company entered into new installment sales contracts with an equipment manufacturer pursuant to which the Company refinanced equipment with an aggregate principal value of approximately $2,729,000 formerly acquired under various capital leases. These installment sales contracts require payments over 36 months at fixed interest rates ranging from 7.03% to 7.5%.

Summary Quarterly Financial Information (Unaudited)

Quarterly financial data for 2005 and 2004 is as follows (certain reclassifications have been made to conform to the annual presentation):

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Total revenues	$11,866,566	$15,574,119	$18,274,700	$20,157,249
Income (loss) from operations	(1,514,906)	(212,856)	337,851	(1,173,640)
Net (loss) available to common shareholders	(2,482,229)	(1,533,942)	(654,973)	(3,244,677)
(Loss) per share:
Basic	$(0.18)	$(0.11)	$(0.05)	$(0.24)
Diluted	$(0.18)	$(0.11)	$(0.05)	$(0.24)

NATIONAL COAL CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Total revenues	$1,064,903	$4,528,695	$4,410,287	$6,995,027
(Loss) from operations	(918,762)	(649,472)	(2,896,787)	(2,574,505)
Net (loss) available to common shareholders	(1,066,208)	(1,187,470)	(14,045,326)	(13,023,635)
(Loss) per share:
Basic	$(0.11)	$(0.11)	$(1.27)	$(1.11)
Diluted	$(0.11)	$(0.11)	$(1.27)	$(1.11)

	Two Months ended March 31, 2003	Three Months Ended June 30, 2003	Three Months Ended September 30, 2003	Three Months Ended December 31, 2003
Total revenues	$—	$17,275	$274,363	$899,005
(Loss) from operations	(782,469)	(584,660)	(904,680)	(764,054)
Net (loss) available to common shareholders	(794,458)	(618,484)	(1,051,888)	(868,055)
(Loss) per share:
Basic	$(0.02)	$(0.02)	$(0.03)	$(0.29)
Diluted	$(0.02)	$(0.02)	$(0.03)	$(0.29)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 607.0850 the Florida Business Corporation Act permits the indemnification of directors and officers of Florida corporations. Our articles of incorporation, as amended, provide that we shall indemnify our directors and officers to the fullest extent permitted by Florida law.

Under Florida law, we have the power to indemnify our directors and officers, and persons serving as officers, directors, employees or agents of another entity at our request, against claims arising in connection with their service to us except when an director’s or officer’s conduct involves:

•	violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	deriving an improper personal benefit from a transaction;

•	voting for or assenting to an unlawful distribution; or

•	willful misconduct or conscious disregard for our best interests in a proceeding by or in the right of a shareholder.

Article F of our bylaws provides that we will indemnify our directors and officers, as well as any directors, officers, employees or agents of another entity, for which such person serves at the request of National Coal, for monetary damages in civil actions if they have acted in good faith and held a reasonable belief that his or her actions were in the best interest of the Company, and in criminal actions or proceedings if such person has acted without reasonable ground for belief that such action was unlawful.

Notwithstanding anything to the contrary in our articles of incorporation or bylaws, Section 607.0831 of the Florida Business Corporation Act limits the liability of directors for monetary damages for any statement, vote, decision or failure to act relating to the management or policy of the Company, unless he or she breached or failed to perform her duties as a director, and the breach or failure constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe the conduct was lawful or had no reasonable cause to believe it was unlawful;

•	a transaction from which the director derived an improper personal benefit;

•	an unlawful distribution;

•	in a proceeding by or in the right of us or one or more of our shareholders, conscious disregard for our best interests or willful misconduct; or

•	in a proceeding brought by someone other than us or one or more of our shareholders, recklessness or an act or omission committed in bad faith, with malicious purpose, or in a manner exhibiting willful disregard of human rights, safety or property.

In addition to the indemnification required in our articles of incorporation and bylaws, we have entered into indemnity agreements with each of our current directors and officers. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We also maintain directors’ and officers’ insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Title

2.1	Agreement and Plan of Reorganization dated as of April 11, 2003 among Southern Group International, Inc., National Coal Corp., and certain subscribing shareholders of National Coal Corp.(1)

2.2	Share Purchase Agreement dated as of March 28, 2003 among, Surinder Rametra, Southern Group International, Inc., and National Coal Corporation.(1)

3.1	Articles of Incorporation of National Coal Corp. dated August 8, 1995.(2)

3.1.1	Articles of Amendment to the Articles of Incorporation of National Coal Corp. dated August 10, 1995.(2)

3.1.2	Articles of Amendment to the Articles of Incorporation of National Coal Corp. dated January 4, 1996.(2)

3.1.3	Articles of Amendment to the Articles of Incorporation of National Coal Corp. dated July 17, 2003, filed August 4, 2003.(3)

3.1.4	Articles of Amendment to the Articles of Incorporation of National Coal Corp. dated August 27, 2004, filed August 31, 2004.(8)

3.1.5	Articles of Amendment to the Articles of Incorporation of National Coal Corp. dated January 10, 2005, filed January 12, 2005.(8)

3.2	Amended and Restated Bylaws of National Coal Corp.(8)

4.1	Amended and Restated 2004 National Coal Corp. Option Plan.(8)

4.2	Indenture dated as of December 29, 2005 among National Coal Corp., its subsidiaries, and Wells Fargo Bank, National Association, a national banking association, as trustee.(11)

4.3	Security Agreement dated as of December 29, 2005, by and among National Coal Corp., its subsidiaries, in favor of Wells Fargo Bank National Association, in its capacity as trustee under the Indenture dated December 29, 2005.(12)

4.4	Debt Registration Rights Agreement, dated as of December 29, 2005 by and between National Coal Corp., its subsidiaries, and Jefferies & Company, Inc.(12)

4.5	Equity Registration Rights Agreement, dated as of December 29, 2005 by and between National Coal Corp. and Jefferies & Company, Inc.(12)

4.6	Warrant Agreement dated as of December 29, 2005 between National Coal Corp., and Wells Fargo Bank, National Association as warrant agent.(12)

4.7	Intellectual Property Security Agreement dated as of December 29, 2005 by and among National Coal Corp., its subsidiaries, in favor of Wells Fargo Bank, N.A. as collateral agent.(12)

5.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to the enforceability of the Notes being registered.*

10.1	Form of Indemnification Agreement of Registrant.(8)

10.2	Asset Purchase and Sale Agreement dated April 15, 2004 by and among U.S. Coal, Inc., New River Processing, Inc. and National Coal Corporation.(5)

10.3	Asset Purchase Agreement by and between National Coal Corporation and Robert Clear Coal Corporation dated October 26, 2004.(8)

Exhibit Number	Exhibit Title

10.4	Coal Supply Agreement by and between National Coal Corporation and East Kentucky Power Cooperative, Incorporated dated October 6, 2004. Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the United States Securities and Exchange Commission.(7)

10.5	Purchase and Sale Agreement by and between Appalachian Fuels LLC and National Coal Corporation dated November 26, 2004.(8)

10.6	Credit Agreement by and between National Coal Corporation and D.B. Zwirn Special Opportunities Fund, L.P. as lender, and administrative agent for the lenders dated November 26, 2004.(8)

10.7	First Amendment to Credit Agreement by and between National Coal Corporation and D.B. Zwirn Special Opportunities Fund, L.P. as lender, and administrative agent for the lenders, dated January 11, 2005.(10)

10.8	Second Amendment to Credit Agreement by and between National Coal Corporation and D.B. Zwirn Special Opportunities Fund, L.P. as lender, and administrative agent for the lenders, effective as of December 31, 2004.(10)

10.9	Mineral Rights Purchase and Sale Agreement by and between National Coal Corporation and The Brimstone Co. dated December 6, 2004.(8)

10.10	Form of Note and Warrant Purchase Agreements dated April 15, 2004, including Form of Secured Promissory Note and Form of Common Stock Purchase Warrant attached as exhibits thereto.(5)

10.11	Security and Pledge Agreement dated April 15, 2004, by and among National Coal Corp., National Coal Corporation and Stewart Flink, as agent for himself and the holders of secured promissory notes.(5)

10.12	Subordination Agreement dated April 15, 2004, made by Crestview Capital Master, LLC in favor of Stewart Flink, as agent for himself and the holders of secured promissory notes.(5)

10.13	Preferred Stock and Warrant Purchase Agreement by and between National Coal Corp. and the persons listed on Schedule I thereto, with respect to Registrant’s Series A Cumulative Convertible Preferred Stock and Warrants to Purchase Common Stock dated August 31, 2004, including Form of Warrant.(8)

10.14	Investor Rights Agreement by and between National Coal Corp. and the Purchasers listed on Schedule I thereto, dated August 31, 2004.(8)

10.15	Preferred Stock and Warrant Purchase Agreement by and between National Coal Corp. and CD Investment Partners, Ltd., with respect to Registrant’s Series A Cumulative Convertible Preferred Stock and Warrants to Purchase Common Stock dated August 31, 2004.(8)

10.16	Warrant, dated August 31, 2004, issued by National Coal Corp. to CD Investment Partners, Ltd. pursuant to the Preferred Stock and Warrant Purchase Agreement by and between National Coal Corp ..and CD Investment Partners, Ltd., with respect to Registrant’s Series A Cumulative Convertible Preferred Stock and Warrants to Purchase Common Stock dated August 31, 2004.(8)

10.17	Investor Rights Agreement by and between National Coal Corp. and CD Investment Partners, Ltd. dated August 31, 2004.(8)

10.18	Note Purchase Agreement by and between National Coal Corp. and the persons listed on Schedule I thereto, with respect to Registrant’s 8% Convertible Promissory Notes dated August 31, 2004, including Form of 8% Convertible Promissory Note and Form of Common Stock Purchase Warrant.(8)

Exhibit Number	Exhibit Title

10.19	Investor Rights Agreement by and between National Coal Corp. and Crestview Capital Master, LLC and SDS Capital Group SPC, Ltd. dated August 31, 2004.(8)

10.20	Amended Employment Agreement by and between National Coal Corporation and Jon E. Nix dated October 1, 2004.(8)*

10.21	Employment Agreement by and between National Coal Corporation and T. Michael Love, dated November 14, 2005.(11)

10.22	Employment Agreement by and between National Coal Corporation and Kenneth Hodak, dated September 20, 2005.(11)

10.23	Amended Employment Agreement by and between National Coal Corporation and Charles W. Kite dated September 16, 2004.(8)*

10.24	Amended Employment Agreement by and between National Coal Corporation and Jeanne L. Bowen-Nix dated September 16, 2004.(8)*

10.25	Amended Employment Agreement by and between National Coal Corporation and Joseph A. Davis, Jr. dated September 16, 2004.(8)*

10.26	Amended Employment Agreement by and between National Coal Corporation and William R. Snodgrass dated October 1, 2004.(8)*

10.27	Form of Note and Warrant Purchase Agreements by an among National Coal Corp., National Coal Corporation, and each of Crestview Capital Master, LLC, Big Bend Investments, L.P., and CCA (US) Fund I, L.P., dated March 10, 2005, including form of Secured Promissory Note and form of Common Stock Purchase Warrant attached as exhibits thereto.(10)

10.28	Form of Amendment Number One to Secured Promissory Note by and between National Coal Corporation, and each of Crestview Capital Master, LLC, Big Bend Investments, L.P., and CCA (US) Fund I, L.P., dated August 10, 11 and 12, 2005, respectively.(11)

10.29	Security Agreement by and between National Coal Corporation and Crestview Capital Master, LLC as agent for itself, Big Bend Investment, L.P. and CCA (US) Fund I, L.P., dated March 10, 2005.(10)

10.30	Continuing and Unconditional Guaranty of National Coal Corp., dated March 10, 2005, guaranteeing full payment and performance of the Notes issued by National Coal Corporation and the Security Agreement executed by National Coal Corporation pursuant to the Note and Warrant Purchase Agreements dated March 10, 2005.(10)

10.31	Installment Sale Contract by and between National Coal Corporation and Whayne Supply Company, effective July 1, 2005.(11)

10.32	Installment Sale Contract by and between National Coal Corporation and Stowers Machinery Corporation (twenty vehicles), effective July 1, 2005.(11)

10.33	Installment Sale Contract by and between National Coal Corporation and Stowers Machinery Corporation (three vehicles), effective July 1, 2005.(11)

10.34	Asset Purchase Agreement (Baldwin Facility), dated as of May 8, 2005, by and between National Coal Corporation and LCC Tennessee, LLC.(11)

10.35	Separation Agreement by and between the Company and Robert Chmiel, dated March 21, 2005.(10)

10.36	Separation Agreement between National Coal Corp. and Mark A. Oldham, dated November 14, 2005.*

Exhibit Number	Exhibit Title

10.37	Convertible Promissory Note issued by National Coal Corporation to The Webb Group in the amount of $1,503,016.67, as amended, dated March 25, 2003.(6)

10.38	Convertible Promissory Note issued by National Coal Corporation to The Webb Group in the amount of $1,691,885.67 dated March 25, 2003.(6)

10.39	Promissory Note issued by National Coal Corporation to Webb Group Financial Services, Inc. for $75,000 dated September 25, 2003.(6)

10.40	Promissory Note issued by National Coal Corporation to Webb Group Financial Services, Inc. for $195,314.30 dated September 30, 2003.(6)

10.41	Warrant to purchase 751,500 shares of common stock issued by National Coal Corporation to Webb Financial Group, Inc. dated March 25, 2003.(6)

10.42	Warrant to purchase 845,750 shares of common stock issued by National Coal Corporation to Webb Financial Group, Inc. dated March 25, 2003.(6)

10.43	Amendment to Warrant to purchase 751,500 shares of common stock issued by National Coal Corporation to Webb Financial Group, Inc. dated February 26, 2004.(6)

10.44	Warrant to purchase 845,750 shares of common stock issued by National Coal Corporation to Webb Financial Group, Inc. dated February 26, 2004.(6)

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges*

14.1	National Coal Corp. Code of Ethical Conduct.(9)

21.1	Subsidiaries of National Coal Corp.(8)

23.1	Consent of Gordon, Hughes & Banks, LLP.

23.2	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1).

24	Power of Attorney (included on signature pages).

25.1	Statement of Eligibility of Trustee on Form T-1*

*	to be filed by amendment.
(1)	Incorporated by reference to our Current Report on Form 8-K (dated April 22, 2003), filed April 29, 2003.
(2)	Incorporated by reference to our Registration Statement on Form 10-SB filed June 25, 1999.
(3)	Incorporated by reference to our Current Report on Form 8-K (dated August 7, 2003) filed August 7, 2003.
(4)	Incorporated by reference to our Quarterly Report on Form 10-Q for the Quarterly Period ending June 30, 2004, filed August 13, 2004.
(5)	Incorporated by reference to our Current Report on Form 8-K (dated April 15, 2004), filed April 29, 2004.
(6)	Incorporated by reference to our Current Report on Form 8-K (dated March 1, 2004), filed March 2, 2004.
(7)	Incorporated by reference to our Quarterly Report on Form 10-Q for the Quarterly Period ending September 30, 2004, filed November 18, 2004.
(8)	Incorporated by reference to our Registration Statement on Form SB-2 (File No. 333-120146).
(9)	Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.
(10)	Incorporated by reference to our Quarterly Report on Form 10-Q for the Quarterly Period ending March 31, 2005, filed May 16, 2005.
(11)	Incorporated by reference to our Quarterly Report on Form 10-Q for the Quarterly Period ending September 30, 2005, filed November 14, 2005.
(12)	Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed April 12, 2005.

Item 22.	Undertakings

The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(5) to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee, on May 11, 2006.

National Coal Corp.

By:	/s/ T. MICHAEL LOVE
T. Michael Love Senior Vice President, Chief Financial Officer, and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jon E. Nix and T. Michael Love, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of and supplements to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the capacities indicated on May 11, 2006.

/s/ JON E. NIX
Jon E. Nix, President, Chief Executive Officer (Principal Executive Officer), Director and Chairman of the Board

/s/ T. MICHAEL LOVE
T. Michael Love, Senior Vice President, Chief Financial Officer (Principal Financial Officer) and Director

/s/ CHARLES KITE
Charles Kite, Vice President and General Counsel

/s/ WILLIAM R. SNODGRASS
William R. Snodgrass, Chief Operating Officer

/s/ JOSEPH A. DAVIS, JR.
Joseph A. Davis, Jr., Vice President—Sales

/s/ ROBERT HEINLEIN
Robert Heinlein, Director

/s/ KENNETH SCOTT
Kenneth Scott, Director

/s/ SCOTT FILSTRUP
Scott Filstrup, Director

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee, on May 11, 2006.

National Coal Corporation

By:	/s/ T. MICHAEL LOVE
Senior Vice President, Chief Financial Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jon E. Nix and T. Michael Love, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of and supplements to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the capacities indicated on May 11, 2006.

/s/ JON E. NIX
Jon E. Nix, President, Chief Executive Officer, Director and Chairman of the Board

/s/ T. MICHAEL LOVE
T. Michael Love, Senior Vice President, Chief Financial Officer and Director

/s/ CHARLES KITE
Charles Kite, Vice President and General Counsel

/s/ JOSEPH A. DAVIS, JR.
Joseph A. Davis, Jr., Vice President—Sales

/s/ ROBERT HEINLEIN
Robert Heinlein, Director

/s/ KENNETH SCOTT
Kenneth Scott, Director

/s/ SCOTT FILSTRUP
Scott Filstrup, Director

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee, on May 11, 2006.

NC Railroad, Inc.

By:	/s/ CHARLES KITE
President and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints T. Michael Love, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of and supplements to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the capacities indicated on May 11, 2006.

/s/ CHARLES KITE
Charles Kite, President and Chairman of the Board

/s/ ROBERT PARDUE
Robert Pardue, Secretary, Treasurer and Director

/s/ T. MICHAEL LOVE
T. Michael Love, Director